    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 1997
                                                      REGISTRATION NO. 333-37963

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                        LITCHFIELD FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             MASSACHUSETTS                               04-3023928
    (STATE OR OTHER JURISDICTION OF         (IRS EMPLOYER IDENTIFICATION NUMBER)
    INCORPORATION OR ORGANIZATION)

             789 MAIN ROAD, STAMFORD, VERMONT 05352, (802) 694-1200
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              RICHARD A. STRATTON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        LITCHFIELD FINANCIAL CORPORATION
                P.O. BOX 488, WILLIAMSTOWN, MASSACHUSETTS 01267
                                 (802) 694-1200

                                   COPIES TO:

        JAMES WESTRA, ESQ.                           BOB F. THOMPSON, ESQ.
    HUTCHINS, WHEELER & DITTMAR                       BASS, BERRY & SIMS
    A PROFESSIONAL CORPORATION                    2700 FIRST AMERICAN CENTER
        101 FEDERAL STREET                        NASHVILLE, TENNESSEE 37238
    BOSTON, MASSACHUSETTS 02110                         (615) 742-6200
         (617) 951-6600


           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 22, 1997

--------------------------------------------------------------------------------
PROSPECTUS

                                  $45,000,000

                    [LITCHFIELD FINANCIAL CORPORATION LOGO]

                                % NOTES DUE 2002

                            ------------------------

    The   % Notes due November 1, 2002 (the "Notes") offered hereby are unsecured general obligations of Litchfield Financial Corporation ("Litchfield" or the "Company"). Interest on the Notes is payable monthly in arrears commencing December 1, 1997.



    The Company will redeem, at any time, at par plus accrued interest, Notes tendered by the personal representative or surviving joint tenant, tenant in common or tenant by the entirety of a deceased holder within 60 days of presentation of the necessary documents, up to an annual maximum of $25,000 per holder and up to an annual aggregate maximum of 5% of the original aggregate principal amount of the Notes. The Company will redeem Notes tendered by other beneficial holders commencing December 1, 1998 and on each anniversary thereof subject to the per holder and aggregate limitations. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after November 1, 1999, at the redemption prices set forth herein, plus accrued interest.

    The Notes will be issued in integral multiples of $1,000 and will be in fully registered form. No sinking fund will be established for the Notes. See "Description of the Notes." The minimum principal amount of Notes which may be purchased is $2,000. The Company has been advised by the Underwriters that each Underwriter intends to make a market in the Notes; however, the Notes will not be listed for trading on the Nasdaq stock market or any exchange, and no assurance can be given that an active trading market for the Notes will develop.


                            ------------------------


 SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR MATTERS WHICH SHOULD BE CAREFULLY
                            CONSIDERED BY INVESTORS.


                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS. ANY REPRESENTATION TO THE
                     CONTRARY IS A CRIMINAL OFFENSE.


=============================================================================
                          PRICE TO       UNDERWRITING      PROCEEDS TO
                           PUBLIC        DISCOUNT(1)        COMPANY(2)
-----------------------------------------------------------------------------
Per Note.............           100%          %                 %
-----------------------------------------------------------------------------
Total(3).............   $45,000,000           $                 $
=============================================================================


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $340,000.

(3) The Company has granted the Underwriters an option exercisable within 30 days from the date of this Prospectus to purchase up to $6,750,000 aggregate principal amount of additional Notes on the same terms and conditions set forth above to cover over-allotments, if any. If all such Notes are purchased, the total Price to Public, Underwriting Discount and Proceeds to
    the Company will be $51,750,000, $          and $          , respectively.
    See "Underwriting."


                            ------------------------

    The Notes are offered by the Underwriters, subject to receipt and acceptance of such Notes by the Underwriters and subject to their rights to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. The Notes will bear interest from the date of delivery to the Underwriters. It is expected that the Notes will be ready for delivery on or
about November   , 1997.

MCDONALD & COMPANY
        SECURITIES, INC.
                              J.C. BRADFORD & CO.
                                                      TUCKER ANTHONY
                                                            INCORPORATED
                                      , 1997

--------------------------------------------------------------------------------

                               [Graphic to Come]


     This map shows the percentage distribution by state of the principal amount of the Serviced Portfolio as of June 30, 1997 based on the location of the collateral securing the loans. In addition to the locations shown on the map, approximately 1.4% of the principal amount of the Serviced Portfolio is secured by collateral located in the Caribbean Islands.



THE UNDERWRITERS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. Unless otherwise indicated, the information set forth herein does not reflect the exercise of the Underwriters' over-allotment option.


                                  THE COMPANY

     Litchfield Financial Corporation is a specialty finance company which provides financing to creditworthy borrowers for assets not typically financed by banks. The Company provides such financing by purchasing consumer loans, by making loans to businesses secured by consumer receivables and by making other secured loans to businesses.

     Currently, the Company provides financing for the purchase of rural and vacation properties and vacation ownership interests, popularly known as timeshare interests ("Purchased Loans"). The Company also provides financing to rural land dealers, timeshare resort developers and others secured by consumer receivables ("Hypothecation Loans"), to dealers and developers for the acquisition and development of rural land and timeshare resorts ("A&D Loans") and for other secured loans ("Other Loans").

     Purchased Loans consist of "Land Loans" and "VOI Loans." Land Loans are typically secured by three to twenty acre rural parcels. Land Loans are secured by property located in 34 states, predominantly in the southern United States. VOI Loans finance the purchase of ownership interests in fully furnished vacation properties. VOI Loans are secured by property located in 17 states, predominantly in California, Florida and Pennsylvania. The Company requires most dealers or developers from whom it buys loans to guarantee repayment or replacement of any loan in default. Ordinarily, the Company retains a percentage of the purchase price as a reserve until the loan is repaid.

     The Company makes Hypothecation Loans to rural land dealers, resort developers and others secured by consumer receivables consisting primarily of Land Loans and VOI Loans. Hypothecation Loans typically have advance rates of 75% to 85% of the current balance of the pledged consumer receivables and variable interest rates based on the prime rate plus 2% to 4%. Hypothecation Loans are secured by receivables from timeshare resorts and rural land in 25 states.

     The Company also makes A&D Loans to rural land dealers with whom it has ongoing relationships for the acquisition and subdivision of rural land and to resort developers for the acquisition and development of timeshare resorts. At the time the Company makes A&D Loans, it receives a right of first refusal to purchase or finance the related consumer receivables generated by the sale of the subdivided land or timeshare interests. A&D Loans typically have loan to value ratios of 60% to 80% and variable interest rates based on the prime rate plus 2% to 4%. A&D Loans are secured by timeshare resort developments and rural land subdivisions in 19 states.


     The principal sources of the Company's revenues are (i) interest and fees on loans, (ii) gain from the sale of loans and (iii) servicing and other fee income. Gains on sales of loans are based on the difference between the allocated cost basis of the assets sold and the proceeds, which includes the fair value of any assets or liabilities that are newly created as a result of the transaction. Because a significant portion of the Company's revenue is comprised of gains realized upon sales of loans, the timing of such sales has a significant effect on the Company's results of operations. As of June 30, 1997, the Company had sold $222.2 million, $51.5 million and $15.3 million of Land Loans, VOI Loans and Hypothecation Loans, respectively, since its inception.


     As of June 30, 1997, the Company serviced loans with a principal balance of $282.0 million (the "Serviced Portfolio"), of which the Company owned $143.2 million. As of June 30, 1997 the Serviced Portfolio was comprised of 60.8% Purchased Loans, 24.2% Hypothecation Loans, 11.8% A&D Loans and 3.2% Other Loans. The average principal balance of the Land Loans in the Serviced Portfolio was $12,600 with a weighted average remaining maturity of 12.0 years and a weighted average interest rate of 12.2%. Approxi-

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

mately 79.7% of such loans had fixed rates of interest. The average principal balance of the VOI Loans in the Serviced Portfolio was $3,800 with a weighted average remaining maturity of 3.9 years and a weighted average interest rate of 14.6%. Approximately 96.9% of such loans had fixed rates of interest. The average principal balance of the Hypothecation Loans in the Serviced Portfolio was $1,004,000 with a weighted average interest rate of 12.1% and an average advance rate of 74.0%. Approximately 6.5% of such loans had a fixed rate of interest. The average principal balance of the A&D Loans in the Serviced Portfolio was $742,000 with a weighted average interest rate of 11.9% and an average loan to value ratio of 64%. Approximately 19.1% of such loans had fixed rates of interest. As of June 30, 1997, loans 30 days or more past due were .99% of the Serviced Portfolio. For the six months ended June 30, 1997, annualized net charge-offs were .69% of the average Serviced Portfolio.


                                  THE OFFERING



Securities Offered.........  $45,000,000 principal amount of   % Notes due 2002
                             assuming no exercise of the Underwriters' over-allotment option to purchase up to an additional $6,750,000 principal amount of Notes.
                             The Notes are unsecured, general obligations of the Company. See "Description of the Notes" for a more detailed description of the Notes offered hereby.



Maturity...................  November 1, 2002


Interest Payment Dates.....  Interest is payable monthly in arrears commencing
                             December 1, 1997.

Redemption at Noteholder's
  Options..................  UPON THE DEATH OF A NOTEHOLDER: Notes tendered by the personal representative or surviving joint tenant or tenant in common of a deceased beneficial owner shall be redeemed within 60 days of tender, at par plus accrued interest, subject to the amount limitations set forth below.

                             BY OTHER NOTEHOLDERS: Notes tendered by the last day of September each year shall be redeemed at par plus accrued interest, subject to the amount limitations set forth below, on December 1 each year, commencing in 1998.

                             AMOUNT LIMITATIONS: Of the Notes tendered, the Company is only required to redeem, for the period from date of issue until December 1, 1998 and for each twelve month period ending December 1 thereafter, an aggregate maximum of 5% of the original aggregate principal amount of the Notes issued under the Indenture, subject to a maximum of $25,000 per beneficial owner, per period. Notes tendered by representatives of deceased beneficial owners will be redeemed prior to Notes tendered by other Noteholders.

Redemption Upon Occurrence
of Certain Events..........  In the event of a Fundamental Structural Change or a Significant Subsidiary Disposition (as those terms are defined herein), each holder of Notes will have the right to require the Company to purchase the holder's Notes at a price equal to the principal amount thereof plus accrued interest; provided that such right shall not be exercisable if within 40 days after the occurrence of such event the Notes have received a specified rating from a nationally recognized statistical rating organization. See "Description of the
                             Notes -- Noteholders' Right to Prepayment After Fundamental Structural Change or Significant Subsidiary Disposition."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Redemption at Company's
  Option...................  The Notes may be redeemed at the Company's option on or after November 1, 1999, at the redemption prices set forth herein.


Sinking Fund...............  None.

Certain Covenants of the
  Company..................  In the Indenture, the Company agrees to certain limitations on dividends and additional
                             indebtedness, to maintain certain levels of cash or marketable investment securities, and, unless certain conditions are met, to redeem Notes tendered by Noteholders in the event of certain transactions relating to the Company.

Use of Proceeds............  The net proceeds from the sale of the Notes will be used to redeem the Company's outstanding 10% Notes due 2002 (the "1992 Notes"), repay other indebtedness of the Company and for general corporate purposes.

Investment
Considerations.............  Certain factors should be considered in connection with the purchase of the Notes. See "Risk Factors."

Trustee....................  The Bank of New York, New York, New York.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                           SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                              JUNE 30,
                                       --------------------------------------------------------------   -----------------------
STATEMENT OF INCOME DATA(1):              1992         1993         1994         1995         1996         1996         1997
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Revenues:
  Interest and fees on loans.......... $    2,305   $    4,330   $    5,669   $   11,392   $   15,396   $    6,640   $    9,329
  Gain on sale of loans...............      2,501        4,550        4,847        5,161        7,331        3,354        4,067
  Servicing and other fee income......        368          501          459          908        1,456          757          702
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total revenues....................      5,174        9,381       10,975       17,461       24,183       10,751       14,098
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Expenses:
  Interest expense....................        629        2,717        3,158        6,138        7,197        3,297        5,042
  Salaries and employee benefits......      1,017        1,350        1,776        2,798        3,233        1,382        1,646
  Other operating expenses............        810        1,017        1,164        2,120        3,225        1,282        1,756
  Provision for loan losses...........        270          620          559          890        1,954          954          735
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total expenses....................      2,726        5,704        6,657       11,946       15,609        6,915        9,179
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before income taxes and
  extraordinary item..................      2,448        3,677        4,318        5,515        8,574        3,836        4,919
Provision for income taxes............        942        1,426        1,619        2,066        3,301        1,474        1,894
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before extraordinary item......      1,506        2,251        2,699        3,449        5,273        2,362        3,025
Extraordinary item(2).................         --           --         (126)          --           --           --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income........................ $    1,506   $    2,251   $    2,573   $    3,449   $    5,273   $    2,362   $    3,025
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Primary per common share amounts:
  Income before extraordinary item.... $      .42   $      .53   $      .63   $      .76   $      .93   $      .41   $      .52
  Extraordinary item..................         --           --         (.03)          --           --           --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income per share.............. $      .42   $      .53   $      .60   $      .76   $      .93   $      .41   $      .52
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Primary weighted average number of
  shares outstanding..................  3,572,289    4,224,402    4,280,006    4,522,983    5,674,264    5,672,999    5,840,526
Fully-diluted per common share
  amounts:
  Income before extraordinary item.... $      .42   $      .53   $      .63   $      .76   $      .92   $      .41   $      .52
  Extraordinary item..................         --           --         (.03)          --           --           --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Net income per share.............. $      .42   $      .53   $      .60   $      .76   $      .92   $      .41   $      .52
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Fully-diluted weighted average number
  of shares outstanding...............  3,589,264    4,246,945    4,280,006    4,543,009    5,736,467    5,698,866    5,861,180
Cash dividends declared per common
  share............................... $       --   $      .02   $      .03   $      .04   $      .05   $       --   $       --

OTHER STATEMENT OF INCOME DATA:
Net income as a percentage of
  revenues............................       29.1%        24.0%        23.4%        19.8%        21.8%        22.0%        21.5%
Ratio of EBITDA to interest
  expense(3)..........................       5.45         2.81         3.31         2.44         2.90         2.24         2.88
Ratio of earnings to fixed
  charges(4)..........................       4.89         2.35         2.37         1.90         2.19         2.16         1.98
Return on average assets(5)...........        6.2%         5.0%         4.3%         3.7%         4.0%         4.0%         3.7%
Return on average equity(5)...........       20.3%        17.0%        16.4%        16.6%        13.3%        12.2%        13.4%


---------------

 (1) Certain amounts in the 1992 through 1996 financial information have been restated to conform to the 1997 presentation.

 (2) Reflects loss on early extinguishment of a portion of the 1992 Notes net of applicable tax benefit of $76,000.


 (3) The ratio of EBITDA to interest expense is required to be calculated for the twelve month period immediately preceding each calculation date, pursuant to the terms of the indentures to which the Company is subject. EBITDA is defined as earnings before deduction of taxes, depreciation, amortization and interest expense (but after deduction for any extraordinary item).



 (4) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary item and fixed charges. Fixed charges consist of interest charges and the amortization of debt expense.



 (5) The return on average assets and average equity for the six month periods are calculated on an annualized basis.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                DECEMBER 31,
                                           ------------------------------------------------------    JUNE 30,
BALANCE SHEET DATA(6):                      1992       1993        1994        1995        1996        1997
                                           -------    -------    --------    --------    --------    --------
Total assets.............................  $33,980    $54,444    $ 63,487    $112,459    $152,689    $175,310
Loans held for sale(7)...................    5,086      5,931      11,094      14,380      12,260      20,475
Other loans(7)...........................    3,501     10,306      15,790      33,613      79,996      91,750
Retained interests in loan sales(7)......    9,652     11,764      11,996      22,594      28,912      27,759
Secured debt.............................       --         --       5,823       9,836      43,727      40,683
Unsecured debt...........................   16,210     32,302      29,896      47,401      46,995      66,382
Stockholders' equity.....................   11,813     14,722      16,610      37,396      42,448      47,603



                                                                DECEMBER 31,
                                           -------------------------------------------------------   JUNE 30,
OTHER FINANCIAL DATA:                        1992       1993       1994        1995        1996        1997
                                           --------   --------   ---------   ---------   ---------   ---------
Loans purchased and originated(8)........  $ 32,214   $ 42,410   $  59,798   $ 121,046   $ 133,750   $  83,311
Loans sold(8)............................    24,632     28,099      40,116      65,115      54,936      39,501
Serviced Portfolio(9)....................    58,968     84,360     105,013     176,650     242,445     281,965
Loans serviced for others................    43,623     59,720      72,731     111,117     129,619     138,771
Dealer/developer reserves................     3,512      4,926       6,575       9,644      10,628      10,626
Allowance for loan losses(10)............       498      1,064       1,264       3,715       4,528       5,541
Allowance ratio(11)......................       .84%      1.26%       1.20%       2.10%       1.87%       1.97%
Delinquency ratio(12)....................       .94%       .61%        .93%       1.92%       1.34%        .99%
Net charge-off ratio(8)(13)..............       .37%       .69%        .38%        .67%        .94%        .69%
Non-performing asset ratio(14)...........      1.09%      1.48%       1.02%       1.35%       1.57%        .98%


---------------

 (6) In 1997 the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Consequently, certain amounts included in the 1992 through 1996 financial statements have been reclassified to conform with the 1997 presentation: "Subordinated pass through certificates held to maturity," "Excess servicing asset" and "Allowance for loans sold" have been reclassified as "Retained interests in loan sales." In addition, "Loans held for investment" have been reclassified as "Other loans."



 (7) Amount indicated is net of allowance for losses and recourse obligation on retained interests in loan sales.



 (8) During the relevant period.



 (9) The Serviced Portfolio consists of the principal amount of loans serviced by or on behalf of the Company.



(10) The allowance for loan losses includes allowance for losses under the recourse provisions of loans sold. See Note 4 to financial statements.



(11) The allowance ratio is the allowances for loan losses divided by the amount of the Serviced Portfolio.



(12) The Delinquency ratio is the amount of delinquent loans divided by the amount of the Serviced Portfolio. Delinquent loans are those which are 30 days or more past due which are not covered by dealer/developer reserves or guarantees and not included in other real estate owned.



(13) The net charge-off ratio is determined by dividing the amount of net charge-offs for the period by the average Serviced Portfolio for the period. The June 30, 1997 amount is calculated on an annualized basis.



(14) The non-performing asset ratio is determined by dividing the sum of the amount of those loans which are 90 days or more past due and other real estate owned by the amount of the Serviced Portfolio.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                              RECENT DEVELOPMENTS



     Net income for the nine months ended September 30, 1997 increased 20% to $5,186,000 from $4,308,000 for the same period in 1996. Net income per share for the nine months ended September 30, 1997 increased 16% to $.87 from $.75 for the same period in 1996. For the third quarter of 1997 net income increased 11% to $2,161,000 from $1,946,000 for the third quarter of 1996. For the third quarter of 1997 net income per share increased 6% to $.36 from $.34 for the third quarter of 1996.



     The Company's revenues increased 18.4% and 26.1% to $8,263,000 and $22,361,000 for the three and nine month periods ending September 30, 1997, respectively, from $6,977,000 and $17,728,000 for the same periods in 1996.



     Originations increased 31.9% and 37.6% to $51,235,000 and $134,546,000 for
the three and nine month periods ending September 30, 1997, respectively, from $38,837,000 and $97,789,000 for the same periods in 1996. Originations consisted of $13,619,000 or 26.6% Purchased Loans, $16,690,000 or 32.6% Hypothecation Loans, $16,129,000 or 31.4% A&D Loans and $4,797,000 or 9.4% Other Loans for the three month period ending September 30, 1997. Originations consisted of $46,276,000 or 34.4% Purchased Loans, $46,551,000 or 34.6% Hypothecation Loans, $30,463,000 or 22.6% A&D Loans and $11,256,000 or 8.4% Other Loans for the nine month period ending September 30, 1997.



     The Serviced Portfolio increased to $297,098,000 at September 30, 1997, consisting of $174,815,000 or 58.9% Purchased Loans, $71,374,000 or 24.0%
Hypothecation Loans, $39,253,000 or 13.2% A&D Loans and $11,656,000 or 3.9%
Other Loans. The overall delinquency ratio of the Serviced Portfolio was 1.31% at September 30, 1997 compared to 0.99% at June 30, 1997 and 1.43% at September 30, 1996. The delinquency ratio (calculated on an end of period basis) at June 30, 1997 was lower than usual because the Company acquired two large pools of Purchased Loans at the end of the second quarter of 1997 which increased the amount of the Serviced Portfolio without a corresponding increase in delinquencies. The overall net charge-off ratio of the Serviced Portfolio was 0.70% at September 30, 1997 compared to 0.69% at June 30, 1997 and 1.01% at September 30, 1996.



     The Company sold $38,694,000 and $78,195,000 of loans in the three and nine months ended September 30, 1997 compared to $21,582,000 and $45,430,000 in the same periods in 1996. The Company sold $13,229,000 of Purchased Loans and $25,465,000 of Hypothecation Loans in the three months ended September 30, 1997, and $37,405,000 of Purchased Loans and $40,790,000 of Hypothecation Loans in the nine months ended September 30, 1997.



     The Company's borrowings under its line of credit were $20,472,000 at September 30, 1997 compared to $34,287,000 at June 30, 1997. There was no change in the Company's long-term debt during the third quarter of 1997.

--------------------------------------------------------------------------------

                                  THE COMPANY

     Litchfield Financial Corporation is a specialty finance company which provides financing to creditworthy borrowers for assets not typically financed by banks. The Company provides such financing by purchasing consumer loans, by making loans to businesses secured by consumer receivables and by making other secured loans to businesses.

     Currently, the Company provides financing for the purchase of rural and vacation properties and vacation ownership interests, popularly known as timeshare interests ("Purchased Loans"). The Company also provides financing to rural land dealers, timeshare resort developers and others secured by consumer receivables ("Hypothecation Loans"), to dealers and developers for the acquisition and development of rural land and timeshare resorts ("A&D Loans") and for other secured loans ("Other Loans".)

     Purchased Loans consist of "Land Loans" and "VOI Loans." Land Loans are typically secured by three to twenty acre rural parcels. Land Loans are secured by property located in 34 states, predominantly in the southern United States. VOI Loans finance the purchase of ownership interests in fully furnished vacation properties. VOI Loans are secured by property located in 17 states, predominantly in California, Florida and Pennsylvania. The Company requires most dealers or developers from whom it buys loans to guarantee repayment or replacement of any loan in default. Ordinarily, the Company retains a percentage of the purchase price as a reserve until the loan is repaid.

     The Company makes Hypothecation Loans to rural land dealers, resort developers and others secured by consumer receivables consisting primarily of Land Loans and VOI Loans. Hypothecation Loans typically have advance rates of 75% to 85% of the current balance of the pledged consumer receivables and variable interest rates based on the prime rate plus 2% to 4%. Hypothecation Loans are secured by receivables from timeshare resorts and rural land in 25 states.

     The Company also makes A&D Loans to rural land dealers with whom it has ongoing relationships for the acquisition and subdivision of rural land and to resort developers for the acquisition and development of timeshare resorts. At the time the Company makes A&D Loans, it receives a right of first refusal to purchase or finance the related consumer receivables generated by the sale of the subdivided land or timeshare interests. A&D Loans typically have loan to value ratios of 60% to 80% and variable interest rates based on the prime rate plus 2% to 4%. A&D Loans are secured by timeshare resort developments and rural land subdivisions in 19 states.


     The principal sources of the Company's revenues are (i) interest and fees on loans, (ii) gain from the sale of loans and (iii) servicing and other fee income. Gains on sales of loans are based on the difference between the allocated cost basis of the assets sold and the proceeds, which includes the fair value of any assets or liabilities that are newly created as a result of the transaction. Because a significant portion of the Company's revenue is comprised of gains realized upon sales of loans, the timing of such sales has a significant effect on the Company's results of operations. As of June 30, 1997, the Company had sold $222.2 million, $51.5 million and $15.3 million of Land Loans, VOI Loans and Hypothecation Loans, respectively, since its inception.


     As of June 30, 1997, the Company serviced loans with a principal balance of $282.0 million (the "Serviced Portfolio"), of which the Company owned $143.2 million. As of June 30, 1997, the Serviced Portfolio was comprised of 60.8% Purchased Loans, 24.2% Hypothecation Loans, 11.2% A&D Loans and 3.2% Other Loans. The average principal balance of the Land Loans in the Serviced Portfolio was $12,600 with a weighted average remaining maturity of 12.0 years and a weighted average interest rate of 12.2%. Approximately 79.7% of such loans had fixed rates of interest. The average principal balance of the VOI Loans in the Serviced Portfolio was $3,800 with a weighted average remaining maturity of 3.9 years and a weighted average interest rate of 14.6%. Approximately 96.9% of such loans had fixed rates of interest. The average principal balance of the Hypothecation Loans in the Serviced Portfolio was $1,004,000 with a weighted average interest rate of 12.1% and an average advance rate of 74.0%. Approximately 6.5% of such loans had a fixed rate of interest. The average principal balance of the A&D Loans in the Serviced Portfolio was $742,000 with a weighted average interest rate of 11.9% and an average loan to value ratio of 64%. Approximately 19.1% of such loans had fixed rates of interest. As of June 30, 1997, loans 30 days or more past due were .99% of the

Serviced Portfolio. For the six months ended June 30, 1997, annualized net charge-offs were .69% of the average Serviced Portfolio.

     The Company was founded in November 1988. The Company's strategy has been to build its Serviced Portfolio by acquiring loan portfolios from rural land dealers, resort developers and financial institutions, and by providing loans to such dealers, developers and other businesses secured by consumer receivables. The Company also provides financing to such dealers and developers for the acquisition and development of rural land and timeshare resorts in order to finance additional receivables generated by these A&D loans. As part of its business and financing strategy, the Company seeks niche markets where its underwriting expertise and ability to provide value-added services enable it to distinguish itself from its competitors and earn an attractive rate of return on its invested capital. Initially, the Company pursued this strategy by financing consumer Land Loans through a land dealer network and portfolio acquisitions. Subsequently, the Company extended its strategy to financing consumer VOI Loans and providing Hypothecation Loans to land dealers and resort developers. In 1995, the Company significantly expanded its financing of VOIs when it acquired approximately $41.5 million of VOI related loans and assets as part of its purchase of the Government Employees Financial Corporation ("GEFCO") portfolio.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Notes offered hereby:

     General Business Risks. The Company's business is subject to various business risks. The level of the Company's revenues is dependent upon demand for the type of loans purchased, sold and serviced by the Company from both potential borrowers and investors. Future declines in real estate values, changes in prevailing interest rates and changes in the availability of attractive returns on alternative investments each could make loans of the type originated and purchased by the Company less attractive to borrowers and investors.

     Funding and Liquidity. The Company has a constant need for working capital to fund its lending, purchasing and securitization activities and, as a result, generally has experienced negative cash flows from operations. Historically, the Company has funded any negative cash flows from operations by borrowing under secured lines of credit and issuing long-term debt and equity securities. The Company's lines of credit are renewable on one to three year bases. The Company had secured lines of credit totaling $106.0 million with five financial institutions as of June 30, 1997. To date, the Company has issued $71.0 million of long-term debt and has publicly issued $25.6 million of equity securities.

     The Company also has a $100.0 million revolving line of credit and sale facility as part of an asset backed commercial paper facility with a multi-seller commercial paper conduit. The facility expires in June 1998. As of June 30, 1997, the outstanding balance of the sold or pledged loans securing this facility was $83.4 million. The Company has an additional revolving line of credit and sale facility of $25.0 million with another multi-seller commercial paper conduit. The facility expires in March 2000. As of June 30, 1997, the outstanding aggregate balance of the sold or pledged loans under the facility was $13.8 million.

     There can be no assurance that the Company will continue to be able to obtain financing or raise capital on terms satisfactory to the Company. To the extent the Company cannot raise additional funds, it could have a material adverse impact on its operations and its ability to repay the Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Impact of Economic Cycles. The business risks associated with the Company's business become more acute in an economic slowdown. Such an environment is generally characterized by decreased demand for rural and vacation real estate and VOIs and declining real estate values in many areas of the country. Delinquencies, foreclosures and loan losses generally increase during economic slowdowns or recessions, and any such future slowdowns could adversely affect future operations of the Company. See "Business -- Collections and Delinquencies."

     Interest Rate Risk. The Company's interest and fees on loans, gain on sale of loans and interest expense are affected by changes in interest rates. The Company could be adversely affected by interest rate increases if its variable rate liabilities exceed its variable rate assets or if the rates on its variable rate liabilities increase sooner or to a greater extent than the rates on its variable rate assets.

     The Company seeks to mitigate a portion of its interest rate risk by attempting to match fixed and variable rate assets and liabilities, instituting interest rate floors and by entering into interest rate swaps on certain of its variable rate assets, and purchasing interest rate caps on certain of its variable rate liabilities.

     There can be no assurance that the Company's attempts to mitigate its interest rate risk will be effective.

     Competition. The financing of VOIs is highly competitive and many of the Company's competitors have greater financial resources. The Company's strategy will be to service and finance VOIs primarily at small to medium size resorts. The Company believes that financing of such VOIs is less competitive. Nonetheless, there can be no assurance that the Company's strategy will be successful. In addition, the Company may enter new lines of business that may be highly competitive and may have competitors with greater financial resources than the Company.


     Credit Risks. The Company's loans are subject to delinquency and default risk. General downturns in the economy and other factors beyond the Company's control may have an adverse effect on the Company's delinquency and default rates. The Company's A&D Loans and, to a lesser extent, its Hypothecation Loans have a greater concentration of credit risk due to their larger size and, in the case of A&D Loans their development and marketing risk.


     The Company's VOI business is subject to certain risks associated with VOI ownership. Although individual VOI owners are obligated to make payments under their notes irrespective of any defect in, damage to, or change in conditions of the vacation resort (such as erosion, construction of adjacent or nearby properties, or environmental problems) or of any breach of contract by the property owners association to provide certain services to the VOI borrowers (including any such breach resulting from a destruction of the resort) or of any other loss of benefits of ownership of their unit week(s) (including cessation of the ability of the borrowers to exchange their time intervals in the resort for time intervals in other unaffiliated resorts), any such material defect, damage, change, breach of contract, or loss of benefits is likely to result in a delay in payment or default by a substantial number of the borrowers whose VOIs are affected. The costs of foreclosure and resale of unit weeks securing defaulted loans are likely to be substantially higher than such costs for traditional mortgage loans, and this may materially affect the amounts realized by the Company on defaulted loans.

     Estimates of Future Prepayment and Default Rates. A significant portion of the Company's revenues historically has been comprised of gains on sales of loans. The gains are recorded in the Company's revenues and on its balance sheet (as retained interests on loan sales) at the time of sale, and the amount of gains recorded is based in part on management's estimates of future prepayment and default rates and other considerations in light of then-current conditions. If actual prepayments with respect to loans occur more quickly than was projected at the time such loans were sold, as can occur when interest rates decline, interest would be less than expected and earnings would be charged in the current period. If actual defaults with respect to loans sold are greater than estimated, charge-offs would exceed previously estimated amounts and earnings would be charged in the current period.

     Expansion of Business. The Company has increased the number and average principal amount of its Hypothecation and A&D Loans. A&D Loans are larger commercial loans to land dealers and resort developers and, consequently, have a greater concentration of credit risk than the Company's Purchased Loans. A&D Loans for timeshare resorts are also subject to greater risk because their repayment depends on the successful completion of the development of the resort and the subsequent successful sale of a substantial portion of the resort's timeshare interests. The Company may seek to limit its exposure to any one developer by participating a portion of an A&D Loan with another lender.

     The Company has historically made Hypothecation Loans to land dealers and resort developers secured by Land Loans and VOI Loans, respectively. Hypothecation Loans are commercial loans that have significantly larger balances than the Company's Purchased Loans and, consequently, have a greater concentration of credit risk which is only partially offset by the lesser concentration of credit risk of the underlying collateral.

     In addition, the Company has recently expanded its marketing of Hypothecation Loans to include loans to other finance companies secured by other types of collateral. These loans may be subject to additional risk because the Company has relatively less experience with these other types of collateral than with Land Loans or VOI Loans. In addition, these loans may be larger than the Company's average Hypothecation Loans and may provide the Company with an option to take an equity position in the borrower.

     Fluctuations in Quarterly Results of Operations. Since gains on sales of loans are a significant portion of the Company's revenues, the timing of loan sales has a significant effect on the Company's quarterly results of operations, and the results of one quarter are not necessarily indicative of results for the next quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Contingent Repurchase Obligations. In connection with certain of the Company's whole loan sales to investors, the Company has committed to repurchase such loans that become 90 days past due. These contingent obligations are subject to various terms and conditions, including limitations on the amounts of loans which must be repurchased. The Company has also guaranteed payment of mortgage loans included in certain of its mortgage securitization programs. As of June 30, 1997, Litchfield had outstanding contingent repurchase obligations in the aggregate amount of approximately $8.9 million. In addition, when the Company sells mortgage loans through mortgage securitization programs, the Company commits to replace any loans that do not conform to certain representations and warranties included in the operative loan sale documents.


     Third Party Servicer. The Company uses a third party servicer to service its loans. The third party servicer's systems and controls support the servicing, collecting and monitoring of the Serviced Portfolio as well as certain accounting and management functions of the Company. There can be no assurance that the third party servicer will continue to provide these services in the future or that its systems and controls will continue to be adequate to support the Company's growth. A failure of the third party servicer's automated systems or its controls over data integrity or accuracy could have a material adverse effect on the Company's operations and financial condition.


     Regulation. The operations of the Company are subject to extensive regulation by federal, state and local government authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, including among other things, regulating credit granting activities establishing maximum interest rates and finance charges, requiring disclosures to customers, governing secured transactions and setting collection, repossession and claims handling procedures and other trade practices. In addition, certain states have enacted legislation which restricts the subdivision of rural land and numerous states have enacted regulations in connection with VOIs. Although the Company believes that it is in compliance in all material respects with applicable federal, state and local laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations or interpretations thereof will not be adopted in the future which could make compliance much more difficult or expensive, restrict the Company's ability to originate or sell loans, further limit or restrict the amount of interest and other charges earned under loans originated or purchased by the Company, or otherwise adversely affect the business or prospects of the Company. See "Business -- Regulation."

     Environmental Liabilities. In the course of its business, the Company has acquired, and may in the future acquire, properties securing defaulted loans. Although substantially all of the Company's Land Loans are secured by mortgages on rural land, there is a risk that hazardous substances or waste could be discovered on such properties after foreclosure by the Company. In such event, the Company might be required to remove such substances from the affected properties at its sole cost and expense. There can be no assurances that the cost of such removal would not substantially exceed the value of the affected properties or the loans secured by the properties or that the Company would have adequate remedies against the prior owner or other responsible parties, or that the Company would not find it difficult or impossible to sell the affected properties either prior to or following any such removal.

     Dependence on Senior Management. The Company's success depends upon the continued contributions of its senior management. The loss of services of certain of the Company's executive officers could have an adverse effect upon the Company's business. The Company maintains key man insurance on the life of one member of its senior management, Chief Executive Officer and President, Richard A. Stratton.


     Limited Market for Notes. The Company has no present intention to have the Notes authorized for quotation on the Nasdaq stock market or any other quotation system or listed on any securities exchange. Although the Company has been advised that the Underwriters currently intend to make a market in the Notes, the Underwriters are under no obligation to do so or to continue any market making activities if commenced. No assurance can be given that an active trading market for the Notes will develop.


     Leverage. The issuance of the Notes will increase the Company's leverage to the extent that the proceeds of the Offering are not used to satisfy indebtedness of the Company and/or over time to the extent the Company reborrows on any indebtedness paid down with such proceeds. The consequences of increased leverage include: (i) the Company's increased vulnerability to changes in economic conditions and competition; (ii) the potential limitations on the Company's access to capital markets and ability to refinance its secured financing facilities; and (iii) the dedication of a substantial portion of the Company's available cash to debt service, thereby reducing cash available to fund expanding business operations and future business opportunities.

     Limited Covenants in the Indenture; Absence of Sinking Fund. The Indenture pursuant to which the Notes will be issued contains financial and operating covenants including, among others, limitations on the Company's ability to pay dividends, incur additional indebtedness and engage in certain transactions. This includes limitations on certain consolidations, mergers or transfers of all or substantially all of its assets. The covenants in the Indenture are limited and are not designed to protect the Noteholders in the event of a material adverse change in the Company's financial condition or results of operations. Further, the Notes do not have the benefit of any sinking fund payments by the Company. See "Description of the Notes."

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act, are incorporated in and made a part of this Prospectus by reference:

          (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

          (b) The Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

          (c) The definitive Proxy Statement dated March 27, 1997 for the Special Meeting in Lieu of the Annual Meeting of the Company's stockholders held on April 25, 1997.

     All reports and any definitive proxy or information statements filed by the Company with the Commission pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits not specifically incorporated in such documents). Requests for such copies should be directed to Ronald E. Rabidou, Litchfield Financial Corporation, 789 Main Road, Stamford, VT (telephone number: 802-694-1200).

                           FORWARD-LOOKING STATEMENTS

     Except for the historical information contained or incorporated by reference in this Prospectus, the matters discussed or incorporated by reference herein are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth under "Risk Factors" as well as the following: general economic and business conditions; industry trends; changes in business strategy or development plans; availability and quality of management; and availability, terms and deployment of capital. Special attention should be paid to such forward-looking statements including, but not limited to, statements relating to (i) the Company's ability to execute its growth strategies and to realize its growth objectives and (ii) the Company's ability to obtain sufficient resources to finance its working capital needs and provide for its known obligations.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Notes offered hereby
are estimated to be $          ($          if the Underwriters' over-allotment
option is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company. It is expected that the net proceeds of this Offering will be used to redeem the Company's outstanding 10% Notes due 2002 (the "1992 Notes"), repay other indebtedness of the Company and for general corporate purposes. The Company anticipates such redemption will occur in the quarter ended December 31, 1997 and will result in an extraordinary charge to earnings of approximately $230,000, net of an applicable tax benefit of approximately $145,000. Until used for the purposes indicated, the Company will invest the net proceeds of this Offering in short-term investment-grade interest-bearing securities.


                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997, and as adjusted to reflect the sale by the Company of $45,000,000 of Notes (assuming the Underwriters' over-allotment option is not exercised) and the application of the net proceeds as set forth under "Use of Proceeds."


                                                                           JUNE 30, 1997
                                                                  -------------------------------
                                                                     ACTUAL        AS ADJUSTED(1)
                                                                  ------------     --------------
Long-term debt:
  1992 Notes(2).................................................  $ 12,785,000       $         --
  1993, 1995 and April 1997 Notes(2)............................    53,597,000         53,597,000
  Notes.........................................................            --         45,000,000
                                                                  ------------       ------------
          Total long-term debt..................................    66,382,000         98,597,000
                                                                  ------------       ------------
Stockholders' equity:
  Preferred stock, $.01 par value; authorized 1,000,000 shares,
     none issued and outstanding................................            --                 --
  Common stock, $.01 par value; authorized 8,000,000 shares,
     5,616,372 shares issued and outstanding(3).................        56,000             56,000
  Additional paid in capital....................................    36,238,000         36,238,000
  Net unrealized gain on retained interests in loan sales.......       523,000            523,000
  Retained earnings.............................................    10,786,000         10,786,000
                                                                  ------------       ------------
          Total stockholders' equity............................    47,603,000         47,603,000
                                                                  ------------       ------------
          Total capitalization(4)...............................  $113,985,000       $146,200,000
                                                                  ============       ============


---------------

(1) The As Adjusted amounts do not reflect an extraordinary charge to earnings of approximately $230,000, net of an applicable tax benefit of approximately $145,000, resulting from the anticipated redemption of the 1992 Notes.

(2) The 1992 Notes, 1993 Notes, 1995 Notes and April 1997 Notes were issued in November 1992, May 1993, March 1995 and April 1997, respectively, and rank on a parity with the Notes.

(3) Does not include 1,188,469 shares reserved for issuance under the Company's stock option plans, of which 786,782 are issuable upon exercise of options outstanding as of June 30, 1997.

(4) Total capitalization includes total stockholders' equity and total long-term debt.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                               SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                          JUNE 30,
                                 ---------------------------------------------------------   ---------------------
                                   1992        1993        1994        1995        1996        1996        1997
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
STATEMENT OF INCOME DATA:(1)
  Revenues:
  Interest and fees on loans.... $   2,305   $   4,330   $   5,669   $  11,392   $  15,396   $   6,640   $   9,329
  Gain on sale of loans.........     2,501       4,550       4,847       5,161       7,331       3,354       4,067
  Servicing and other fee
     income.....................       368         501         459         908       1,456         757         702
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
     Total revenues.............     5,174       9,381      10,975      17,461      24,183      10,751      14,098
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
Expenses:
  Interest expense..............       629       2,717       3,158       6,138       7,197       3,297       5,042
  Salaries and employee
     benefits...................     1,017       1,350       1,776       2,798       3,233       1,382       1,646
  Other operating expenses......       810       1,017       1,164       2,120       3,225       1,282       1,756
  Provision for loan losses.....       270         620         559         890       1,954         954         735
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
     Total expenses.............     2,726       5,704       6,657      11,946      15,609       6,915       9,179
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before income taxes and
  extraordinary item............     2,448       3,677       4,318       5,515       8,574       3,836       4,919
Provision for income taxes......       942       1,426       1,619       2,066       3,301       1,474       1,894
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before extraordinary
  item..........................     1,506       2,251       2,699       3,449       5,273       2,362       3,025
Extraordinary item(2)...........        --          --        (126)         --          --          --          --
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
     Net income................. $   1,506   $   2,251   $   2,573   $   3,449   $   5,273   $   2,362   $   3,025
                                 =========   =========   =========   =========   =========   =========   =========
Primary per common share
  amounts:
  Income before extraordinary
     item....................... $     .42   $     .53   $     .63   $     .76   $     .93   $     .41   $     .52
  Extraordinary item............        --          --        (.03)         --          --          --          --
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
     Net income per share....... $     .42   $     .53   $     .60   $     .76   $     .93   $     .41   $     .52
                                 =========   =========   =========   =========   =========   =========   =========
Primary weighted average number
  of shares outstanding......... 3,572,289   4,224,402   4,280,006   4,522,983   5,674,264   5,672,999   5,840,526
Fully-diluted per common share
  amounts:
  Income before extraordinary
     item....................... $     .42   $     .53   $     .63   $     .76   $     .92   $     .41   $     .52
  Extraordinary item............        --          --        (.03)         --          --          --          --
                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
     Net income per share....... $     .42   $     .53   $     .60   $     .76   $     .92   $     .41   $     .52
                                 =========   =========   =========   =========   =========   =========   =========
Fully-diluted weighted average
  number of shares
  outstanding................... 3,589,264   4,246,945   4,280,006   4,543,009   5,736,467   5,698,866   5,861,180
Cash dividends declared per
  common share.................. $      --   $     .02   $     .03   $     .04   $     .05   $      --   $      --

OTHER STATEMENT OF INCOME DATA:
Net income as a percentage of
  revenues......................      29.1%       24.0%       23.4%       19.8%       21.8%       22.0%       21.5%
Ratio of EBITDA to interest
  expense(3)....................      5.45        2.81        3.31        2.44        2.90        2.24        2.88
Ratio of earnings to fixed
  charges(4)....................      4.89        2.35        2.37        1.90        2.19        2.16        1.98
Return on average assets(5).....       6.2%        5.0%        4.3%        3.7%        4.0%        4.0%        3.7%
Return on average equity(5).....      20.3%       17.0%       16.4%       16.6%       13.3%       12.2%       13.4%


---------------
(1) Certain amounts in the 1996 through 1996 financial information have been restated to conform to the 1997 presentation.

(2) Reflects loss on early extinguishment of a portion of the 1992 Notes, net of applicable tax benefit of $76,000.

(3) The ratio of EBITDA to interest expense is required to be calculated for the twelve month period immediately preceding each calculation date, pursuant to the terms of the indentures to which the Company is subject. EBITDA is defined as earnings before deduction of taxes, depreciation, amortization and interest expense (but after deduction for any extraordinary item).



(4) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary item and fixed charges. Fixed charges consist of interest charges and the amortization of debt expense.



(5) The return on average assets and average equity for the six month periods are calculated on an annualized basis.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                             DECEMBER 31,
                                      ----------------------------------------------------------     JUNE 30,
                                       1992        1993         1994         1995         1996         1997
                                      -------     -------     --------     --------     --------     --------
BALANCE SHEET DATA:(6)
Total assets......................    $33,980     $54,444     $ 63,487     $112,459     $152,689     $175,310
Loans held for sale(7)............      5,086       5,931       11,094       14,380       12,260       20,475
Other loans(7)....................      3,501      10,306       15,790       33,613       79,996       91,750
Retained interests in loan
  sales(7)........................      9,652      11,764       11,996       22,594       28,912       27,759
Secured debt......................         --          --        5,823        9,836       43,727       40,683
Unsecured debt....................     16,210      32,302       29,896       47,401       46,995       66,382
Stockholders' equity..............     11,813      14,722       16,610       37,396       42,448       47,603

                                                             DECEMBER 31,
                                      ----------------------------------------------------------     JUNE 30,
                                       1992        1993         1994         1995         1996         1997
                                      -------     -------     --------     --------     --------     --------
OTHER FINANCIAL DATA:
Loans purchased and
  originated(8)...................    $32,214     $42,410     $ 59,798     $121,046     $133,750     $ 83,311
Loans sold(8).....................     24,632      28,099       40,116       65,115       54,936       39,501
Serviced Portfolio(9).............     58,968      84,360      105,013      176,650      242,445      281,965
Loans serviced for others.........     43,623      59,720       72,731      111,117      129,619      138,771
Dealer/developer reserves.........      3,512       4,926        6,575        9,644       10,628       10,626
Allowance for loan losses(10).....        498       1,064        1,264        3,715        4,528        5,541
Allowance ratio(11)...............        .84%       1.26%        1.20%        2.10%        1.87%        1.97%
Delinquency ratio(12).............        .94%        .61%         .93%        1.92%        1.34%         .99%
Net charge-off ratio(8)(13).......        .37%        .69%         .38%         .67%         .94%         .69%
Non-performing asset ratio(14)....       1.09%       1.48%        1.02%        1.35%        1.57%         .98%


---------------

 (6) In 1997 the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Consequently, certain amounts included in the 1992 through 1996 financial statements have been reclassified to conform with the 1997 presentation: "Subordinated pass through certificates held to maturity," "Excess servicing asset" and "Allowance for loans sold" have been reclassified as "Retained interests in loan sales." In addition, "Loans held for investment" have been reclassified as "Other loans."

 (7) Amount indicated is net of allowance for losses and recourse obligation on retained interests in loan sales.

 (8) During the relevant period.

 (9) The Serviced Portfolio consists of the principal amount of loans serviced by or on behalf of the Company.

(10) The allowance for loan losses includes allowance for losses under the recourse provisions of loans sold. See Note 4 to financial statements.

(11) The allowance ratio is the allowances for loan losses divided by the amount of the Serviced Portfolio.

(12) The Delinquency ratio is the amount of delinquent loans divided by the amount of the Serviced Portfolio. Delinquent loans are those which are 30 days or more past due which are not covered by dealer/developer reserves or guarantees and not included in other real estate owned.

(13) The net charge-off ratio is determined by dividing the amount of net charge-offs for the period by the average Service Portfolio for the period. The June 30, 1997 amount is calculated on an annualized basis.

(14) The non-performing asset ratio is determined by dividing the sum of the amount of those loans which are 90 days or more past due and other real estate owned by the amount of the Serviced Portfolio.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Litchfield Financial Corporation is a specialty finance company which provides financing to creditworthy borrowers for assets not typically financed by banks. The Company provides such financing by purchasing consumer loans, by making loans to businesses secured by consumer receivables and by making other secured loans to businesses.

     Currently, the Company provides financing for the purchase of rural and vacation properties and vacation ownership interests, popularly known as timeshare interests. The Company also provides financing to rural land dealers, timeshare resort developers and others secured by consumer receivables, to dealers and developers for the acquisition and development of rural land and timeshare resorts and for other secured loans.

     The principal sources of the Company's revenues are (i) interest and fees on loans, (ii) gain from the sale of loans and (iii) servicing and other fee income. Gains on sales of loans are based on the difference between the allocated cost basis of the assets sold and the proceeds received, which includes the fair value of any assets or liabilities that are newly created as a result of the transaction. Because a significant portion of the Company's revenues is comprised of gains realized upon sales of loans, the timing of such sales has a significant effect on the Company's results of operations.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship to revenues of certain items included in the Company's statements of income.

                                                                             SIX MONTHS
                                                                                ENDED
                                              YEAR ENDED DECEMBER 31,         JUNE 30,
                                             -------------------------     ---------------
                                             1994      1995      1996      1996      1997
                                             -----     -----     -----     -----     -----
Revenues:
  Interest and fees on loans...............   51.6%     65.2%     63.7%     61.8%     66.2%
  Gain on sale of loans....................   44.2      29.6      30.3      31.2      28.8
  Servicing and other fee income...........    4.2       5.2       6.0       7.0       5.0
                                             -----     -----     -----     -----     -----
                                             100.0     100.0     100.0     100.0     100.0
                                             -----     -----     -----     -----     -----
Expenses:
  Interest expense.........................   28.8      35.2      29.7      30.7      35.8
  Salaries and employee benefits...........   16.2      16.0      13.4      12.8      11.7
  Other operating expenses.................   10.6      12.1      13.3      11.9      12.4
  Provision for loan losses................    5.1       5.1       8.1       8.9       5.2
                                             -----     -----     -----     -----     -----
                                              60.7      68.4      64.5      64.3      65.1
                                             -----     -----     -----     -----     -----
Income before income taxes and
  extraordinary item.......................   39.3      31.6      35.5      35.7      34.9
Provision for income taxes.................   14.7      11.8      13.7      13.7      13.4
Income before extraordinary item...........   24.6      19.8      21.8      22.0      21.5
Extraordinary item.........................   (1.2)       --        --        --        --
                                             -----     -----     -----     -----     -----
Net income.................................   23.4%     19.8%     21.8%     22.0%     21.5%
                                             =====     =====     =====     =====     =====

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

     Revenues increased 31.1% to $14,098,000 for the six months ended June 30, 1997, from $10,751,000 for the same period in 1996. Net income for the six months ended June 30, 1997 increased 28.1% to $3,025,000 compared to $2,362,000 for the same period in 1996. Loan originations grew 41.3% to $83,311,000 for the six months ended June 30, 1997 from $58,902,000 for the same period in 1996. The Serviced Portfolio increased 39.7% to $281,965,000 at June 30, 1997 from $201,797,000 at June 30, 1996.

     Interest and fees on loans increased 40.5% to $9,329,000 for the six months ended June 30, 1997 from $6,640,000 for the same period in 1996, primarily as the result of the increase in other loans and retained interests in loan sales. The average rate earned on loans owned and retained interests in loan sales decreased to 12.4% at June 30, 1997 from 13.0% at June 30, 1996, primarily due to the effect of the growth in Dealer/Other Loans as a percentage of the Serviced Portfolio. Hypothecation Loan yields are usually less than Land Loan or VOI Loan yields, but Hypothecation Loan servicing costs and loan losses are generally less as well.

     Gain on the sale of loans increased 21.3% to $4,067,000 for the six months ended June 30, 1997 from $3,354,000 in the same period in 1996. The volume of loans sold increased 65.6% to $39,501,000 for the six months ended June 30, 1997 from $23,848,000 during the corresponding period in 1996. Gain on sale of loans increased less than the volume of loans sold primarily due to the lower amount of discount relating to loans sold and, to a lesser extent, the lower spread between the coupon rate of the loans sold and the pass-through rate. In addition, the yield on the securitization of Hypothecation Loans in the second quarter was significantly less than the typical yield on sales of consumer receivables, primarily due to shorter average maturities.

     Loans serviced for others increased 22.8% to $138,771,000 as of June 30, 1997 from $113,037,000 at June 30, 1996. Servicing and other fee income decreased 7.3% to $702,000 for the six months ended June 30, 1997, from $757,000 for the same period in 1996. For the six months ended June 30, 1997, servicing income decreased despite the increase in loans serviced for others due to a decrease in the average servicing fee per loan.

     Interest expense increased 52.9% to $5,042,000 during the six months ended June 30, 1997 from $3,297,000 for the same period in 1996. The increase in interest expense primarily reflects an increase in average borrowings which was only partially offset by a slight decrease in average rates. During the six months ended June 30, 1997, borrowings averaged $103,551,000 at an average rate of 9.1% compared to $63,733,000 at an average rate of 9.3% during the same period in 1996. Interest expense includes the amortization of deferred debt issuance costs.

     Salaries and employee benefits increased 19.1% to $1,646,000 for the six months ended June 30, 1997 from $1,382,000 for the same period in 1996 because of an increase in the number of employees in 1997 and, to a lesser extent, an increase in salaries. The number of full time equivalents increased to 66 at June 30, 1997 compared to 53 at June 30, 1996. Personnel costs as a percentage of revenues decreased to 11.7% for the six months ended June 30, 1997 from 12.8% for the same period in 1996 primarily as a result of subcontracting of additional servicing to a third party in April, 1996. As a percentage of the Serviced Portfolio, personnel costs decreased to 0.58% for the six months ended June 30, 1997 from 0.68% for the same period in 1996.

     Other operating expenses increased 37.0% to $1,756,000 for the six months ended June 30, 1997 from $1,282,000 for the same period in 1996 primarily as the result of subcontracting of servicing to a third party and growth in the Serviced Portfolio. As a percentage of revenues, other operating expenses increased slightly to 12.4% for the six months ended June 30, 1997 compared to 11.9% for the corresponding period in 1996. As a percentage of the Serviced Portfolio, other operating expenses decreased to 0.62% for the six months ended June 30, 1997 from 0.64% for the same period in 1996.

     During the six months ended June 30, 1997, the Company decreased its provision for loan losses 23.0% to $735,000 from $954,000 for the same period in 1996. The provision for loan losses increased less than the increase in loans owned and retained interests in loan sales because of the growth in Hypothecation Loans as a percentage of the Serviced Portfolio. Hypothecation Loans have experienced significantly lower delinquency and default rates than Land Loans and VOI Loans.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Revenues increased 38.5% to $24,183,000 for the year ended December 31, 1996, from $17,461,000 for the year ended December 31, 1995. Net income for the year ended December 31, 1996 increased 52.9% to $5,273,000 compared to $3,449,000 in 1995. Net income as a percentage of revenues was 21.8% for the year ended December 31, 1996 compared to 19.8% for the year ended December 31, 1995. Loan originations grew 10.5% to $133,750,000 in 1996 from $121,046,000 in 1995.
Excluding the 1995 purchase of $41,500,000 of loans from the Government Employees Financial Corporation ("GEFCO"), originations increased 68.1%. The Serviced Portfolio increased 37.2% to $242,445,000 at December 31, 1996 from $176,650,000 at December 31, 1995.

     Interest and fees on loans increased 35.2% to $15,396,000 in 1996 from $11,392,000 in 1995, primarily as the result of increases in loans held for investment, subordinated pass-through certificates and fees related to Hypothecation Loan originations. The average rate earned on loans owned and subordinated pass-through certificates decreased to 12.5% for the year ended December 31, 1996 from 13.2% in 1995, primarily due to the effect of the growth in Hypothecation Loans as a percentage of the loan portfolio. Hypothecation Loan yields are usually less than Land Loan or VOI Loan yields, but Hypothecation Loan servicing costs and loan losses are generally less as well. Fees on loans representing an adjustment of yield comprised 7.2% of interest and fees on loans in 1996 compared to 6.5% in 1995. Such fees increased 48.4% in 1996 compared to 1995 primarily as the result of the increase in Hypothecation Loans.

     Gain on the sale of loans increased 42.0% to $7,331,000 in 1996 from $5,161,000 in 1995. The volume of loans sold decreased 15.6% to $54,936,000 for the year ended 1996 from $65,115,000 in 1995. The primary reason for the increase in the gain on sale of loans despite the decrease in the volume of loans sold was that the Company did not recognize any gain on the sale of $27,155,000 of VOI Loans purchased from GEFCO in the second quarter of 1995.

     Loans serviced for others increased 16.7% to $129,619,000 at December 31, 1996 from $111,117,000 at December 31, 1995. Servicing and other fee income increased 60.4% to $1,456,000 for the year ended December 31, 1996, from $908,000 in 1995 because of the higher average Serviced Portfolio in 1996. In connection with the Company's continued growth, the Company decided to subcontract its servicing rights in order to avoid incurring additional fixed overhead costs associated with such servicing. Accordingly, the Company subcontracted to an unaffiliated third party the servicing of VOI Loans in 1995 and the remaining loans in April 1996.

     Interest expense increased 17.3% to $7,197,000 for the year ended December 31, 1996, from $6,138,000 in 1995. The increase in interest expense primarily reflects an increase in average borrowings which was only partially offset by a decrease in average rates. During the year ended December 31, 1996, borrowings averaged $71,800,000 at an average rate of 9.3% as compared to $60,500,000 and 9.7%, respectively, during 1995. Interest expense includes the amortization of deferred debt issuance costs.

     Salaries and employee benefits increased 15.6% to $3,233,000 for the year ended December 31, 1996 from $2,798,000 in 1995 because of increases in incentive compensation, salaries and the average number of employees in 1996. The average number of employees increased to 56 in 1996 from 45 in 1995, primarily as the result of the GEFCO acquisition. The number of full time equivalents increased to 57 at December 31, 1996 compared to 55 at December 31, 1995. The small increase in the number of full-time equivalents despite the significant growth in originations and the Serviced Portfolio described above is partially the result of subcontracting servicing to a third party. As a result, personnel costs as a percentage of revenues decreased to 13.4% for the year ended December 31, 1996 compared to 16.0% in 1995.

     Other operating expenses increased 52.1% to $3,225,000 for the year ended December 31, 1996 from $2,120,000 for the same period in 1995 primarily as the result of the subcontracting of servicing to a third party. As a percentage of revenues, other operating expenses increased to 13.3% in 1996 compared to 12.1% in 1995.

     During 1996, the Company increased its provision for loan losses 119.6% to $1,954,000 from $890,000 in 1995, primarily as the result of the overall increase in the Serviced Portfolio as well as the proportionate increase in the percentage of nonguaranteed loans in the Serviced Portfolio. Historically, the loan loss rate for nonguaranteed loans has been higher than the rate for guaranteed loans.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Revenues increased 59.1% to $17,461,000 for the year ended December 31, 1995, from $10,975,000 for the year ended December 31, 1994. Net income for the year ended December 31, 1995 increased 34.0% to $3,449,000 compared to $2,573,000 in 1994. Net income as a percentage of revenues was 19.8% for the year ended December 31, 1995 compared to 23.4% for the year ended December 31, 1994. This decrease was primarily due to the Company's strategy of retaining more of its loans and the increased interest costs associated with long-term debt incurred to support this strategy.

     Interest and fees on loans increased 101.0% to $11,392,000 in 1995 from $5,669,000 in 1994, primarily as the result of increases in loans and subordinated pass-through certificates. The average rate earned on loans owned and subordinated pass-through certificates increased to 13.2% for the year ended December 31, 1995 from 12.6% in 1994, primarily due to the effect of the higher yield of the VOI Loans. Fees on loans comprised 6.5% of interest and fees on loans in 1995 compared to 11.0% in 1994. Such fees increased 18.8% in 1995 compared to 1994.

     Gain on the sale of loans increased 6.5% to $5,161,000 in 1995 from $4,847,000 in 1994. The volume of loans sold increased 62.3% to $65,115,000 for the year ended 1995 from $40,116,000 in 1994. The primary reason the gain on sale of loans increased less than the volume of loans sold was that the Company did not recognize any gain on the sale of $27,155,000 of VOI Loans purchased from GEFCO consistent with the purchase method of accounting.

     Loans serviced for others increased 52.8% to $111,117,000 as of December 31, 1995 from $72,731,000 at December 31, 1994. This growth resulted in a 97.8% increase in servicing and other fee income to $908,000 for the year ended December 31, 1995, from $459,000 in 1994. In connection with the Company's continued growth, the Company made a strategic decision to subcontract a portion of its servicing rights in order to avoid incurring additional fixed overhead costs associated with such servicing. Accordingly, the Company subcontracted the servicing of VOI Loans to an unaffiliated third party in 1995 and its remaining loans in April 1996.

     Interest expense increased to $6,138,000 for the year ended December 31, 1995, from $3,158,000 in 1994. The increase in interest expense primarily reflects an increase in borrowings. During the year ended December 31, 1995, borrowings averaged $60,500,000 at an average rate of 9.7% as compared to $32,000,000 and 9.3%, respectively, during 1994. Interest expense includes the amortization of deferred debt issuance costs.

     Salaries and employee benefits increased 57.5% to $2,798,000 for the year ended December 31, 1995 from $1,776,000 in 1994 due to hiring additional staff to support an increase in the Serviced Portfolio and an increase in certain incentive based compensation. As a result of the Company's growth, the Company increased total full-time equivalent employees to 55 in 1995 from 36 in 1994. Personnel costs as a percentage of revenues remained relatively constant at 16.0% for the year ended December 31, 1995 compared to 16.2% in 1994.

     Other operating expenses increased 82.1% to $2,120,000 for the year ended December 31, 1995 from $1,164,000 for the same period in 1994. As a percentage of revenues, other operating expenses increased to 12.1% in 1995 as compared to 10.6% in 1994. This increase is attributable to additional overhead incurred with the significant growth of the Company primarily in connection with the purchase of the GEFCO portfolio.

     During 1995, the Company increased its provision for loan losses 59.2% to $890,000 from $559,000 in 1994 primarily as the result of the increase in the Serviced Portfolio.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's business requires continued access to short and long-term sources of debt financing and equity capital. The Company's principal cash requirements arise from loan originations, repayment of debt on maturity, payments of operating and interest expenses and loan repurchases. The Company's primary sources of liquidity are loan sales, short-term borrowings under secured lines of credit, long-term debt and equity offerings and cash flows from operations.

     In connection with certain loan sales, the Company commits to repurchase from investors any loans that become 90 days or more past due. This obligation is subject to various terms and conditions, including, in some instances, a limitation on the amount of loans that may be required to be repurchased. There were approximately $8,936,000 of loans at June 30, 1997 and $8,780,000 at December 31, 1996 which the Company could be required to repurchase in the future should such loans become 90 days or more past due. The Company repurchased $454,000 compared to $514,000 of such loans under the recourse provisions of loan sales during the months ended June 30, 1997 and 1996, respectively. The Company repurchased $991,000, $448,000, and $259,000 of such loans under the recourse provisions of loan sales in 1996, 1995, and 1994, respectively. As of June 30, 1997, $20,136,000 of the Company's cash was restricted as credit enhancement for certain securitization programs.

     The Company funds its loan purchases in part with borrowings under various bank lines of credit. Lines are paid down when the Company receives the proceeds from the sale of the loans or when cash is otherwise available. In May 1997, a secured line of credit was renewed and amended to include an increase in the amount of the line from $30,000,000 to $50,000,000 and an extension of the maturity to April 2000. Outstanding borrowings under the line of credit were $28,000,000 and $26,200,000 at June 30, 1997 and December 31, 1996,
respectively. This line of credit is secured by consumer receivables and other secured loans.

     In January 1997, an additional secured line of credit was increased from $5,000,000 to $8,000,000 with another financial institution. This line of credit matures in January 1998. There were no outstanding borrowings on this line of credit at June 30, 1997 and December 31, 1996. This line of credit is secured by consumer receivables and other secured loans.

     In January 1997, an additional secured line of credit was increased from $15,000,000 to $20,000,000. There were no outstanding borrowings under this facility at June 30, 1997. At December 31, 1996, the outstanding borrowings were $8,300,000. This facility is secured by certain retained interests in loan sales, restricted cash and certain other loans and matures in September 1999.

     On March 5, 1997, the Company entered into an additional $25,000,000 secured line of credit. The outstanding borrowings at June 30, 1997 were $6,058,000. The facility is secured by loans to developers of VOI resorts for the acquisition and development of VOI resorts ("Facility A") and the related financing of consumer purchases of VOIs ("Facility B"). Although the maximum amount that can be borrowed on each facility is $15,000,000, the aggregate outstanding borrowings cannot exceed $25,000,000. This facility expires in March 2000.

     On March 21, 1997, the Company entered into a $3,000,000 secured line of credit with an additional financial institution. This line of credit is secured by consumer receivables and other secured loans and matures in March 1998. There were no outstanding borrowings at June 30, 1997.

     Interest rates on the above lines of credit range from the Eurodollar or LIBOR rate plus 2% to the prime rate plus 1.25%. The Company is not required to maintain compensating balances or forward sales commitments under the terms of these lines of credit.

     The Company also has a revolving line of credit and sale facility as part of an asset backed commercial paper facility with a multi-seller commercial paper issuer ("Conduit A"). In October 1996 the Company amended the facility to increase the facility from $75,000,000 to $100,000,000, reduce certain credit enhancement requirements and expand certain loan eligibility criteria. The outstanding aggregate balance of the loans pledged and sold under the facility at any time cannot exceed $100,000,000. The facility expires in June 1998.

     In connection with the facility, the Company formed a wholly owned subsidiary, Litchfield Mortgage Securities Corporation 1994 ("LMSC"), to purchase loans from the Company. LMSC either pledges the loans on a revolving line of credit with Conduit A or sells the loans to Conduit A. Conduit A issues commercial paper or other indebtedness to fund the purchase or pledge of loans from LMSC. Conduit A is not affiliated with the Company or its affiliates. As of June 30, 1997, the outstanding balance of eligible loans sold under the facility was $83,200,000. Outstanding borrowings under the line of credit at June 30, 1997 and

December 31, 1996 were $229,000 and $1,799,000, respectively. Interest is payable on the line of credit at an interest rate based on certain commercial paper rates.

     On March 21, 1997, the Company closed an additional revolving line of credit and sale facility of $25,000,000 with another multi-seller commercial paper conduit ("Conduit B"). The facility, which expires in March 2000, is subject to certain terms and conditions, credit enhancement requirements and loan eligibility criteria. The outstanding balance of the loans pledged and sold under the facility at any time cannot exceed $25,000,000.

     In connection with the facility, the Company formed a wholly owned subsidiary, Litchfield Capital Corporation 1996 ("LCC"), to purchase loans from the Company. LCC either pledges the loans on a revolving line of credit with Conduit B or sells the loans to Conduit B. Conduit B issues commercial paper or other indebtedness to fund the purchase or pledge of loans from LCC. Conduit B is not affiliated with the Company or its affiliates. As of June 30, 1997 the outstanding balance of the eligible loans previously sold under the facility was $13,767,000. There were no outstanding borrowings under the line of credit as of June 30, 1997. Interest is payable on the line of credit at an interest rate based on certain commercial paper rates.

     During the first quarter of 1995, the Company issued a 10.43% promissory note with an initial balance of $12,500,000 to an insurance company. Principal is payable monthly based on collection of the underlying collateral. The note is redeemable only with the approval of the noteholder. The note is collateralized by certain of the Company's retained interests in loan sales and cash. The balance outstanding on the note was $6,396,000 and $7,428,000 at June 30, 1997 and December 31, 1996, respectively. As of June 30, 1997 the approximate value of the underlying collateral was $14,231,000.

     In April 1997, the Company issued unsecured notes with an initial principal balance of $20,000,000. Interest is payable at 9.3% semiannually in arrears. The notes require principal reductions of $7,500,000, $6,000,000, $6,000,000 and $500,000 in March 2001, 2002, 2003 and 2004, respectively. The proceeds were used to repay the outstanding balance on certain of the Company's lines of credit.

     In June 1997, the Company completed its first securitization of $15,325,000 of Hypothecation Loans in a private placement with a bank.

     The Company manages its exposure to changes in interest rates by attempting to match its proportion of fixed versus variable rate assets, liabilities and loan sale facilities. The Company has further mitigated its interest rate exposure due to interest rate declines by instituting interest rate floors on certain of its adjustable rate loans. The Company has also mitigated its interest rate exposure due to basis risk attributable to differences between the prime rate and the commercial paper and LIBOR rates by entering into interest rate swap agreements.

     Historically, the Company has not required major capital expenditures to support its operations.

CREDIT QUALITY AND ALLOWANCES FOR LOAN LOSSES


     The Company maintains allowances for loan losses and recourse obligations on retained interests in loan sales at levels which, in the opinion of management, provide adequately for current and possible future losses on such assets. Delinquent loans (loans 30 days or more past due which are not covered by dealer/developer reserves and guarantees) as a percentage of the Serviced Portfolio were .99% as of June 30, 1997 compared with 1.34% at December 31, 1996 and 1.74% at June 30, 1996. Management evaluates the adequacy of the allowances on a quarterly basis by examining current delinquencies, the characteristics of the accounts, the value of the underlying collateral, and general economic conditions and trends. Management also evaluates the extent to which dealer/developer reserves and guarantees can be expected to absorb loan losses. A provision for loan losses is recorded in an amount deemed sufficient by management to maintain the allowances at adequate levels. Total allowances for loan losses and recourse obligations on retained interests in loan sales increased to $5,541,000 at June 30, 1997 compared to $4,528,000 at December 31, 1996. The allowance ratio (the allowances for loan losses divided by the amount of the Serviced Portfolio) at June 30, 1997 increased slightly to 1.97% from 1.87% at December 31, 1996.

     As part of the Company's financing of Land Loans and VOI Loans, arrangements are entered into with dealers and resort developers, whereby reserves are established to protect the Company from potential losses associated with such loans. As part of the Company's agreement with the dealers and resort developers, a portion of the amount payable to each dealer and resort developer for a Land Loan or a VOI Loan is retained by the Company and is available to the Company to absorb loan losses for those loans. The Company negotiates the amount of the reserves with the dealers and developers based upon various criteria, two of which are the financial strength of the dealer or developer and credit risk associated with the loans being purchased. Dealer/developer reserves amounted to $10,626,000 and $10,628,000 at June 30, 1997 and December 31, 1996,
respectively. The Company generally returns any excess reserves to the dealer/developer on a quarterly basis as the related loans are repaid by borrowers.

INFLATION

     Inflation has not had a significant effect on the Company's operating results to date.

                                    BUSINESS

OVERVIEW

     The Company purchases and services Land Loans which are typically secured by three to twenty acre rural parcels. The Company also purchases and services VOI Loans which finance the purchase of ownership interests in a fully furnished vacation property. The Company makes Hypothecation Loans to rural land dealers and resort developers and other businesses secured by consumer receivables consisting primarily of Land Loans and VOI Loans. The Company also makes A&D Loans to rural land dealers and resort developers in order to finance additional receivables generated by these A&D Loans. The Company sells substantially all the Land Loans and VOI Loans it purchases and certain of the Hypothecation Loans it originates either as whole loans or securitizations. The principal sources of the Company's revenues are (i) interest and fees on loans, (ii) gain from the sale of loans and (iii) servicing and other fee income. Because a significant portion of the Company's revenues is comprised of gains realized upon sales of loans, the timing of such sales has a significant effect on the Company's results of operations.

CHARACTERISTICS OF THE SERVICED PORTFOLIO, LOAN PURCHASES AND ORIGINATIONS

     The following table shows the growth in the diversity of the Serviced Portfolio from primarily Purchased Loans to a mix of Purchased Loans, Hypothecation Loans, A&D Loans and Other Loans:

                                                 DECEMBER 31,
                                 ---------------------------------------------     JUNE 30,
                                 1992      1993      1994      1995      1996        1997
                                 -----     -----     -----     -----     -----     --------
Purchased Loans................   98.3%     89.0%     85.3%     81.6%     67.1%       60.8%
Hypothecation Loans............     --       5.0       9.0      12.5      20.7        24.2
A&D Loans......................    1.7       4.3       3.3       3.1       8.7        11.8
Other Loans....................     --       1.7       2.4       2.8       3.5         3.2
                                 -----     -----     -----     -----     -----       -----
          Total................  100.0%    100.0%    100.0%    100.0%    100.0%      100.0%
                                 =====     =====     =====     =====     =====       =====

     The following table shows the growth in the diversity of the Company's originations from primarily Purchased Loans to a mix of Purchased Loans, Hypothecation Loans, A&D Loans and Other Loans:

                                                                                 SIX MONTHS
                                                                                    ENDED
                                        YEAR ENDED DECEMBER 31,                   JUNE 30,
                             ---------------------------------------------     ---------------
                             1992      1993      1994      1995      1996      1996      1997
                             -----     -----     -----     -----     -----     -----     -----
Purchased Loans............   96.6%     77.8%     67.6%     71.4%     49.9%     52.8%     39.3%
Hypothecation Loans........     --      11.8      22.2      20.9      29.6      28.6      35.9
A&D Loans..................    3.4       7.1       6.0       3.1      14.4       9.8      18.0
Other Loans................     --       3.3       4.2       4.6       6.1       8.8       6.8
                             -----     -----     -----     -----     -----     -----     -----
          Total              100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
                             =====     =====     =====     =====     =====     =====     =====

  (1) Purchased Loans

     The Company provides indirect financing to consumers through a large number of experienced land dealers and resort developers from which it regularly purchases loans. The dealers and resort developers make loans to consumers using Litchfield's standard forms and subject to its terms. Then the Company purchases the loans from the land dealers and resort developers on an individually approved basis in accordance with its credit guidelines.

     Each land dealer and resort developer from whom Litchfield purchases loans must be interviewed by the Company's management and approved by its credit committee. Management evaluates each land dealer's and resort developer's experience, financial statements and credit references and personally inspects a substantial portion of the land dealer's and resort developer's inventory of land and VOIs prior to approval of loan purchases.

     In order to enhance the creditworthiness of loans purchased from land dealers and resort developers, Litchfield requires most land dealers and resort developers to guarantee payment of the loans and ordinarily retains a portion of the amount payable by the Company to each land dealer and resort developer on purchase of the loan. The retained portion, or reserve, is released to the land dealer or resort developer as the related loan is repaid.

     Litchfield also engages in the purchase of portfolios of seasoned loans from land dealers, resort developers and financial institutions. Most purchases are from land dealers and resort developers, most of which guarantee the loans sold and from which the Company ordinarily withholds a reserve. Management believes that the portfolio acquisition program is attractive to land dealers and resort developers because it provides them with liquidity to purchase additional inventory.

     Prior to purchasing such loans, Litchfield evaluates the credit and payment history of each borrower in accordance with the Company's underwriting guidelines, performs a sampling of borrower interviews, reviews the documentation supporting the loans for completeness and obtains an appropriate opinion from local legal counsel. Out of a land dealer's or resort developer's total portfolio, Litchfield selects only individual loans which meet its credit standards. In addition, Litchfield evaluates the dealer's or developer's credit references, experience and financial statements and inspects a substantial portion of the dealer's inventory prior to approval.

     The Company, from time to time, acquires loan portfolios from financial institutions and certain land dealers and resort developers secured by rural and vacation land. In evaluating the portfolios, the Company conducts its normal review of the borrower's documentation, payment history and underlying collateral. Although the Company reviews loans included in these portfolios, the Company may not always be able to reject individual loans, but rather must purchase the entire portfolio offered. When the Company does not receive guarantees, it adjusts its purchase price to reflect anticipated losses and its required yield.

     The Company's portfolio of Purchased Loans is secured by property located in 39 states.

                                                              PRINCIPAL AMOUNT OF LOANS
                                                   ------------------------------------------------
                                                              DECEMBER 31,
                                                   ------------------------------------    JUNE 30,
                                                   1992    1993    1994    1995    1996      1997
                                                   ----    ----    ----    ----    ----    --------
Southwest........................................   17%     18%     19%     16%     26%        31%
South............................................   36      33      37      31      31         30
West.............................................   --       2       3      20      20         17
Mid-Atlantic.....................................   16      17      16      16      10         10
Northeast........................................   31      30      25      17      13         12
                                                   ---     ---     ---     ---     ---        ---
     Total.......................................  100%    100%    100%    100%    100%       100%
                                                   ===     ===     ===     ===     ===        ===

     a. Land Loans

     Dealers from whom the Company purchases Land Loans are typically closely-held firms with annual revenues of less than $3.0 million. Dealers generally purchase large rural tracts (generally 100 or more acres) from farmers or other owners and subdivide the property into five to twenty acre parcels for resale to consumers. Generally the subdivided property is not developed significantly beyond the provision of graded access roads. In recreational areas, sales are made primarily to urban consumers who wish to use the property for a vacation or retirement home or for recreational purposes such as fishing, hunting or camping. In other rural areas, sales are more commonly made to persons who will locate a manufactured home on the parcel. The aggregate principal amount of Land Loans purchased from individual dealers during the six months ended June 30, 1997 varied significantly from a low of approximately $2,000 to a high of approximately $2.4 million. As of June 30, 1997, the five largest dealers accounted for approximately 22.3% of the principal amount of the Land Loans in the Serviced Portfolio, and no single dealer accounted for more than 5.5%.

     As of June 30, 1997, 48.5% of the Serviced Portfolio consisted of Land Loans with an average principal balance of approximately $12,600. The following table sets forth as of June 30, 1997 the distribution of Land Loans in the Company's Serviced Portfolio:

                                                            PERCENTAGE OF                   PERCENTAGE OF
                                            PRINCIPAL         PRINCIPAL       NUMBER OF       NUMBER OF
PRINCIPAL BALANCE                             AMOUNT           AMOUNT           LOANS           LOANS
-----------------                          ------------     -------------     ---------     -------------
Less than $10,000........................  $ 24,469,000          17.9%           4,973           45.8%
$10,000-$19,999..........................    54,816,000          40.1            4,010           37.0
$20,000 and greater......................    57,413,000          42.0            1,867           17.2
                                           ------------         -----           ------          -----
     Total...............................  $136,698,000         100.0%          10,850          100.0%
                                           ============         =====           ======          =====

     As of June 30, 1997, the weighted average interest rate of the Land Loans included in the Company's Serviced Portfolio was 12.2% and the weighted average remaining maturity was 12.0 years. The following table sets forth as of June 30, 1997 the distribution of interest rates payable on the Land Loans:

                                                                                       PERCENTAGE OF
                                                                                         PRINCIPAL
INTEREST RATE                                                     PRINCIPAL AMOUNT        AMOUNT
-------------                                                     ----------------     -------------
Less than 12.0%.................................................    $ 46,341,000            33.9%
12.0%-13.9%.....................................................      56,320,000            41.2
14.0% and greater...............................................      34,037,000            24.9
                                                                    ------------           -----
     Total......................................................    $136,698,000           100.0%
                                                                    ============           =====

     A Land Loan borrower generally uses the property which secures the loan as a site for a lower-cost primary residence, often consisting of manufactured housing, as a site for a vacation or retirement home or for recreational purposes. As of June 30, 1997, the Company's Land Loan borrowers resided in 50 states, the District of Columbia and two territories or foreign countries.

     b. VOI Loans

     The Company purchases VOI Loans from various resort developers. The Company generally targets small to medium size resorts with completed amenities and established property owners associations. These resorts participate in programs that permit purchasers of VOIs to exchange their time intervals for time intervals in other resorts around the world. During the six months ended June 30, 1997, the Company acquired approximately $1.9 million of VOI Loans. As of June 30, 1997, the five largest developers accounted for approximately 52.3% of the principal amount of the VOI Loans in the Serviced Portfolio, and no single developer accounted for more than 15.0%.

     As of June 30, 1997, 12.3% of the Serviced Portfolio consisted of VOI Loans, with an average principal balance of approximately $3,800. The following table sets forth as of June 30, 1997 the distribution of VOI Loans.

                                                            PERCENTAGE OF                   PERCENTAGE OF
                                             PRINCIPAL        PRINCIPAL       NUMBER OF       NUMBER OF
PRINCIPAL BALANCE                             AMOUNT           AMOUNT           LOANS           LOANS
-----------------                           -----------     -------------     ---------     -------------
Less than $4,000..........................  $ 9,030,000          26.1%           4,676           50.8%
$4,000-$5,999.............................   10,967,000          31.7            2,472           26.9
$6,000 and greater........................   14,601,000          42.2            2,068           22.3
                                            -----------         -----            -----          -----
     Total................................  $34,598,000         100.0%           9,216          100.0%
                                            ===========         =====            =====          =====

     As of June 30, 1997, the weighted average interest rate of the VOI Loans included in the Company's Serviced Portfolio was 14.6% and the weighted average remaining maturity was 3.9 years. The following table sets forth as of June 30, 1997 the distribution of interest rates payable on the VOI Loans:

                                                                                    PERCENTAGE OF
                                                                     PRINCIPAL        PRINCIPAL
INTEREST RATE                                                         AMOUNT           AMOUNT
-------------                                                       -----------     -------------
Less than 14.0%...................................................  $ 9,203,000           26.6%
14.0%-15.9%.......................................................   12,317,000           35.6
16.0% and greater.................................................   13,078,000           37.8
                                                                    -----------          -----
     Total........................................................  $34,598,000          100.0%
                                                                    ===========          =====

     As of June 30, 1997, the Company's VOI borrowers resided in 50 states, the District of Columbia and eight territories or foreign countries.

  (2) Hypothecation Loans

     The Company extends Hypothecation Loans to land dealers and resort developers and other businesses secured by consumer receivables. During the six months ended June 30, 1997, the Company extended or acquired approximately $29.9 million of Hypothecation Loans, of which $12.3 million, or 41.1%, were secured by Land Loans and $17.6 million, or 58.9%, were secured by VOI Loans.

     The Company typically extends Hypothecation Loans to land dealers and resort developers based on advance rates of 75% to 85% of the eligible consumer receivables which serve as collateral. The Company's Hypothecation Loans are typically made at variable rates based on the prime rate of interest plus 2% to 4%. As of June 30, 1997, the Company had $66.6 million of Hypothecation Loans outstanding, none of which were 90 days or more past due. Hypothecation Loans are secured by receivables from timeshare resorts and rural land in 25 states. Hypothecation Loans range in size from $3,000 to $7.5 million with an average principal balance of $1,004,000. The five largest Hypothecation Loans represent 8.5% of the Serviced Portfolio.

     In addition, the Company has recently expanded its marketing of Hypothecation Loans to include loans to other finance companies secured by other types of collateral. The Company's objective is to identify other lending opportunities or lines of business to diversify its portfolio as it did with VOI Loans and Hypothecation Loans. These loans may be larger than the Company's average Hypothecation Loans and may provide the Company with an option to take an equity position in the borrower.

  (3) A&D Loans


     The Company also makes A&D Loans to dealers and developers in order to finance the receivables generated from the sale of the properties. During the six months ended June 30, 1997, the Company made $15.0 million of A&D Loans to land dealers and resort developers, of which $8.0 million, or 53.6%, were secured by land and $7.0 million, or 46.4%, were secured by resorts under development.


     The Company makes A&D Loans to land dealers and resort developers based on loan to value ratios of 60% to 80% at variable rates based on the prime rate plus 2% to 4%. As of June 30, 1997, the Company had $36.0 million of A&D Loans outstanding, none of which were 90 days or more past due. A&D Loans are secured by timeshare resort developments and rural land subdivisions in 19 states. A&D Loans range in size from $10,000 to $4.7 million with an average principal balance of $742,000. The five largest A&D Loans represent 5.6% of the Serviced Portfolio.

  (4) Other Loans

     Other Loans consist primarily of consumer home improvement loans, consumer construction loans and other secured commercial loans. Throughout its history the Company has made or acquired certain other secured and unsecured loans to identify additional lending opportunities or lines of business for possible future expansion as it did with VOI Loans and Hypothecation Loans. As of June 30, 1997, the Company had $8.9 million of such loans, 0.04% of which were 90 days or more past due. Commercial Other Loans range in size from $50,000 to $900,000 with an average principal balance of $445,000. The five largest Other Loans represent 1.1% of the Serviced Portfolio.

LOAN UNDERWRITING

     Litchfield has established loan underwriting criteria and procedures designed to reduce credit losses on its portfolio. The loan underwriting process includes reviewing each borrower's credit history. In addition, Litchfield's underwriting staff routinely conducts telephone interviews with a selected sample of borrowers. The primary focus of the Company's underwriting is to assess the likelihood that the borrower will repay the loan as agreed by examining the borrower's credit history through standard credit reporting bureaus.

     Litchfield's loan policy is to purchase Land and VOI Loans from $3,000 to $50,000. On a case by case basis, the Company will also consider purchasing such loans in excess of $50,000. As of June 30, 1997, the Company had 160 Loans exceeding $50,000 representing 4.0% of the number of such loans in the Serviced Portfolio, for a total of $11.5 million. There were no VOI Loans exceeding $50,000 as of June 30, 1997. The Company will originate Hypothecation Loans up to $15 million and A&D Loans up to $10 million. From time to time the Company may have the opportunity to originate larger Hypothecation Loans or A&D Loans in which case the Company would seek to participate such loans with other financial institutions. All loans greater than $100,000 must be approved by the Credit Committee which is comprised of the Chief Executive Officer, Executive Vice President, Chief Financial Officer and two Senior Vice Presidents.

COLLECTIONS AND DELINQUENCIES


     Management believes that the relatively low delinquency ratio for the Serviced Portfolio is attributable primarily to the application of its underwriting criteria, as well as to dealer guarantees and reserves received. No assurance can be given that these delinquency ratios can be maintained in the future.


     Collection efforts are managed and delinquency information is analyzed at the corporate headquarters. Unless circumstances otherwise dictate, collection efforts are generally made by mail and telephone. Collection efforts begin when an account is four days past due when the Company sends out a late notice. When an account is sixteen days past due the Company attempts to contact the borrower to determine the reason for the delinquency and to attempt to cause the account to become current. If the status of the account continues to deteriorate, an analysis of that delinquency is undertaken by the collection supervisor to determine the appropriate action. When the loan is 90 days past due in accordance with its original terms and it is determined that the amounts cannot be collected from the dealer or developer guarantees or reserves, the loan is generally placed on a nonaccrual status and the collection supervisor determines the action to be taken. The determination of how to work out a delinquent loan is based upon many factors, including the borrower's payment history and the reason for the current inability to make timely payments. The Company has not restructured a material number of problem loans. When a dealer program loan becomes 60 days past due, in addition to the Company's collection procedures, the Company also has the assistance of the dealer or developer in collecting the loan.

     The Company extends a limited number of its loans for reasons the Company considers acceptable such as temporary loss of employment or serious illness. In order to qualify for a one to three month extension, the customer must make three timely payments without any intervention from the Company. For extensions of four to six months, the customer must make four to six timely payments, respectively, without any intervention from the Company. The Company will not extend a loan more than two times for an aggregate six months over the life of the loan. The Company has extended approximately one percent of its loans through June 30, 1997. The Company does not generally modify any other loan terms such as interest rates or payment amounts.

     Regulations and practices regarding the rights of the mortgagor in default vary greatly from state to state. To the extent permitted by applicable law, the Company collects late charges and return-check fees and records these items as additional revenue. Only if a delinquency cannot otherwise be cured will the Company decide that foreclosure is the appropriate course of action. If the Company determines that purchasing a property securing a mortgage loan will minimize the loss associated with such defaulted loan, the Company may accept a deed in lieu of foreclosure, take legal action to collect on the underlying note or bid at the foreclosure sale for such property.


  Serviced Portfolio



     The following table shows the Company's delinquencies, net of dealer/developer reserves and guarantees for the Serviced Portfolio:



                                                                                            SIX MONTHS
                                         YEAR ENDED DECEMBER 31,                              ENDED
                  ----------------------------------------------------------------------     JUNE 30,
                     1992          1993           1994           1995           1996           1997
                  -----------   -----------   ------------   ------------   ------------   ------------
Serviced
  Portfolio.....  $58,968,000   $84,360,000   $105,013,000   $176,650,000   $242,445,000   $281,965,000

Delinquent
  loans(1)......      553,000       511,000        981,000      3,398,000      3,255,000      2,788,000

Delinquency as a
  percentage of
  Serviced
  Portfolio.....          .94%          .61%           .93%          1.92%          1.34%           .99%


---------------

(1) Delinquent loans are those which are 30 days or more past due which are not covered by dealer/developer reserves or guarantees and not included in other real estate owned.


  Land Loans


     The following table shows the Company's delinquencies, net of dealer/developer reserves and guarantees for Land Loans in the Serviced
Portfolio:



                                                                                            SIX MONTHS
                                          YEAR ENDED DECEMBER 31,                             ENDED
                    --------------------------------------------------------------------     JUNE 30,
                       1992          1993          1994          1995           1996           1997
                    -----------   -----------   -----------   -----------   ------------   ------------
Land Loans in
  Serviced
  Portfolio.......  $58,668,000   $77,258,000   $90,502,000   $97,266,000   $119,370,000   $136,698,000

Delinquent Land
  Loans(1)........      553,000       511,000       981,000     1,059,000      1,920,000      1,771,000

Delinquency as a
  percentage of
  Land Loans in
  Serviced
  Portfolio.......          .94%          .66%         1.08%         1.09%          1.61%          1.30%


---------------
(1) Delinquent loans are those which are 30 days or more past due which are not covered by dealer/developer reserves or guarantees and not included in other real estate owned.

  VOI Loans


     The following table shows the Company's delinquencies, net of dealer/developer reserves and guarantees for VOI Loans in the Serviced
Portfolio:


                                                                                           SIX MONTHS
                                             YEAR ENDED DECEMBER 31,                          ENDED
                         ---------------------------------------------------------------    JUNE 30,
                           1992        1993         1994          1995          1996          1997
                         --------   ----------   -----------   -----------   -----------   -----------
VOI Loans in Serviced
  Portfolio............  $300,000   $1,434,000   $ 2,851,000   $46,700,000   $43,284,000   $34,598,000

Delinquent VOI
  Loans(1).............        --           --            --     1,958,000     1,316,000       860,000

Delinquency as a
  percentage of VOI
  Loans in Serviced
  Portfolio............        --           --            --          4.19%         3.04%         2.49%

---------------
(1) Delinquent loans are those which are 30 days or more past due which are not covered by dealer/developer reserves or guarantees and not included in other real estate owned.

  Hypothecation, A&D and Other Loans

     The Company did not have any delinquent Hypothecation Loans or A&D Loans for the years ended December 31, 1992 through December 31, 1996 or for the six months ended June 30, 1997. The Company did not have significant amounts of Other Loans during these periods and the delinquency rates did not exceed .25% at the end of any period.

ALLOWANCE FOR LOAN LOSSES, NET CHARGE-OFFS AND DEALER RESERVES

     The following is an analysis of the total allowances for all loan losses:

                                                                                            SIX MONTHS
                                              YEAR ENDED DECEMBER 31,                         ENDED
                           --------------------------------------------------------------    JUNE 30,
                             1992         1993         1994         1995         1996          1997
                           ---------   ----------   ----------   ----------   -----------   ----------
Allowance, beginning of
  year...................  $ 299,000   $  498,000   $1,064,000   $1,264,000   $ 3,715,000   $4,528,000

Provision for loan
  losses.................    270,000      620,000      559,000      890,000     1,954,000      735,000

Net charge-offs of
  uncollectible
  accounts(1)............   (179,000)    (493,000)    (359,000)    (946,000)   (1,965,000)    (904,000)

Allocation of purchase
  adjustment(2)..........    108,000      439,000           --    2,507,000       824,000    1,182,000
                           ---------   ----------   ----------   ----------    ----------   ----------
Allowance, end of year...  $ 498,000   $1,064,000   $1,264,000   $3,715,000   $ 4,528,000   $5,541,000
                           =========   ==========   ==========   ==========    ==========   ==========

---------------

(1) Net of recoveries of $20,000, $10,000, $47,000, $11,000, $310,000 and
    $182,000 in 1992, 1993, 1994, 1995, 1996 and 1997, respectively.

(2) Represents allocation of purchase adjustment related to purchase of certain nonguaranteed loans.

     The following is an analysis of net charge-offs (recoveries) by major loan and collateral types experienced by the Company:



                                                                                            SIX MONTHS
                                                  YEAR ENDED DECEMBER 31,                     ENDED
                                   ------------------------------------------------------    JUNE 30,
                                     1992       1993       1994       1995        1996         1997
                                   --------   --------   --------   --------   ----------   ----------
Land Loans.......................  $179,000   $493,000   $359,000   $546,000   $  669,000    $411,000
VOI Loans........................        --         --         --     45,000    1,284,000     498,000
Hypothecation Loans..............        --         --         --         --           --          --
A&D Loans........................        --         --         --    352,000       (8,000)     (2,000)
Other Loans......................        --         --         --      3,000       20,000      (3,000)
                                   --------   --------   --------   --------   ----------    --------
Total net charge-offs............  $179,000.. $493,000   $359,000   $946,000   $1,965,000    $904,000
                                   ========   ========   ========   ========   ==========    ========
Net charge-offs as a percentage
  of the average Serviced
  Portfolio......................      .37%       .69%       .38%       .67%         .94%        .69%


     As part of the Company's financing of Land Loans and VOI Loans, arrangements are entered into with most land dealers and resort developers, whereby reserves are established to protect the Company from potential losses associated with such loans. As part of the Company's agreement with the land dealers and resort developers, a portion of the amount payable to them for a Land Loan or a VOI Loan is retained by the Company and is available to the Company to absorb loan losses for those loans. The Company negotiates the amount of the reserves with the land dealers and resort developers based upon various criteria, two of which are the financial strength of the land dealers and resort developers and the credit risk associated with the loans being purchased. Dealer reserves for Land Loans amounted to $6,112,000, $6,420,000 and $7,555,000 at December 31, 1994, 1995 and 1996, respectively, and $7,909,000 at June 30, 1997.
Developer reserves for VOI Loans amounted to $463,000, $3,224,000 and $3,072,000 at December 31, 1994, 1995 and 1996, respectively, and $2,664,244 at June 30, 1997. Historically, most dealers and developers have provided personal and, when relevant, corporate guarantees to further protect the Company from loss.

LOAN SERVICING AND SALES

     The Company retains the right to service all the loans it originates. Servicing includes collecting payments from borrowers, remitting payments to investors who have purchased the loans, accounting for principal and interest, contacting delinquent borrowers and supervising foreclosure and bankruptcies in the event of unremedied defaults. Substantially all servicing results from the origination and purchase of loans by the Company, and the Company has not historically purchased loan servicing rights except in connection with the purchase of loans. Servicing rates generally approximate .5% to 2% of the principal balance of a loan.

     In connection with the Company's continuing growth, the Company decided to subcontract its servicing rights in order to avoid incurring additional fixed overhead costs associated with such servicing. Accordingly, the Company subcontracted to an unaffiliated third party the servicing of VOI Loans in 1995 and the remaining loans in April 1996. The Company retains responsibility for servicing all loans as master servicer.

     In 1990, the Company began privately placing issues of pass-through certificates evidencing an undivided beneficial ownership interest in pools of mortgage loans which have been transferred to trusts. The principal and part of the interest payments on the loans transferred to the trust are collected by the Company, as the servicer of the loan pool, remitted to the trust for the benefit of the investors, and then distributed by the trust to the investors in the pass-through certificates.


     As of June 30, 1997, the Company had sold or securitized a total of approximately $289.0 million in loans. In certain of the Company's issues of pass-through certificates, credit enhancement was achieved by dividing the issue into a senior portion which was sold to the investors and a subordinated portion which was retained by the Company. In certain other of the Company's private placements, credit enhancement was achieved through cash collateral. If borrowers default in the payment of principal or interest on the mortgage loans underlying these issues of pass-through certificates, losses would be absorbed first by the subordinated portion or cash collateral account retained by the Company and might, therefore, have to be charged against the allowance for loan losses to the extent dealer guarantees and reserves are not available.

     The Company also has a $100.0 million revolving line of credit and sale facility as part of an asset backed commercial paper facility with a multi-seller commercial paper conduit. The facility expires in June 1998. As of June 30, 1997, the outstanding balance of the sold or pledged loans securing this facility was $83.4 million. The Company has an additional revolving line of credit and sale facility of $25.0 million with another multi-seller commercial paper conduit. The facility expires in March 2000. As of June 30, 1997, the outstanding aggregate balance of the sold or pledged loans under the facility was $13.8 million.

MARKETING AND ADVERTISING

     The Company markets its program to rural land dealers and resort developers through brokers, referrals, dealer and developer solicitation, and targeted direct mail. The Company employs three marketing executives based in Denver, Colorado and five marketing executives based in Stamford, Vermont. In the last 5 years the Company has closed loans with over 250 different dealers and developers.

     Management believes that the Company benefits from name recognition as a result of its referral, advertising and other marketing efforts. Referrals have been the strongest source of new business for the Company and are generated in the states in which the Company operates by dealers, brokers, attorneys and financial institutions. Management and marketing representatives also conduct seminars for dealers and brokers and attend trade shows to improve awareness and understanding of the Company's programs.

REGULATION

     The Company is licensed as a mortgage banker in 15 of the states in which it operates, and in those states its operations are subject to supervision by state authorities (typically state banking or consumer credit authorities). Expansion into other states may be dependent upon a finding of financial responsibility, character and fitness of the Company and various other matters. The Company is generally subject to state regulations, examination and reporting requirements, and licenses are revocable for cause. The Company is subject to state usury laws in all of the states in which it operates.

     The Company's consumer finance activities are subject to the Truth-in-Lending Act. The Truth-in-Lending Act contains disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. Failure to comply with the requirements of the Truth-in-Lending Act may give rise to a limited right of rescission on the part of the borrower. The Company believes that it is in substantial compliance in all material respects with the Truth-in-Lending Act.

     The Company is also required to comply with the Equal Credit Opportunity Act of 1974, as amended ("ECOA"), which prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status. Regulation B promulgated under ECOA restricts creditors from obtaining certain types of information from loan applicants. It also requires certain disclosures by the lender regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the interest rate charged increases as a result of information obtained from a consumer credit agency, another statute, the Fair Credit Reporting Act of 1970, as amended, requires the lenders to supply the applicant with a name and address of the reporting agency.

COMPETITION

     The consumer finance business is highly competitive, with competition occurring primarily on the basis of customer service and the term and interest rate of the loans. Traditional competitors in the consumer finance business include commercial banks, credit unions, thrift institutions, industrial banks and finance companies, many of which have considerably greater financial, technical and marketing resources than the Company. As a result of consolidation and the failure of certain financial institutions, the number of financial institutions is being reduced. There can be no assurance that the Company will not face increased competition from remaining institutions or new financial institutions.

     The Company believes that it competes on the basis of providing competitive rates and prompt, efficient and complete service, and by emphasizing customer service on a timely basis to attract borrowers whose needs are not met by traditional financial institutions.

EMPLOYEES

     As of June 30, 1997, the Company had 66 full-time equivalent employees. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

FACILITIES

     The Company owns an aggregate of approximately 13,000 square feet of office space in Stamford, Vermont, which is used as the Company's headquarters. The Company also occupies an aggregate of approximately 5,100 square feet of office space in Lakewood, Colorado, pursuant to a lease expiring in January 1998, with an option to renew until 2001, providing for an annual rental of approximately $40,000, including utilities and exterior maintenance expenses. The Company has acquired a leasehold interest in approximately 26,000 square feet of office space in Williamstown, Massachusetts for its planned headquarters which it is currently renovating for occupancy in early 1998. The initial ten year lease term expires in May 2007 and is renewable at the Company's option for two additional ten year periods. The initial lease provides for an annual rental of $20,000.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

     The following table sets forth the name, age and position with the Company of each person who is an executive officer or director of the Company as of September 30, 1997:



               NAME                    AGE                   POSITION
-----------------------------------    ----    ------------------------------------
Richard A. Stratton................     47     Chief Executive Officer, President
                                               and Director
Heather A. Sica....................     35     Executive Vice President, Treasurer
                                               and Director
Ronald E. Rabidou..................     46     Chief Financial Officer
Wayne M. Greenholtz................     56     Senior Vice President
James H. Shippee...................     37     Senior Vice President
Michael A. Spadacino...............     36     Senior Vice President
Joseph S. Weingarten...............     32     Senior Vice President
James A. Yearwood..................     49     First Vice President
John A. Costa(2)...................     41     Director
Donald R. Dion, Jr.................     42     Director
David J. Ferrari(1), (2)...........     61     Director
Gerald Segel(1), (2)...............     76     Director
James Westra(2)....................     45     Director


---------------
(1) Member of Audit Committee and Compensation Committee

(2) Member of Stock Option Committee

EXECUTIVE OFFICERS

     Richard A. Stratton, 47 years old, has been a director of the Company since 1988. Mr. Stratton was a cofounder of the Company and has been the Chief Executive Officer of the Company since 1996 and President of the Company since 1988. Prior to joining the Company, Mr. Stratton served as Vice President of Finance for Patten Corporation and Vice President of Marketing for Summit Software Technology, Inc. and held senior marketing and management positions with the Gillette Company and the American Appraisal Company in Boston, Massachusetts. Mr. Stratton is a graduate of The College of The Holy Cross.

     Heather A. Sica, 35 years old, has been a director of the Company since 1995. Ms. Sica has been the Executive Vice President and Treasurer of the Company since 1991. She served as Chief Financial Officer of the Company from 1991 to 1995. She served as a Vice President of the Company from 1989 to 1991. Prior to joining the Company, Ms. Sica was an associate with the Real Estate Group of General Electric Investment Corporation and a certified public accountant with KPMG Peat Marwick. Ms. Sica received her B.S. in Business Administration from the University of Vermont and her MBA from the Wharton School of the University of Pennsylvania.

     Ronald E. Rabidou, 46 years old, has been Chief Financial Officer of the Company since May 1995. Prior to joining the Company, Mr. Rabidou was a certified public accountant with Ernst & Young LLP from 1987 to May 1995. Mr. Rabidou received his MBA and BA from the University of Massachusetts.

     Wayne M. Greenholtz, 56 years old, has been a Senior Vice President of the Company since April 1995. Prior to joining the Company, Mr. Greenholtz was the Senior Vice President of Operations for Government Employees Financial Corporation, a subsidiary of GEICO Corporation, from 1989 to 1995. Mr. Greenholtz is a graduate of the University of Maryland.


     Jim Shippee, 37 years old, has been Senior Vice President of Mortgage Operations since 1989. Prior to joining the Company, Mr. Shippee was Vice President of Patten Financial Services from 1987 to 1989.

     Michael A. Spadacino, 36 years old, has been a Senior Vice President of the Company since January 1994 after joining the Company in 1992 as a Vice President in charge of land portfolio acquisitions. Prior to joining the Company, Mr. Spadacino attended law school from 1989 to 1992 at the Albany Law School of Union University where he received a JD. Mr. Spadacino received a BBA in Accounting from St. Bonaventure University and MS in Taxation from Georgetown University and is also a CPA.

     Joseph S. Weingarten, 32 years old, has been a Senior Vice President of the Company since 1997. Prior to joining the Company, Mr. Weingarten served from 1993 to 1997 in the Structured Finance Group of ING Capital, most recently as a Vice President, originating and managing structured lending and asset-backed securitization transactions, with an emphasis on specialty finance companies. Previously, he served as the Manager of Portfolio Administration for US West Financial Services, Inc., and as a CPA with Arthur Andersen & Co. Mr. Weingarten received his B.A. from New York University.

     James A. Yearwood, 49 years old, has been a First Vice President of the Company since 1996 after joining the Company in 1992 as a Vice President in charge of vacation ownership receivable funding. Prior to joining the Company, Mr. Yearwood was a Vice President with Del-Val Capital Corporation from 1989 to 1991 where he specialized in vacation ownership receivable lending. Mr. Yearwood graduated from Southern Connecticut State University.

DIRECTORS

     John A. Costa, 41 years old, has been a director of the Company since 1995. Mr. Costa has been at Cardholder Management Services, L.P., a credit card servicing business since 1995, serving first as Managing Director of Planning and Business Development, and presently as Senior Vice President. Mr. Costa served as a consultant to corporate clients from 1992 to 1995 in areas that include mergers and acquisitions, financial modeling, asset securitization and lending facility development. Previously, he served as Director of Consumer Finance with US West Financial Services, Inc. in 1992 and as Director of Structured Finance for Arsht & Company, Inc. from 1990 to 1992. Mr. Costa received his B.A. from New York University.


     Donald R. Dion, Jr., 42 years old, has been a director of the Company since 1988. Mr. Dion is Chairman and Chief Executive Officer of Dion Money Management Advisors, Inc. Mr. Dion served as Chief Executive Officer of the Company until 1995 and Treasurer of the Company until 1991. Prior to joining the Company, Mr. Dion served as an Executive Vice President of Finance, Treasurer and Director of Patten Corporation, an attorney with Warner & Stackpole in Boston, Massachusetts and a certified public accountant with Ernst & Young. He is a graduate of Saint Michaels College, holds a J.D. from the University of Maine Law School, and an LL.M. from Boston University School of Law.


     David J. Ferrari, 61 years old, has been a director of the Company since 1988. Mr. Ferrari is President and a founder of Argus Management Corporation of Natick, Massachusetts. Argus Management Corporation provides consulting and management services to underperforming and troubled companies. Mr. Ferrari is a Director of several companies, including Malden Mills Industries, Inc., and Printed Circuit Corp. Prior to founding Argus, Mr. Ferrari was a certified public accountant with Arthur Andersen & Co. He received a B.A. from Johns Hopkins University and an MBA from Babson College.


     Gerald Segel, 76 years old, has been a Director of the Company since 1989. Prior to his retirement in May 1990, Mr. Segel was Chairman of Tucker Anthony Incorporated from January 1987 to May 1990. From 1983 to January 1987 he served as President of Tucker Anthony Incorporated. Mr. Segel is also a Director of Hologic, Inc., Vivid Technologies, Inc. and Boston Communications Group, Inc. Mr. Segel received his A.B. from Harvard College.


     James Westra, 45 years old, has been a director of the Company since 1995. Mr. Westra is a stockholder of the law firm of Hutchins, Wheeler & Dittmar, A Professional Corporation, where he has practiced law since 1977. Mr. Westra serves as a Director of several companies, including Bertucci's, Inc. Mr. Westra graduated from Harvard College in 1973 and from Boston University Law School in 1977.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of shares of Common Stock of the Company, as of September 30, 1997, by all stockholders of the Company known to be beneficial owners of more than 5% of the outstanding Common Stock of the Company, by each director, each of the Named Executive Officers (as defined herein) and all directors and officers of the Company as a group:

                                                                  AMOUNT AND NATURE
                                                                    OF BENEFICIAL       Percentage
                              NAME                                  OWNERSHIP(a)         of Class
----------------------------------------------------------------  -----------------     ----------
Nicholas Company, Inc. .........................................       643,459             11.4%
  700 North Water Street
  Milwaukee, WI 53202

Arthur D. Charpentier...........................................       582,229             10.3%
  660 White Plains Road, Suite 400
  Tarrytown, NY 10591

Wellington Management Co. ......................................       457,902              8.1%
  75 State Street
  Boston, MA 02109

J.P. Morgan Inv. Mgt., Inc. ....................................       451,060              8.0%
  522 Fifth Ave.
  New York, NY 10036

Richard A. Stratton(b)..........................................       420,055(c)           7.2%
  Chief Executive Officer, President and Director

Heather A. Sica(b)..............................................       110,098(d)           1.9%
  Executive Vice President, Treasurer and Director\

Michael A. Spadacino(b).........................................        39,407(e)             *
  Senior Vice President

Gerald Segel....................................................        23,137(f)             *
  Director
  Tucker Anthony Incorporated
  One Beacon Street
  Boston, MA 02108

Donald R. Dion, Jr. ............................................        17,181(g)             *
  Director
  Dion Money Management, Inc.
  279 Main Street
  Williamstown, MA 01267

Ronald E. Rabidou(b)............................................        15,531(h)             *
  Chief Financial Officer

Wayne M. Greenholtz(b)..........................................         7,263(i)             *
  Senior Vice President

James Westra....................................................         5,411(j)             *
  Director
  Hutchins, Wheeler & Dittmar, A Professional Corporation
  101 Federal Street
  Boston, MA 02110

David J. Ferrari................................................         5,123(k)             *
  Director
  Argus Management
  207 Union Street
  South Natick, MA 01760

John Costa......................................................         4,116(j)             *
  Director
  Cardholder Management Services
  55 E. Ames Ct.
  Plainview, NY 11803
All directors and executive officers as a group (13 persons)....       687,078(l)          11.3%

---------------
 *  Less than one percent.

(a) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes general voting power and/or investment power with respect to securities. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of September 30, 1997 are deemed outstanding for computing the percentage of stock owned by a person holding such options but are not deemed outstanding for computing the percentage of stock owned by any other person. Except as otherwise specified below, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(b) Address: 789 Main Road, Stamford, VT 05352.

(c) Includes 194,892 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

(d) Includes 107,783 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

(e) Includes 39,407 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

(f) Includes 18,812 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

(g) Includes 9,181 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

(h) Includes 15,531 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

(i) Includes 7,263 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

(j) Includes 3,675 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

(k) Includes 5,123 shares of Common Stock issuable upon exercise of options. Such options are exercisable within 60 days.

(l) In addition to the shares of Common Stock and options to purchase Common Stock deemed to be beneficially owned by the directors and officers, as set forth above, includes options to purchase Common Stock held by the following executive officers in the following amounts: James Shippee -- 30,112 shares; and James Yearwood -- 9,645 shares. Such options are exercisable currently or within 60 days.

                              DESCRIPTION OF NOTES

GENERAL

     The Notes are to be issued under the Indenture, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following statements, unless the context otherwise requires, are summaries of the substance or general effect of certain provisions of the Indenture and are qualified in their entirety by reference to the Indenture. Unless otherwise defined herein, capitalized terms used in this Prospectus have the same meaning as defined in the Indenture.

     The Notes will be limited in aggregate principal amount to $51,750,000 (including Notes issuable upon exercise of the Underwriters' over-allotment option) and will be issued as fully-registered Notes only in integral multiples
of $1,000. The Notes will bear interest at the rate of   % per annum from and
after the date of delivery, and payments of interest will be made monthly in arrears beginning December 1, 1997 to Noteholders of record as of the close of business on the 15th day of the preceding month. At the option of the Company, interest may be paid by Company checks mailed to registered holders of the Notes.


     The Notes will mature on November 1, 2002 and payments of the principal of the Notes will be made at the main office of the Trustee in New York, New York. The Notes are also exchangeable and transferable at such office, without charge therefor, except for any tax or other governmental charge connected therewith. The Notes are direct unsecured obligations of the Company.


     The Company intends to furnish to holders of the Notes annual reports containing audited financial information.

NOTEHOLDERS' RIGHTS TO PREPAYMENT

     If requested by a Noteholder, the Company will prepay, during the period from the date of issuance through December 1, 1998, and thereafter in any subsequent twelve-month period ending December 1 (in either case, a "Prepayment Period") an aggregate maximum per Prepayment Period of 5% of the original aggregate principal amount of the Notes issued under the Indenture, subject to certain limitations. Any such prepayment shall be at a price of 100% of the principal amount plus accrued interest to the date of prepayment. In the case of deceased Noteholders (including tenants by the entirety, joint tenants and tenants in common) or beneficial owners, commencing immediately upon issuance of the Notes, such prepayment will take place within 60 days of the Trustee's receipt of a prepayment request from the personal representative or surviving tenant of any such deceased Noteholder or beneficial owner. In the case of other Noteholders, the prepayment of those Notes tendered on or prior to September 30 in any Prepayment Period will take place on the immediately succeeding December 1, commencing December 1, 1998.

     The Company is not obligated to prepay more than $25,000 of the Notes tendered by any single Noteholder or the personal representative or surviving tenant of a deceased Noteholder or beneficial owner in any Prepayment Period, except that in the case of Notes registered in the name of banks, trust companies or broker-dealers who are members of a national securities exchange or the National Association of Securities Dealers, Inc. ("Qualified Institutions"), the $25,000 limitation applies to each beneficial owner of Notes held by any Qualified Institution.

     A Note held in tenancy by the entirety, joint tenancy or tenancy in common will be deemed to be held by a single holder, and the death of a tenant by the entirety, joint tenant or tenant in common will be deemed the death of a holder. The death of a person who, during his lifetime, was entitled to substantially all of the beneficial ownership interest of a Note, will be deemed the death of a holder, regardless of the registered holder, if such beneficial interest can be established to the satisfaction of the Trustee. Such beneficial interest will be deemed to exist in typical cases of street name or nominee ownership, ownership by a custodian for the benefit of a minor under the Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife (including individual retirement accounts or Keogh plans maintained solely by or for the decedent, or by or for the decedent and spouse) and trusts and certain other arrangements whereby a person has substantially all of the beneficial ownership interests in the Notes during his lifetime. Beneficial interests shall include the power to sell, transfer or otherwise dispose of a Note and the right to receive the proceeds therefrom, as well as interest and principal payable with respect thereto. Prepayments to the personal representatives or surviving tenants of deceased Noteholders or beneficial owners on or prior to December 1 of any Prepayment Period will be subject to the aggregate limit applicable to such Prepayment Period of 5% of the original aggregate principal amount of the Notes issued under the Indenture.

     Except in the case of Qualified Institutions and the personal representative or surviving tenant of a deceased Noteholder, no particular form of request for prepayment or authority to request payment is necessary. However, in order for Notes to be validly tendered for prepayment, the Trustee must have received: (1) a written request for prepayment signed by the Noteholder or his authorized representative, (2) the Notes to be prepaid, and (3) in the case of a surviving tenant or personal representative of a deceased Noteholder or beneficial owner, appropriate evidence of death and such other additional documents as the Trustee shall require, including, but not limited to, inheritance or estate tax waivers and evidence of authority of the personal representative. Any Notes tendered or any request for prepayment may be withdrawn by written request received by the Trustee on or prior to the last day of September in the Prepayment Period or, in the case of Notes presented by reason of death of a Noteholder or beneficial owner, prior to the issuance of a check in payment thereof. Except in the case of a deceased Noteholder or beneficial owner, Notes not prepaid because they are not validly presented on or prior to the last day of September in a Prepayment Period or because of the foregoing dollar limitations, will be held for prepayment during the following Prepayment Period, subject to the $25,000 of 5% of original aggregate principal amount limitations, in order of receipt until prepaid, unless sooner withdrawn by the Noteholder. In the case of a deceased Noteholder or beneficial owner and the personal representative or surviving tenant of a deceased Noteholder, Notes tendered for prepayment in accordance with the preceding paragraph and not prepaid because of the $25,000 or 5% of original aggregate principal amount limitations, will be held for prepayment in order of receipt, subject to such $25,000 or 5% of original aggregate principal amount limitations, within 60 days following the commencement of the next succeeding Prepayment Period until paid, unless sooner withdrawn by the personal representative or surviving tenant of such deceased Noteholder or beneficial owner. Requests for prepayment covering Notes not paid will remain in effect unless withdrawn. A Noteholder who has tendered a Note for prepayment shall continue to receive all monthly interest payments prior to the date of prepayment.

     Notes tendered in the manner described in the preceding paragraph will be prepaid, up to the $25,000 per Noteholder or beneficial owner or 5% of original aggregate principal amount limitations, in the following order: (i) Notes tendered by the personal representative or surviving tenant of a deceased Noteholder or beneficial owner shall be prepaid first, and (ii) other Notes will be prepaid in the order of the Trustee's receipt of a written request for prepayment executed by the Noteholder or his duly authorized representative. Notes that are properly tendered but not prepaid during any Prepayment Period because of the $25,000 or 5% of original aggregate principal amount limitations will be held for prepayment in the next Prepayment Period in order of receipt (except in the case of a deceased Noteholder or beneficial owner, whose tenders will be given priority as discussed above) unless withdrawn by the Noteholder. If the $25,000 per holder limitation has been reached and the 5% aggregate limitation has not been reached, if Notes have been properly presented for payment on behalf of beneficial holders who are natural persons, each in an aggregate principal amount exceeding $25,000, the Company will redeem such Notes in order of their receipt (except Notes presented for payment in the event of death of a holder, which will be given priority in order of their receipt), up to the aggregate limitation of 5% notwithstanding the $25,000 limitation.

     In the case of Notes held by Qualified Institutions on behalf of beneficial owners, the $25,000 per Prepayment Period limitation shall apply to each such beneficial owner. Such Qualified Institutions in their request for prepayment on behalf of such a beneficial owner must submit evidence, satisfactory to the Trustee, that they hold Notes on behalf of such beneficial owner and that the aggregate requests for prepayment tendered by such Qualified Institution on behalf of such beneficial owner per Prepayment Period do not exceed $25,000.

     The Company's obligation to prepay Notes properly tendered for prepayment is not cumulative. Although the Company is obligated to prepay in any Prepayment Period up to 5% of the original aggregate principal amount of the Notes issued under the Indenture, it is not required to establish a sinking fund or otherwise set aside funds for that purpose, and the Company has no present intention of setting aside funds for prepayment of Notes prior to maturity. The Company intends to prepay Notes tendered out of its internally-generated funds or, if necessary, short-term or other long-term borrowings. The obligation to prepay the Notes, however, is an unsecured obligation of the Company.

     Nothing in the Indenture prohibits the Company from purchasing any Notes on the open market. However, the Company may not use any Notes purchased on the open market as a credit against amounts the Company is otherwise obligated under the Indenture to repay.

NOTEHOLDERS' RIGHTS TO PREPAYMENT AFTER FUNDAMENTAL STRUCTURAL CHANGE OR SIGNIFICANT SUBSIDIARY DISPOSITION

     In the event of any Fundamental Structural Change of the Company (as defined herein below) or a Significant Subsidiary Disposition (as defined herein below), each holder of Notes will have the right, at the holder's option and subject to the terms and conditions of the Indenture, to require the Company to purchase for cash all or any part (provided the principal amount of such part is $1,000 or an integral multiple thereof) of the holder's Notes on the date that is 75 days after the occurrence of the Fundamental Structural Change or Significant Subsidiary Disposition (the "Repurchase Date") at a price equal to 100% of the principal amount thereof plus accrued interest to the Repurchase Date, unless on or before the date that is 40 days after the occurrence of the Fundamental Structural Change or Significant Subsidiary Disposition, the Notes have received a rating of Baa3 or better by Moody's Investors Service, Inc., or BBB- or better by either Standard & Poor's Corporation or Duff & Phelps Credit Rating Co. Neither the Board of Directors of the Company nor the Trustee has the ability to waive the Company's obligation to redeem a holder's Notes upon request in the event of a Fundamental Structural Change or Significant Subsidiary Disposition. Exercise of this redemption option by a holder is irrevocable.

     If within 40 days after the Fundamental Structural Change or Significant Subsidiary Disposition the Notes have not received a rating as described in the immediately preceding paragraph, the Company is obligated to provide promptly, but in any event within three business days after expiration of such 40 day period, notice to the Trustee, who shall promptly (and in all events within five days after receipt of notice from the Company) notify all holders of the Notes, of the Fundamental Structural Change or Significant Subsidiary Disposition, which notice shall state, among other things (i) the availability of the redemption option, (ii) the date before which a holder must notify the Trustee of such holder's intention to exercise the redemption option (which date shall be no more than three business days prior to the Repurchase Date), and (iii) the procedure such holder must follow to exercise such right. To exercise this right, the holder must deliver to the Trustee on or before the close of business on the Repurchase Date, written notice of such holder's redemption election signed by such holder or its authorized representative and the Note or Notes to be redeemed free of liens or encumbrances.

     Under the Indenture, a "Fundamental Structural Change" in the Company is deemed to have occurred at such time as (i) the Company shall consolidate with or merge into any other corporation or partnership, or convey, transfer or lease all or substantially all of its assets to any person other than as part of a loan securitization or sale entered into in the ordinary course of business,
(ii) any person shall consolidate with or merge into the Company pursuant to a transaction in which at least a majority of the common stock of the Company then outstanding is changed or exchanged or in which the number of shares of common stock issued by the Company in the transaction to persons who were not stockholders of the Company immediately prior to such transaction is greater than the number of shares outstanding immediately prior to the transaction,
(iii) any person shall purchase or otherwise acquire in one or more transactions beneficial ownership of 50% or more of the common stock of the Company outstanding on the date immediately prior to the last purchase or other acquisition, (iv) the Company or any subsidiary shall purchase or otherwise acquire in one or more transactions during the twelve month period preceding the date of the last such purchase or other acquisition an aggregate of 25% or more of the common stock of the Company outstanding on the date immediately prior to the last such purchase or acquisition, or (v) the Company shall make a distribution of cash, property or securities to holders of common stock in their capacity as such (including by means of dividend, reclassification or recapitalization) which, together with all other distributions during such 12 month period preceding the date of such distribution, has an aggregate fair market value in excess of an amount equal to 25% of the fair market value of common stock of the Company outstanding on the date immediately prior to such distribution.

     Under the Indenture, a "Significant Subsidiary Disposition" shall be deemed to have occurred upon (i) the merger, consolidation, or conveyance or transfer of all or substantially all of the assets of a Significant Subsidiary, or (ii) the issuance, sale, transfer, assignment, pledge or other disposition of the capital stock of a Significant Subsidiary or securities convertible or exchangeable into shares of capital stock of such Significant Subsidiary. A Significant Subsidiary is any subsidiary of the Company the consolidated assets of which constitute 20% or more of the Company's consolidated assets. The Company does not currently have any Significant Subsidiaries.

     Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of conveyance, transfer or lease of less than all of the assets of the Company or a Significant Subsidiary to another person may be uncertain.

     Except as described above with respect to a Fundamental Structural Change or Significant Subsidiary Disposition, the Indenture does not contain any other provisions that permit the holders of the Notes to require that the Company repurchase the Notes in the event of a takeover or similar transaction. Moreover, a recapitalization of the Company or a transaction entered into by the Company with management or their affiliates would not necessarily be included within the definition of a "Fundamental Structural Change" or a "Significant Subsidiary Disposition." Accordingly, while such definitions cover a wide variety of arrangements which have traditionally been used to effect highly-leveraged transactions, the Indenture does not afford the holders of Notes protection in all circumstances from highly leveraged transactions, reorganizations, restructurings, mergers or similar transactions involving the Company and its Significant Subsidiaries that may adversely affect holders of Notes.

     The indentures pursuant to which the 1992 Notes, the 1993 Notes and the 1995 Notes in the aggregate principal amounts of $15,065,000, $17,570,000 and $18,400,000, respectively, were issued permit the holders thereof to require the Company to repurchase such 1992 Notes, 1993 Notes and 1995 Notes upon the occurrence of events which are substantially identical to those described in the definitions of "Fundamental Structural Change" and "Significant Subsidiary Disposition" above. The 1992 Notes, 1993 Notes and 1995 Notes rank on a parity with the Notes. No assurance can be given that if a Fundamental Structural Change or Significant Subsidiary Disposition were to occur, there would be sufficient funds available to the Company to pay the amounts outstanding under the Notes, the 1992 Notes, the 1993 Notes, the 1995 Notes and any other instruments or facilities then outstanding which are senior to or on a parity with the Notes.

     The Fundamental Structural Change purchase feature of the Notes may, in certain circumstances, make more difficult or discourage a takeover of the Company and thus removal of incumbent management. The Fundamental Structural Change purchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company or part of a plan by management to adopt a series of anti-takeover provisions. Rather, the terms of the Fundamental Structural Change purchase feature is a result of negotiations between the Company and the Underwriters.

     To the extent that the right of redemption by a holder in the event of a Fundamental Structural Change constitutes a tender offer under Section 14(e) of the Exchange Act and the rules thereunder, the Company will comply with all applicable tender offer rules.

OPTIONAL REDEMPTION BY THE COMPANY


     Beginning November 1, 1999, the Company shall have the option to redeem, upon not less than 30 and not more than 60 days' notice, all or any portion of the Notes.

     If the Company redeems the Notes prior to maturity, it will pay in cash a redemption price equal to the following percentages of the principal amount of the Notes redeemed, plus interest to the date fixed for redemption:


        IF REDEEMED DURING                                                  REDEMPTION
        THE 12 MONTHS BEGINNING                                               PRICE
        --------------------------                                          ----------
        November 1, 1999..................................................    103.0 %
        November 1, 2000..................................................    101.5 %
        November 1, 2001 and thereafter...................................    100.0 %


     If less than all the Notes are redeemed, the particular Notes to be redeemed will be selected by lot by the Trustee. Notice of redemption will be mailed to each holder of Notes to be redeemed at the address appearing in the registry books for the Notes maintained by the Company.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The following will be Events of Default: (a) default in the payment of principal, or premium, if any, when due; (b) default in the payment of any interest when due, continued for five days; (c) default in the meeting of any redemption payment when due, continued for five days; (d) default in the performance of any other covenant or warranty of the Company, continued for 30 days (or, in certain circumstances, 60 days) after written notice to the Company by the Trustee or to the Company and the Trustee by the holders of 10% in principal amount of the outstanding Notes; (e) any default by the Company under the terms of any instrument under which Indebtedness in an aggregate principal amount in excess of $1,000,000 outstanding is accelerated and such acceleration is not rescinded or annulled within 10 days after written notice to the Company from the Trustee or to the Trustee and the Company from the holders of not less than 25% in principal amount of the outstanding Notes; or (f) certain events of bankruptcy, insolvency or reorganization. If any Event of Default shall occur and be continuing, the Trustee or the holders of not less than 25% in principal amount of outstanding Notes may declare the Notes immediately due and payable.


     The Company is required to deliver quarterly to the Trustee an officers' certificate as to the absence or existence of any default in the performance of any covenant contained in the Indenture during the preceding quarter and is also required to provide the Trustee notice within ten business days after the Company knew or should have known of a default under the Indenture or any other Indebtedness of the Company.


     The Indenture provides that the Trustee will, within 60 days after obtaining notice of the occurrence of a default, give the holders of Notes (and to certain other persons and former noteholders) notice of all uncured defaults known to it; but, except in the case of a default in the payment of principal, or premium, if any, or interest on any of the Notes, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of such holders.

     The holders of a majority of the aggregate principal amount of outstanding Notes may on behalf of the holders of all Notes waive certain past defaults, not including a default in payment of principal, or premium, if any, or interest on any Note.

RESTRICTIONS ON ADDITIONAL INDEBTEDNESS

     In the Indenture, the Company has covenanted that on each of June 30, December 31 and any day on which the Company directly or indirectly incurs any Indebtedness (as defined in the Indenture), the Company will maintain a Ratio equal to or in excess of 2:1. The term "Ratio" means the ratio of (A) the Company's earnings before deduction of taxes, depreciation, amortization and interest expense (but after deduction for any extraordinary item) for the twelve month period immediately preceding the date such Ratio is calculated (as shown by a pro forma consolidated income statement of the Company) to (B) the aggregate dollar amount of interest paid by the Company on the Notes and all other Indebtedness of the Company or its subsidiaries during such twelve month period, in each case, after giving effect to the incurrence of such Indebtedness and, if applicable, the application of the proceeds therefrom. The Company is required to deliver to the Trustee, within 30 days after each June 30 and December 31, and each incurrence of Indebtedness, an officer's certificate containing appropriate calculations of the Ratio and the compliance of the Company with this covenant. At June 30, 1997, the Company's Ratio was 2.88.


LIQUIDITY MAINTENANCE REQUIREMENT

     The Company is not required to establish a sinking fund for the purpose of redeeming the Notes. The Company has, however, covenanted to maintain on or before ten days prior to and until the next Interest Payment Date, Permitted Investments the fair market value of which is equal to or in excess of the product of the aggregate amount of interest payable with respect to the Notes for the next succeeding Interest Payment Date multiplied by three. The Company is required to deliver to the Trustee, within 30 days after the end of each fiscal quarter, an officer's certificate as to compliance with this covenant.

LIMITATION ON DIVIDENDS AND OTHER PAYMENTS


     The Company has agreed pursuant to the Indenture that it will not make, pay or declare any of the following (each a "Restricted Payment"): (i) any dividend or other distribution of property or assets other than dividends paid solely in the Company's stock, (ii) a repayment or defeasance of any indebtedness which is subordinate to the Notes (except, so long as the Notes are not in default, scheduled payments of principal and interest thereon), (iii) an exchange of equity for debt issued subsequent to October 31, 1997, or (iv) any stock repurchase, unless such Restricted Payment is less than the sum of (A) $2,000,000 plus (B) 45% of the Company's and its subsidiaries' cumulative net income earned during the period commencing October 31, 1997 and ending on the date of such Restricted Payment, plus (C) the cumulative cash and non-cash proceeds to the Company of all public or private equity offerings during such time. In addition, the Company is prohibited by the Indenture from making any Restricted Payment if, by so doing, the Company will be in violation of any other provisions of the Indenture or any other loan agreement or indenture to which the Company is a party.


MERGER, CONSOLIDATION OR SALE OF ASSETS; SUCCESSOR CORPORATION

     The Company has covenanted that it will not merge or consolidate with, or sell all or substantially all of its assets to, any person, firm or corporation unless the Company is the continuing corporation in such transaction and, immediately thereafter, is not in default under the Indenture or, if it is not the continuing corporation, the successor corporation expressly assumes the Company's obligations under the Indenture and, immediately after such transaction, the successor corporation is not in default under the Indenture. Any successor corporation shall succeed to and be substituted for the Company as if such successor corporation has been named as the Company in the Indenture.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of 66 2/3% in principal amount of outstanding Notes, provided that no such modification or amendment may (i) reduce the principal amount of or interest on any Note or change the stated maturity of the principal or the interest payment dates or change the currency in which the Notes are to be paid, without the consent of each holder of any Note affected thereby, or (ii) reduce the percentage of holders of Notes necessary to modify or alter the Indenture, without the consent of the holders of all Notes then outstanding.

THE TRUSTEE

     The Bank of New York is the Trustee under the Indenture. Its mailing address is 101 Barclay Street, New York, NY 10286.

     The Indenture contains a provision pursuant to which the Company will indemnify the Trustee against any and all losses or liabilities incurred by the Trustee in connection with its execution and performance of the Indenture; provided, however, that such indemnification will not extend to losses resulting from a breach of the Trustee's duties under the Indenture. The Indenture provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee, subject to certain limitations set forth in the Indenture. The Trustee is not required to take any action at the direction of the holders of the Notes unless such holders have provided the Trustee with a reasonable indemnity.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     Set forth below is a discussion of certain federal income tax consequences to persons purchasing the Notes. The discussion relates only to the material federal income tax consequences regarding the purchase of the Notes and is not necessarily inclusive of all matters which may be of interest to an individual investor. EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH INVESTOR AND NOT COMMON TO INVESTORS AS A WHOLE, AND ALSO AS TO ANY ESTATE, GIFT, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES REGARDING HOLDING AND DISPOSING OF THE NOTES.

SALE OR REDEMPTION

     The difference between the holder's tax basis in a Note and the amount realized upon the sale of a Note that is held as a capital asset (including the redemption of such a Note or the payment of its principal amount at maturity), will be recognized as capital gain or loss.

MARKET DISCOUNT

     Prospective purchasers of the Notes should be aware that a holder's sale of the Notes may be affected by the "market discount" rules of the Code. If a Note is purchased by a subsequent holder for less than the original issue price, the Note will have been acquired at a "market discount" (except that the "market discount" will be considered to be zero if it is less than 0.25% of stated redemption price of the Notes multiplied by the number of complete years to maturity from the date of the subsequent purchase). Upon the later disposition of a Note (including payment by the issuer at or before maturity) acquired at a "market discount," the holder must treat any gain, to the extent of the accrued "market discount," as ordinary income. "Market discount" will accrue ratably from the date following the date the holder acquired the Note to the date of its maturity. The holder may elect, however, to accrue "market discount" at a constant interest rate in lieu of ratable accrual, which will result in smaller accruals of "market discount" in the earlier years and larger accruals in the later years.

     Under the "market discount" rules, a portion of the deduction for interest expense on indebtedness incurred or continued to purchase or carry the Notes may have to be deferred to the extent of any "market discount" accruing on the Notes. A holder may avoid such a deferral of interest expense deductions, however, if the holder elects to include "market discount" on all "market discount" instruments held by such holder in income as it accrues, rather than when the instruments are sold or redeemed.

BACKUP WITHHOLDING


     The Company is required to comply with information reporting requirements imposed by the Code and will be required to withhold 31% of the interest payable to holders of the Notes who are subject to the backup withholding rules and who
(i) fail to provide to the Company their correct taxpayer identification number under penalty of perjury, (ii) fail to comply with federal income tax reporting obligations, or (iii) under certain circumstances, fail to provide the Company with a certified statement, under penalty of perjury, that the holder is not subject to backup withholding. The certification required by (iii) above should include a certified statement, under penalties of perjury, that (a) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding due to under reporting of dividends or interest, and (b) the taxpayer identification number provided to the Company is the holder's correct number. Any amounts so withheld from payments on the Notes will be paid over to the Internal Revenue Service and will be allowed as a credit against the Noteholder's federal income tax.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the Underwriters named below have agreed, severally, to purchase from the Company the principal amount of Notes set forth below opposite their respective names.

                                                                             AMOUNT
                              NAME OF UNDERWRITERS                          OF NOTES
        -----------------------------------------------------------------  ----------
        McDonald & Company Securities, Inc...............................  $
        J.C. Bradford & Co. Inc..........................................
        Tucker Anthony Incorporated......................................
                                                                           -----------
                  Total..................................................  $
                                                                           ===========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions therein set forth, to purchase all the principal amount of Notes offered hereby if any of such Notes are purchased.

     The Company has granted to the Underwriters an option, exercisable during the 30 days after the date of this Prospectus, to purchase up to $6,750,000 in aggregate principal amount of the Notes at the Price to Public set forth on the cover page hereof less an underwriting discount. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of Notes offered hereby.

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such a price less a concession not in excess of % of the principal amount. The Underwriters may
allow and such dealers may reallow a concession not in excess of   % of the
principal amount to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The offering of the Notes is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of Notes.


     There is no public market for the Notes, and the Company does not intend to apply for listing of the Notes on the Nasdaq stock market or any Securities exchange. The Company has been advised by the Underwriters that, following the public offering of the Notes, the Underwriters presently intend to make a market in the Notes; however, the Underwriters are not obligated to do so, and any market-making activity with respect to the Notes may be discontinued at any time without notice. There can be no assurances as to the liquidity of the public market for the Notes or that an active public market for the Notes will develop. If an active market does not develop, the market price and liquidity of the Notes may be adversely affected.


     The Underwriting Agreement provides that the Company will indemnify the Underwriters, and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

                                 LEGAL MATTERS

     Hutchins, Wheeler & Dittmar, A Professional Corporation, 101 Federal Street, Boston, Massachusetts, will render an opinion on the legality of the Notes being offered hereby. Bass, Berry & Sims, 2700 First American Center, Nashville, Tennessee, will pass upon certain legal matters for the Underwriters. James Westra, a shareholder of Hutchins, Wheeler & Dittmar, is a Director of the Company. Mr. Westra owns 1,735 shares of the Company's Common Stock, and has options to acquire another 5,512 shares.

                                    EXPERTS

     The consolidated financial statements of Litchfield Financial Corporation incorporated by reference in Litchfield Financial Corporation's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 (herein, with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto, certain portions having been omitted pursuant to the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract or other document are not necessarily complete; with respect to each such contract or other document filed with the Commission as an exhibit to the Registration Statement, or incorporated by reference to exhibits previously filed, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048 and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison, Room 3190, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Company's Common Stock is listed on The Nasdaq Stock Market's National Market, and such reports, proxy statements and other information can also be inspected at the Offices of Nasdaq Operations, 1735 K Street, N.W., Washington D.C. 20006.

     No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. The delivery of this Prospectus at any time shall not under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Report of Independent Auditors.........................................................  F-2
Financial Statements at December 31, 1996
  Consolidated Balance Sheets..........................................................  F-3
  Consolidated Statements of Income....................................................  F-4
  Consolidated Statements of Stockholders' Equity......................................  F-5
  Consolidated Statements of Cash Flows................................................  F-6
  Notes to Consolidated Financial Statements...........................................  F-7
Financial Statements at June 30, 1997
  Consolidated Balance Sheets.......................................................... F-20
  Consolidated Statements of Income.................................................... F-21
  Consolidated Statements of Stockholders' Equity...................................... F-23
  Consolidated Statements of Cash Flows................................................ F-24
  Notes to Consolidated Financial Statements........................................... F-25

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
LITCHFIELD FINANCIAL CORPORATION

     We have audited the accompanying consolidated balance sheets of Litchfield Financial Corporation as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Litchfield Financial Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP
Boston, Massachusetts
January 31, 1997

                        LITCHFIELD FINANCIAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                          DECEMBER 31,
                                                                  -----------------------------
                                                                      1996             1995
                                                                  ------------     ------------
                                            ASSETS
Cash and cash equivalents.......................................  $  5,557,000     $ 18,508,000
Restricted cash.................................................    18,923,000       16,345,000
Loans held for sale, net of allowance for loan losses of
  $817,000 and $1,100,000 in 1996 and 1995, respectively........    12,260,000       14,380,000
Loans held for investment, net of allowance for loan losses of
  $1,200,000 and $413,000 in 1996 and 1995, respectively........    79,996,000       33,613,000
Subordinated pass-through certificates held to maturity, net of allowance for loan losses of $1,400,000 and $1,270,000 in 1996
  and 1995, respectively........................................    18,004,000       13,468,000
Excess servicing asset..........................................    12,019,000       10,058,000
Other...........................................................     7,041,000        7,019,000
                                                                  ------------     ------------
          Total assets..........................................  $153,800,000     $113,391,000
                                                                  ============     ============

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Lines of credit...............................................  $ 36,299,000     $         --
  Term note payable.............................................     7,428,000        9,836,000
  Accounts payable and accrued liabilities......................     3,811,000        4,442,000
  Dealer/developer reserves.....................................    10,628,000        9,644,000
  Allowance for loans sold......................................     1,111,000          932,000
  Deferred income taxes.........................................     5,080,000        3,740,000
                                                                  ------------     ------------
                                                                    64,357,000       28,594,000
                                                                  ------------     ------------
  10% Notes due 2002............................................    12,785,000       12,888,000
  8 7/8% Notes due 2003.........................................    15,930,000       16,113,000
  10% Notes due 2004............................................    18,280,000       18,400,000
                                                                  ------------     ------------
                                                                    46,995,000       47,401,000
                                                                  ------------     ------------
Stockholders' equity:
  Preferred stock, $.01 par value; authorized 1,000,000 shares,
     none issued and outstanding................................            --               --
  Common stock, $.01 par value; authorized 8,000,000 shares,
     5,444,399 shares issued and outstanding in 1996; 5,223,715
     shares issued and 5,174,715 shares outstanding in 1995.....        54,000           52,000
  Additional paid in capital....................................    34,633,000       31,873,000
  Retained earnings.............................................     7,761,000        6,065,000
  Less 49,000 common shares held in treasury, at cost, in
     1995.......................................................            --         (594,000)
                                                                  ------------     ------------
          Total stockholders' equity............................    42,448,000       37,396,000
                                                                  ------------     ------------
          Total liabilities and stockholders' equity............  $153,800,000     $113,391,000
                                                                  ============     ============

          See accompanying notes to consolidated financial statements.

                        LITCHFIELD FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                YEAR ENDED DECEMBER 31,
                                                      -------------------------------------------
                                                         1996            1995            1994
                                                      -----------     -----------     -----------
Revenues:
  Interest and fees on loans........................  $15,396,000     $11,392,000     $ 5,669,000
  Gain on sale of loans.............................    7,331,000       5,161,000       4,847,000
  Servicing and other fee income....................    1,456,000         908,000         459,000
                                                      -----------     -----------     -----------
                                                       24,183,000      17,461,000      10,975,000
                                                      -----------     -----------     -----------
Expenses:
  Interest expense..................................    7,197,000       6,138,000       3,158,000
  Salaries and employee benefits....................    3,233,000       2,798,000       1,776,000
  Other operating expenses..........................    3,225,000       2,120,000       1,164,000
  Provision for loan losses.........................    1,954,000         890,000         559,000
                                                      -----------     -----------     -----------
                                                       15,609,000      11,946,000       6,657,000
                                                      -----------     -----------     -----------
Income before income taxes and extraordinary item...    8,574,000       5,515,000       4,318,000
Provision for income taxes..........................    3,301,000       2,066,000       1,619,000
Income before extraordinary item....................    5,273,000       3,449,000       2,699,000
Extraordinary item (net of applicable tax benefit of
  $76,0000).........................................           --              --        (126,000)
                                                      -----------     -----------     -----------
Net income..........................................  $ 5,273,000     $ 3,449,000     $ 2,573,000
                                                      ===========     ===========     ===========
Primary per common share amounts:
  Income before extraordinary item..................  $       .93     $       .76     $       .63
  Extraordinary item................................           --              --            (.03)
                                                      -----------     -----------     -----------
  Net income........................................  $       .93     $       .76     $       .60
                                                      ===========     ===========     ===========
Primary weighted average number of shares...........    5,674,264       4,522,983       4,280,006
Fully-diluted per common share amounts:
  Income before extraordinary item..................  $       .92     $       .76     $       .63
  Extraordinary item................................           --              --            (.03)
                                                      -----------     -----------     -----------
  Net income........................................  $       .92     $       .76     $       .60
                                                      ===========     ===========     ===========
Fully-diluted weighted average number of shares.....    5,736,467       4,543,009       4,280,006

          See accompanying notes to consolidated financial statements.

                        LITCHFIELD FINANCIAL CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                              ADDITIONAL
                                   COMMON       PAID IN       RETAINED      TREASURY
                                    STOCK       CAPITAL       EARNINGS        STOCK         TOTAL
                                   -------    -----------    -----------    ---------    -----------
Balance, December 31, 1993.......  $36,000    $ 9,662,000    $ 5,024,000    $      --    $14,722,000
  Issuance of 178,313 shares in
     connection with 5% stock
     dividend....................    2,000      2,183,000     (2,185,000)          --             --
  Issuance of 12,995 shares......       --         23,000             --           --         23,000
  Repurchase of 49,100 shares....       --             --             --     (595,000)      (595,000)
  Dividends ($.03 per share).....       --             --       (113,000)          --       (113,000)
  Net income.....................       --             --      2,573,000           --      2,573,000
                                   -------    -----------    -----------    ---------    -----------
Balance, December 31, 1994.......   38,000     11,868,000      5,299,000     (595,000)    16,610,000
  Issuance of 186,819 shares in
     connection with 5% stock
     dividend....................    2,000      2,473,000     (2,475,000)          --             --
  Issuance of 1,282,551 shares
     (including reissuance of 100
     shares held in treasury)....   12,000     17,532,000             --        1,000     17,545,000
  Dividends ($.04 per share).....       --             --       (208,000)          --       (208,000)
  Net income.....................       --             --      3,449,000           --      3,449,000
                                   -------    -----------    -----------    ---------    -----------
Balance, December 31, 1995.......   52,000     31,873,000      6,065,000     (594,000)    37,396,000
  Issuance of 259,124 shares in
     connection with 5% stock
     dividend....................    3,000      3,301,000     (3,304,000)          --             --
  Issuance of 10,560 shares
     (including reissuance of ten
     shares held in treasury)....       --         52,000             --           --         52,000
  Retirement of 48,990 shares
     held in treasury............   (1,000)      (593,000)            --      594,000             --
  Dividends ($.05 per share).....       --             --       (273,000)          --       (273,000)
  Net income.....................       --             --      5,273,000           --      5,273,000
                                   -------    -----------    -----------    ---------    -----------
Balance, December 31, 1996.......  $54,000    $34,633,000    $ 7,761,000    $      --    $42,448,000
                                   =======    ===========    ===========    =========    ===========

          See accompanying notes to consolidated financial statements.

                         LITCHFIELD FINANCIAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------
                                                                  1996             1995            1994
                                                              ------------     ------------     -----------
Cash flows from operating activities:
  Net income................................................  $  5,273,000     $  3,449,000     $ 2,573,000
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Gain on sale of loans...................................    (7,331,000)      (5,161,000)     (4,847,000)
    Loss on retirement of 10% Notes due 2002................            --               --          88,000
    Amortization and depreciation...........................       520,000          511,000         490,000
    Amortization of excess servicing asset..................     3,444,000        2,267,000       1,996,000
    Provision for loan losses...............................     1,954,000          890,000         559,000
    Provision for deferred income taxes.....................     1,340,000        1,209,000       1,101,000
    Net changes in operating assets and liabilities:
      Restricted cash.......................................    (2,578,000)      (4,957,000)     (6,791,000)
      Loans held for sale...................................      (532,000)     (11,978,000)      2,220,000
      Dealer/developer reserves.............................       984,000        3,069,000       1,649,000
      Net change in other assets and liabilities............    (2,701,000)         881,000      (3,549,000)
                                                              ------------     ------------     -----------
    Net cash provided by (used in) operating activities.....       373,000       (9,820,000)     (4,511,000)
                                                              ------------     ------------     -----------
Cash flows from investing activities:
  Purchase of investments held to maturity..................            --       (5,595,000)     (2,011,000)
  Redemption of investments held to maturity................       118,000        9,232,000       7,890,000
  Net originations and principal payments on loans held for
    investment..............................................   (47,170,000)     (18,022,000)     (7,051,000)
  Sale of loans originally held for investment..............            --               --       1,011,000
  Collections on subordinated pass-through certificates.....       590,000               --              --
  Capital expenditures and other assets.....................      (126,000)      (1,676,000)     (1,697,000)
                                                              ------------     ------------     -----------
    Net cash used in investing activities...................   (46,588,000)     (16,061,000)     (1,858,000)
                                                              ------------     ------------     -----------
Cash flows from financing activities:
  Net borrowings (repayments) on lines of credit............    36,299,000       (5,823,000)      5,823,000
  Proceeds from issuance of long-term notes.................            --       18,400,000              --
  Redemption of long-term notes.............................      (406,000)        (895,000)     (2,406,000)
  Proceeds from term note...................................            --       12,500,000              --
  Payments of term note.....................................    (2,408,000)      (2,664,000)             --
  Net proceeds from issuance of common stock................        52,000       17,544,000          23,000
  Reissuance (purchase) of treasury stock...................            --            1,000        (595,000)
  Dividends paid............................................      (273,000)        (208,000)       (113,000)
                                                              ------------     ------------     -----------
    Net cash provided by financing activities...............    33,264,000       38,855,000       2,732,000
                                                              ------------     ------------     -----------
Net (decrease) increase in cash and cash equivalents........   (12,951,000)      12,974,000      (3,637,000)
Cash and cash equivalents, beginning of period..............    18,508,000        5,534,000       9,171,000
                                                              ------------     ------------     -----------
Cash and cash equivalents, end of period....................  $  5,557,000     $ 18,508,000     $ 5,534,000
                                                              ============     ============     ===========
Supplemental Schedule of Noncash Financing and Investing
  Activities:
  Exchange of loans for subordinated pass-through
    certificates............................................  $  3,540,000     $  8,842,000     $        --
                                                              ============     ============     ===========
  Exchange of loans for investments held to maturity........  $         --     $    358,000     $        --
                                                              ============     ============     ===========
  Transfers from loans to real estate acquired through
    foreclosure.............................................  $  1,654,000     $  1,991,000     $   843,000
                                                              ============     ============     ===========
Supplemental Cash Flow Information:
  Interest paid.............................................  $  6,674,000     $  5,766,000     $ 2,972,000
                                                              ============     ============     ===========
  Income taxes paid.........................................  $  1,411,000     $  1,151,000     $   448,000
                                                              ============     ============     ===========

          See accompanying notes to consolidated financial statements.

                        LITCHFIELD FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business

     Litchfield Financial Corporation (the "Company") is a specialty consumer finance company which provides financing for the purchase of rural and vacation properties ("Land Loans") and financing of vacation ownership interests ("VOI Loans"), popularly known as timeshare interests. In addition, the Company makes loans to rural land dealers and resort developers secured by consumer receivables and other secured loans (collectively, "Dealer/Other Loans".)

  Basis of Presentation

     The consolidated financial statements include the accounts of Litchfield Financial Corporation and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Interest income

     Interest income from loans and subordinated pass-through certificates held to maturity is recognized using the interest method. Accrual of interest is suspended when collection is doubtful and, in any event, when a loan is contractually delinquent for ninety days and it is determined that amounts cannot be recovered from dealer/developer reserves or guarantees. The accrual is resumed when the loan becomes contractually current as to principal and interest and past-due interest is recognized at that time.

  Gain on sale of loans

     Loans are typically sold to investors with the Company retaining a participation in cash flows derived from the loans sold. Gain on sales of loans are recorded on the settlement date based upon the difference between the selling price and the carrying value of the loans sold using the specific identification method. The gain is increased by the present value of the differential between the interest to be collected from the borrower and the interest to be passed on to the purchaser of the loan during the estimated average life of the loans, less fees for normal servicing of the loans (referred to as excess servicing asset). The excess servicing asset is calculated using prepayment, default, and interest rate assumptions prevalent in the marketplace at the time of sale for similar instruments. The Company provides an allowance for expected losses under the recourse provisions at the time of the loan sale. The excess servicing asset is amortized over the estimated life of the loans using the interest method. Because a significant portion of the Company's revenues is comprised of gains realized upon sales of loans, the timing of such sales has a significant effect on the Company's results of operations.

     On a quarterly basis, the Company assesses the carrying value of the excess servicing asset by comparing actual versus assumed prepayment rates on a disaggregated basis reflecting factors such as origination dates of the loans and the types of loans. The Company will adjust the carrying value of the excess servicing asset for any unfavorable changes.

  Loans

     Loans held for sale are carried at the lower of aggregate cost or market value. Market value is determined by outstanding commitments from investors or current investor yield requirements.

                        LITCHFIELD FINANCIAL CORPORATION

  Provisions for loan losses and impairment of loans

     Provisions for loan losses are charged to income in amounts sufficient to maintain the allowances at levels considered adequate to cover anticipated losses on outstanding loans, including loans sold and subordinated pass-through certificates. Management evaluates allowance requirements on a quarterly basis by examining current delinquencies, historical loan losses, the value of the underlying collateral and general economic conditions and trends. Management also evaluates the availability of dealer/developer reserves to absorb loan losses. The Company determines those loans that are uncollectible based upon detailed review of all loans and any charge-offs are charged to the allowance for loan losses.

     Land Loans and VOI Loans which consist of large groups of smaller balance loans are evaluated collectively for impairment and are stated at the lower of cost or fair value.

     Dealer/Other Loans are evaluated individually for impairment based on the factors described above. No such loans were impaired at December 31, 1996 or 1995.

  Loan origination fees and related costs

     The Company defers the excess of loan origination fees over related direct costs and recognizes such amount as interest income over the estimated life of the related loans using the interest method.

  Real estate acquired through foreclosure

     Real estate acquired through foreclosure is carried at the lower of fair value less estimated costs to sell or cost. On a quarterly basis, the Company evaluates the carrying value of the real estate and establishes a valuation allowance if the fair value of the asset less the estimated costs to sell the asset is less than the carrying value of the asset. Subsequent increases in the fair market value less the estimated cost to sell the asset would reduce the valuation allowance, but not below zero. There was no such valuation allowance at December 31, 1996 or 1995. Other real estate owned of $1,775,000 and $1,288,000 is included in other assets at December 31, 1996 and 1995, respectively.

  Dealer/developer reserves

     As part of the Company's financing of loans through dealer/developers, the Company retains a portion of the proceeds from the purchased loans as a reserve to offset potential losses on those loans. The Company negotiates the amount of reserves with the dealer/developers based upon various criteria, including the credit risk associated with the dealer/developer and the loans being purchased. The Company generally returns any excess reserves to the dealer/developer on a quarterly basis as the related loans are repaid by borrowers.

  Income taxes

     The Company uses the liability method of accounting for income taxes in its financial statements.

  Net income per common share

     Primary and fully diluted earnings per share were computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding for each period.

  Cash and cash equivalents

     The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

  Restricted cash

     Restricted cash and cash equivalents represent accounts established as credit enhancements for certain loan sales and escrow deposits held for customers.

                        LITCHFIELD FINANCIAL CORPORATION

  Investments held to maturity and Subordinated pass-through certificates held to maturity

     Management determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held to maturity when the Company has the intent and ability to hold the investments to maturity. Investments held to maturity are carried at amortized cost and are included in other assets.

     The Company classifies its subordinated pass-through certificates as held to maturity based on its ability and expressed intent to hold the certificates of maturity. Historically, the Company has not sold its subordinated pass-through certificates and cannot sell such certificates without the consent of the senior certificate holders. In addition, the Company has pledged certain pass-through certificates as collateral for certain liabilities and cannot sell such certificates without the further consent of the lenders.

     Subordinated pass-through certificates held to maturity are carried at amortized cost less an allowance for loan losses. On a quarterly basis, the Company assesses the carrying value of the subordinated pass-through certificates for impairment. The Company considers the affect of changes in prepayment, default and interest rates on the cash flows underlying the subordinated pass-through certificates. The Company will adjust the carrying value for any impairment of carrying value that it considers to be other than-temporary.

  Deferred debt issuance costs

     Deferred debt issuance costs are amortized over the life of the related debt. The unamortized balance of $1,820,000 and $2,211,000 is included in other assets at December 31, 1996 and 1995, respectively. The amount of the accumulated amortization was $1,051,000 and $675,000 at December 31, 1996 and 1995 respectively.

  Mortgage servicing rights

     In May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 122 "Accounting for Mortgage Servicing Rights, an Amendment of FASB Statement No. 65." The Company adopted the provisions of the standard in 1996. The standard requires the Company to allocate the cost of purchasing or originating mortgage loans to the mortgage servicing rights and the loans (without the servicing rights) based on their relative fair values if the Company sells or securitizes the loans and retains the servicing rights. Any cost allocated to mortgage servicing rights is recognized as a separate asset. Mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income and are evaluated for impairment based on their fair value.

     In the absence of fair market values for the servicing of Land and VOI Loans, the Company uses fair values derived from cash flows to estimate fair value. Such estimates consider assumptions about prepayments, defaults and interest rates consistent with those used in the Company's gain on sale of loan models described above.

     Because estimated future cash flows from servicing approximate the cost of servicing the related Land and VOI Loans, the Company did not allocate any cost to mortgage servicing rights in 1996.

  Reclassification

     Certain amounts in the 1994 and 1995 financial statements have been reclassified to conform to the 1996 presentation.

  New accounting standards

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In general, the provisions of this standard are effective for financial statements for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and shall be

                        LITCHFIELD FINANCIAL CORPORATION
applied prospectively. In future periods, the Company's excess servicing asset will be reclassified as interest only strips and will be accounted for under the provisions of the Statement of Financial Accounting Standards No. 115 "Accounting For Certain Investments in Debt and Equity Securities."

2. INVESTMENTS HELD TO MATURITY AND SUBORDINATED PASS-THROUGH CERTIFICATES HELD TO MATURITY

     The following is a summary of investments and subordinated pass-through certificates held to maturity:

                                                            GROSS UNREALIZED
                                                          --------------------
    DECEMBER 31, 1996                        COST          GAINS       LOSSES      FAIR VALUE
    -----------------                     -----------     --------     -------     -----------
    Mortgage-backed securities..........  $   142,000     $     --     $    --     $   142,000
    Subordinated pass-through
      certificates......................   18,004,000      185,000          --      18,189,000
                                          -----------     --------     -------     -----------
              Total debt securities.....  $18,146,000     $185,000     $    --     $18,331,000
                                          ===========     ========     =======     ===========

                                                            GROSS UNREALIZED
                                                          --------------------
    DECEMBER 31, 1995                        COST          GAINS       LOSSES      FAIR VALUE
    -----------------                     -----------     --------     -------     -----------
    Mortgage-backed securities..........  $   260,000     $     --     $    --     $   260,000
    Subordinated pass-through
      certificates......................   13,468,000       15,000          --      13,483,000
                                          -----------     --------     -------     -----------
              Total debt securities.....  $13,728,000     $ 15,000     $    --     $13,743,000
                                          ===========     ========     =======     ===========

     The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties. Mortgage-backed securities are included in other assets.

                                                             ESTIMATED
                                                               COST         FAIR VALUE
                                                            -----------     -----------
        Due in one year or less...........................  $        --     $        --
        Due after one year through five years.............   18,146,000      18,331,000
                                                            -----------     -----------
                  Total debt securities...................  $18,146,000     $18,331,000
                                                            ===========     ===========

     In 1990, the Company began privately placing issues of pass-through certificates evidencing an undivided beneficial ownership interest in pools of loans held by a trust. The principal and part of the interest payments on the loans transferred to the trust are collected by the Company, as the servicer of the loan pool, remitted to the trust for the benefit of the investors, and then distributed by the trust to the investors in the pass-through certificates.

     In certain of the Company's issues of pass-through certificates, credit enhancement was achieved by dividing the issue into a senior portion which was sold to the investors and a subordinated portion which was retained by the Company. The Company had investments in pass-through certificates of $18,004,000 and $13,468,000 at December 31, 1996 and 1995, respectively. In certain other of the Company's private placements, credit enhancement was achieved through cash collateral. The Company had $18,647,000 and $16,179,000 of restricted cash at December 31, 1996 and 1995 representing credit enhancements.

     If borrowers default in the payment of principal or interest on the loans underlying these issues of pass-through certificates, losses would be absorbed first by the subordinated portion or cash collateral retained by the Company and might, therefore, have to be charged against the allowance for the loan losses to the extent dealer/developer guarantees and reserves are not available.

                        LITCHFIELD FINANCIAL CORPORATION

3.  LOANS

     Loans at December 31, 1996 and 1995 consisted of the following:

                                                           DECEMBER 31,
                                                    ---------------------------
        LOANS HELD FOR SALE                            1996            1995
        -------------------                         -----------     -----------
        Land......................................  $11,833,000     $ 9,125,000
        VOI.......................................    2,194,000       7,546,000
        Discount, net of accretion................     (950,000)     (1,191,000)
        Allowance for loan losses.................     (817,000)     (1,100,000)
                                                    -----------     -----------
        Loans, net................................  $12,260,000     $14,380,000
                                                    ===========     ===========

                                                           DECEMBER 31,
                                                    ---------------------------
        LOANS HELD FOR INVESTMENT                      1996            1995
        -------------------------                   -----------     -----------
        Land......................................  $ 1,861,000     $ 1,429,000
        VOI.......................................    1,313,000       3,698,000
        Dealer/Other..............................   79,374,000      30,140,000
        Discount, net of accretion................   (1,352,000)     (1,241,000)
        Allowance for loan losses.................   (1,200,000)       (413,000)
                                                    -----------     -----------
        Loans, net................................  $79,996,000     $33,613,000
                                                    ===========     ===========

     Contractual maturities of loans as of December 31, 1996 are as follows:

                                                                   DECEMBER 31,
                                                                      1996
                                                                   ------------
        1996.....................................................  $ 13,654,000
        1997.....................................................    14,669,000
        1998.....................................................    10,517,000
        1999.....................................................     3,690,000
        2000.....................................................     4,613,000
        Thereafter...............................................    45,113,000
                                                                   ------------
                                                                   $ 92,256,000
                                                                   ============

     It is the Company's experience that a substantial portion of the loans will be repaid before contractual maturity dates. Consequently, the above tabulation is not to be regarded as a forecast of future cash collections.

4.  ALLOWANCES FOR LOAN LOSSES

     An analysis of the allowances for loan losses follows:

                  LOANS OWNED AND                               YEAR ENDED DECEMBER 31,
                    SUBORDINATED                        ----------------------------------------
             PASS-THROUGH CERTIFICATES                     1996            1995          1994
----------------------------------------------------    -----------     ----------     ---------
Allowance at beginning of period....................    $ 2,783,000     $  384,000     $ 464,000
Net charge-offs of uncollectible accounts(1)........     (1,395,000)      (539,000)      (80,000)
Provision for loan losses...........................      1,735,000        761,000            --
Allocation of purchase adjustment(2)................        294,000      2,177,000            --
                                                        -----------     ----------     ---------
Allowance at end of period..........................    $ 3,417,000     $2,783,000     $ 384,000
                                                        ===========     ==========     =========

                        LITCHFIELD FINANCIAL CORPORATION

                                                                YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------
LOANS SOLD                                                 1996            1995          1994
----------                                              -----------     ----------     ---------
Allowance at beginning of period....................    $   932,000     $  880,000     $ 600,000
Net charge-offs of uncollectible accounts(3)........       (570,000)      (407,000)     (279,000)
Provision for loan losses...........................        219,000        129,000       559,000
Allocation of purchase adjustment(2)................        530,000        330,000            --
                                                        -----------     ----------     ---------
Allowance at end of period..........................    $ 1,111,000     $  932,000     $ 880,000
                                                        ===========     ==========     =========

---------------
(1) Net of recoveries of $240,000 in 1996 and $42,000 in 1994. There were no recoveries in 1995.

(2) Represents allocation of purchase adjustment related to the purchase of pools of certain loans including the GEFCO portfolio in 1995. (See Note 12.)

(3) Net of recoveries of $70,000, $11,000 and $5,000 in 1996, 1995 and 1994,
    respectively.

     Net charge-offs by major loan and collateral types experienced by the Company are summarized as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                    ------------------------------------
                                                       1996          1995         1994
                                                    ----------     --------     --------
        Land......................................  $  669,000     $546,000     $359,000
        VOI.......................................   1,284,000       45,000           --
        Dealer/Other..............................      12,000      355,000           --
                                                    ----------     --------     --------
        Total.....................................  $1,965,000     $946,000     $359,000
                                                    ==========     ========     ========

5.  EXCESS SERVICING ASSET

     The activity in the excess servicing asset is summarized as follows:

                                                        YEAR ENDED DECEMBER 31,
                                              -------------------------------------------
                                                 1996            1995            1994
                                              -----------     -----------     -----------
        Balance, beginning of period........  $10,058,000     $ 8,925,000     $ 4,931,000
        Gain on sale of loans...............    4,641,000       3,232,000       5,971,000
        Recapture on repurchase of loans....      (70,000)        (52,000)       (366,000)
        Amortization........................   (2,610,000)     (2,047,000)     (1,611,000)
                                              -----------     -----------     -----------
        Balance, end of period..............  $12,019,000     $10,058,000     $ 8,925,000
                                              ===========     ===========     ===========

6.  DERIVATIVE FINANCIAL INSTRUMENT HELD FOR PURPOSES OTHER THAN TRADING

     In June, 1994, the Company entered into an interest rate cap agreement with a bank in order to manage its exposure to certain interest rate increases. The Company's objective in managing interest rate exposure is to match its proportion of fixed versus variable rate assets, liabilities and loan sale facilities. The interest rate cap entitles the Company to receive an amount, based upon an amortizing notional amount, when commercial paper rates exceed 8%. The notional amount was $5.4 million at December 31, 1996.

     The premium paid for this interest rate cap agreement is amortized ratably in the interest expense during the life of the agreement of seven years. Payments to be received as a result of the cap agreement are accrued as a reduction of interest expense. The unamortized cost of the premium is included in other assets. The Company is exposed to credit loss in the event of nonperformance by the cap provider. The balance of the unamortized premium at December 31, 1996 was $196,000.

                        LITCHFIELD FINANCIAL CORPORATION

7.  DEBT

     Financial data relating to the Company's lines of credit is as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                           ----------------------------
                                                              1996             1995
                                                           -----------      -----------
        Lines of credit available:
          Unsecured lines of credit......................  $        --      $        --
          Secured lines of credit(1).....................   51,799,000       15,000,000
                                                           -----------      -----------
                  Total lines of credit available........  $51,799,000      $15,000,000
                                                           ===========      ===========
        Borrowings outstanding at end of period:
          Unsecured lines of credit......................  $--.........     $        --
          Secured lines of credit(1).....................  36,299,000..              --
                                                           -----------      -----------
                  Total borrowings outstanding at end of
                    period...............................  $36,299,000      $        --
                                                           ===========      ===========
        Weighted average interest rate at end of period:
          Unsecured lines of credit......................           --%              --%
          Secured lines of credit........................          7.9%             9.5%
                  Total weighted average interest rate...          7.9%             9.5%
        Maximum borrowings outstanding at any month end:
          Unsecured lines of credit......................  $        --      $ 3,000,000
          Secured lines of credit........................  $36,299,000      $ 5,000,000
        Average amount outstanding during period:
          Unsecured lines of credit......................  $        --      $   231,000
          Secured lines of credit........................  $15,948,000      $ 2,306,000
        Weighted average interest rate during the period
          (determined by dividing interest expense by
          average borrowings):
          Unsecured lines of credit......................           --%            13.0%
          Secured lines of credit........................          7.6%             9.8%
                  Total weighted average interest rate
                    during the period....................          7.6%            10.1%

---------------
(1) Amount includes $1,799,000 of outstanding borrowings at December 31, 1996 on the revolving line of credit with Holland Limited Securities, Inc. (See Note 11.)

     The Company had a secured line of credit of $30,000,000 from the Bank of Boston as lead agent, and Fleet Bank. The Company can elect to borrow all or part of the outstanding balance on the line of credit at either the Bank's prime interest rate or the Eurodollar rate plus 2%. Outstanding borrowings under this line of credit at December 31, 1996 were $26,200,000. The line of credit matures in April 1997, with renewal at the lender's discretion.

     The Company also entered into an additional secured line of credit of $5,000,000 with another financial institution at that institution's prime rate of interest plus 1.25%. This line of credit matures in July 1997. There were no outstanding borrowings on this line of credit at December 31, 1996. In January 1997, the secured line of credit was increased to $8,000,000 and the maturity was extended to January 1998. The above lines of credit are secured by consumer receivables and other secured loans.

     The Company also entered into a $15,000,000 line of credit facility with the Bank of Scotland. The outstanding borrowings under this facility at December 31, 1996 were $8,300,000. This facility is secured by certain subordinated pass-through certificates, excess servicing assets, cash collateral accounts and certain

                        LITCHFIELD FINANCIAL CORPORATION
other loans and matures in September 1999. Interest is payable quarterly in arrears at the Bank's prime interest rate plus 1%. In January 1997, this facility was increased to $20,000,000.

     The Company is not required to maintain compensating balances or forward sales commitments under the terms of these lines of credit. As described in Note 11, the Company also has line of credit as part of an asset backed commercial paper facility.

     At December 31, 1995 the secured line of credit from the Bank of Boston as lead agent was $15,000,000 at the Bank's prime interest rate plus 1%. There were no outstanding borrowings at December 31, 1995.

     During the first quarter of 1995, the Company entered into a 10.43%, $12,500,000 debt placement with an insurance company. Principal is payable monthly based on collection of the underlying collateral. The note is redeemable only with the approval of the noteholder. The note is collateralized by certain of the Company's investments in subordinated pass-through certificates, excess servicing assets, and cash. At December 31, 1996 and 1995, the balance outstanding on the note was $7,428,000 and $9,836,000 and the approximate value of the underlying collateral was $13,772,000 and $17,700,000, respectively.

     On March 15, 1995, the Company completed a public offering of $18,400,000 of 10% Notes due 2004 ("1995 Notes"). The 1995 Notes allow for a maximum annual redemption at the election of the noteholders of $920,000 and contain certain restrictions regarding the payment of cash dividends and require the maintenance of certain financial ratios. On April 1, 1996 the noteholders redeemed, and the Company paid $120,000 of the 1995 Notes.

     Previously, the Company completed public offerings of $15,065,000 in November 1992 ("1992 Notes") and $17,570,000 in May 1993 ("1993 Notes"). The
1992 Notes and the 1993 Notes bear interest at 10% and 8 7/8%, respectively, and are due 2002 and 2003, respectively. The 1992 Notes and the 1993 Notes are unsecured obligations of the Company and each such issuance allows for a maximum annual redemption by noteholders of 5% of the original principal amount thereof. On November 1, 1996, the Company repaid $103,000 of the 1992 Notes due 2002 pursuant to the noteholders' annual redemption rights. On August 1, 1996 and June 1, 1996, the Company repaid $20,000 and $163,000, respectively of the 1993 Notes due 2003 pursuant to the noteholders' annual redemption rights.

8.  RETIREMENT PLANS

     Effective January 1, 1996, the Company implemented the Litchfield Financial Corporation Employee 401(k) Plan ("the Plan"), a defined contribution plan for all eligible employees at least 21 years of age and who have been employed by the Company for at least six months. Participating employees may elect to defer up to fifteen percent of their annual gross earnings. The Company will match an amount equal to one hundred percent of the employee's pretax contributions up to five percent of the employee's eligible compensation contributed into the Plan. Contributions made by the Company in 1996 were $101,000.

     The Company established a Simplified Employee Pension (SEP) Plan in 1992. The SEP is a defined contribution plan for all eligible employees at least 21 years of age and who have worked for the Company in at least three of the immediately preceding five years. Contributions to the SEP were made entirely at the discretion of the Company. Contributions to the SEP in 1994 were $92,000. There were no contributions in 1995 and the plan was discontinued in 1996.

                        LITCHFIELD FINANCIAL CORPORATION

9.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996           1995
                                                              ----------     ----------
        Deferred Tax Assets:
          Loan loss allowance...............................  $  350,000     $  348,000
          Other.............................................     282,000        109,000
                                                              ----------     ----------
             Total deferred tax assets......................     632,000        457,000
                  Valuation allowance.......................          --             --
                                                              ----------     ----------
                  Net deferred tax assets...................     632,000        457,000
                                                              ----------     ----------
        Deferred Tax Liabilities:
          Depreciation......................................      50,000         28,000
          Mortgage loan income recognition..................   3,696,000      2,746,000
          Accretion income..................................   1,662,000      1,423,000
          Other.............................................     304,000             --
                                                              ----------     ----------
             Total deferred tax liabilities.................   5,712,000      4,197,000
                                                              ----------     ----------
                  Net deferred tax liabilities..............  $5,080,000     $3,740,000
                                                              ==========     ==========

     Significant components of the provision for income taxes attributable to continuing operations are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------
                                                    1996           1995           1994
                                                 ----------     ----------     ----------
        Current:
          Federal..............................  $1,911,000     $  819,000     $  462,000
          State................................      50,000         38,000         56,000
                                                 ----------     ----------     ----------
                  Total Current................   1,961,000        857,000        518,000
                                                 ----------     ----------     ----------
        Deferred:
          Federal..............................   1,288,000      1,191,000      1,098,000
          State................................      52,000         18,000          3,000
                                                 ----------     ----------     ----------
                  Total Deferred...............   1,340,000      1,209,000      1,101,000
                                                 ----------     ----------     ----------
                                                 $3,301,000     $2,066,000     $1,619,000
                                                 ==========     ==========     ==========

     The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is:

                                                               YEAR ENDED DECEMBER 31,
                                                               ------------------------
                                                               1996      1995      1994
                                                               ----      ----      ----
        Tax at U.S. statutory rates..........................  35.0%     34.0%     34.0%
        State income taxes, net of federal tax benefit.......   3.4       3.4       3.5
        Other -- net.........................................   0.1       0.1        --
                                                               ----      ----      ----
                                                               38.5%     37.5%     37.5%
                                                               ====      ====      ====

                        LITCHFIELD FINANCIAL CORPORATION

10.  STOCKHOLDERS' EQUITY AND STOCK OPTION PLANS

  Stockholders' Equity

     In July 1996, the Board of Directors declared a five percent stock dividend of the Company's Common Stock paid August 9, 1996 to stockholders of record on July 23, 1996. Accordingly, weighted average share and per share amounts have been restated for periods presented. The Company also declared 5% stock dividends in 1995 and 1994.

  Stock Option Plans

     The Company has reserved 1,122,319 shares of common stock for issuance to officers, directors and employees on exercise of options granted under a stock option plan established in 1990. Options were granted at prices equal to or in excess of the fair market value of the stock on the date of the grant. There were 615,000 and 384,000 shares exercisable at December 31, 1996 and 1995, respectively.

     Information with respect to options granted is as follows:

                                                            NUMBER         EXERCISE
                                                              OF             PRICE
                                                            SHARES         PER SHARE
                                                            -------     ---------------
        Outstanding at December 31, 1993..................  503,644
          Granted.........................................  200,656     $11.11 - $11.67
          Canceled or exercised...........................  (26,831)     $1.15 - $11.23
                                                            -------
        Outstanding at December 31, 1994..................  677,469
          Granted.........................................   81,588      $9.98 - $11.56
          Canceled or exercised...........................  (43,385)     $1.44 - $11.67
                                                            -------
        Outstanding at December 31, 1995..................  715,672
          Granted.........................................  204,311     $11.55 - $14.05
          Canceled or exercised...........................  (13,175)     $1.15 - $11.55
                                                            -------
        Outstanding at December 31, 1996..................  906,808
                                                            =======

     In April 1995, the Company established the Stock Option Plan for Non-Employee Directors which provides for the grant of options to purchase 5,513 shares of common stock to each non-employee director serving on the Board at the time the plan was approved and to each new non-employee director elected in the five year period commencing April 1995. The maximum number of shares for which options may be granted under the plan is 66,150 shares. Options for 22,052 shares were granted at an exercise price of $12.02 per share in 1995 which was the fair market value on the date of grant. There were 22,052 options outstanding at December 31, 1996 and 1995. There were 7,352 options that were exercisable at December 31, 1996. There were no options exercisable at December 31, 1995.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation." The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with

                        LITCHFIELD FINANCIAL CORPORATION
the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.23% and 6.31%; a dividend yield of .35%, volatility factors of the expected market price of the Company's common stock of
 .24; and a weighted-average expected life of the option of 7.5 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                                 1996           1995
                                                              ----------     ----------
        Pro forma net income................................  $4,983,000     $3,363,000
        Pro forma earnings per share
          Primary...........................................  $      .88     $      .74
          Fully-diluted.....................................  $      .87     $      .74

     Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.

11.  SALE OF LOANS

     The Company has sold $249,451,000 and $194,515,000 of loans at face value through December 31, 1996 and 1995, respectively. The principal amount remaining on the loans sold was $129,619,000 and $111,117,000 at December 31, 1996 and 1995, respectively. The Company guarantees, through replacement or repayment, loans in default up to a specified percentage of loans sold. Dealer/developer guaranteed loans are secured by repurchase or replacement guarantees in addition to, in most instances, dealer/developer reserves.

     The Company's exposure to loss on loans sold in the event of nonperformance by the consumer, the dealer/developer on its guarantee, and the determination that the collateral is of no value was $8,780,000, $10,259,000, and $12,456,000 at December 31, 1996, 1995 and 1994, respectively. Such amounts have not been discounted. The Company repurchased $991,000, $448,000 and $259,000 of loans under the recourse provisions of loan sales in 1996, 1995, and 1994, respectively. Net charge-offs on loans repurchased under recourse provisions were $570,000, $407,000, and $279,000 in 1996, 1995, and 1994, respectively. In addition, when the Company sells loans through securitization programs, the Company commits either to replace or repurchase any loans that do not conform to the requirements thereof in the operative loan sale document.

     The Company's Serviced Portfolio is geographically diversified with collateral and consumers located in 41 and 50 states, respectively. At December 31, 1996, 14.3% of the collateral by principal balance was located in Texas and 14.4% and 12.2% of the borrowers by collateral location were located in Texas and Florida, respectively. No other state accounted for more than 10.0% of the total.

     The Company has a revolving line of credit and sale facility as part of an asset backed commercial paper facility with Holland Limited Securitization, Inc. ("HLS") a multi-seller commercial paper issuer sponsored by Internationale Nederlanden (U.S.) Capital Markets, Inc. ("ING"). In October 1996, the Company amended the facility to increase the facility to $100,000,000, subject to certain terms and conditions, reduce credit enhancement requirements and expand certain loan eligibility criteria. The facility expires in June 1998.

     In connection with the facility, the Company formed a wholly owned subsidiary, Litchfield Mortgage Securities Corporation 1994 ("LMSC"), to purchase loans from the Company. LMSC either pledges the loans on a revolving line of credit with HLS or sells the loans to HLS. HLS issues commercial paper or other

                        LITCHFIELD FINANCIAL CORPORATION
indebtedness to fund the purchase or pledge of loans from LMSC. HLS is not affiliated with the Company or its affiliates. As of December 31, 1996, the outstanding balance of the loans sold under this facility was $77,521,000 and outstanding borrowings under the line of credit were $1,799,000. Interest is payable on the line of credit at an interest rate based on certain commercial paper rates.

12.  PORTFOLIO ACQUISITION

     On April 27, 1995, the Company purchased a portfolio of VOI Loans, loans to developers secured by VOI Loans, other performing and non performing loans, and other related assets from GEFCO. The purchase price and allocation of the purchase price was as follows:

        Purchase Price:
          Cash paid to GEFCO............................................  $37,985,000
          Net liabilities assumed from GEFCO............................    1,688,000
          Other direct costs of acquisition.............................    1,263,000
                                                                          -----------
                  Total.................................................  $40,936,000
                                                                          ===========
        Allocation of purchase price:
          VOI Loans.....................................................  $34,138,000
          Loans secured by VOI Loans....................................    2,799,000
          Other loans and assets........................................    3,999,000
                                                                          -----------
                  Total.................................................  $40,936,000
                                                                          ===========

13.  MARKET FOR COMMON STOCK (UNAUDITED)

     The Company's Common Stock is traded on The Nasdaq Stock Market's National Market under the symbol "LTCH." The following table sets forth, for the periods indicated, the high and low stock prices of the Company's Common Stock. All share prices have been adjusted for a 5% stock dividend in each of 1996, 1995 and 1994.

                                                                   HIGH     LOW     DIVIDENDS
                                                                   ----     ---     ---------
    1994
    1st Quarter..................................................  $12  3/8 $ 9 1/4      --
    2nd Quarter..................................................   11  7/8  10 3/8      --
    3rd Quarter..................................................   13  3/8  10 3/8      --
    4th Quarter..................................................   11  3/8   9 1/2   $ .03
    1995
    1st Quarter..................................................  $10  7/8 $ 9 5/8      --
    2nd Quarter..................................................   12  7/8  10          --
    3rd Quarter..................................................   16       12 3/8      --
    4th Quarter..................................................   15  1/4  12 3/8   $ .04
    1996
    1st Quarter..................................................  $13  5/8 $11          --
    2nd Quarter..................................................   14  1/4  12 7/8      --
    3rd Quarter..................................................   15       11 1/2      --
    4th Quarter..................................................   15       12 1/2   $ .05

                        LITCHFIELD FINANCIAL CORPORATION

14.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


                                        FIRST        SECOND       THIRD        FOURTH        TOTAL
                                      ----------   ----------   ----------   ----------   -----------
1994
Total revenues......................  $1,952,000   $2,979,000   $3,672,000   $2,372,000   $10,975,000
Total expenses......................   1,435,000    1,670,000    1,579,000    1,973,000     6,657,000
Income before extraordinary item....     318,000      805,000    1,346,000      230,000     2,699,000
Extraordinary item (net of
  applicable taxes).................          --     (125,000)      (2,000)       1,000      (126,000)
Net income..........................     318,000      680,000    1,344,000      231,000     2,573,000
Income before extraordinary item per
  common share......................         .07          .19          .31          .05           .63
Extraordinary item per common
  share.............................          --         (.03)          --           --          (.03)
Net income per common share.........         .07          .16          .31          .05           .60
Weighted average number of shares
  outstanding.......................   4,293,753    4,308,684    4,287,744    4,236,444     4,280,006

1995
Total revenues......................  $2,750,000   $4,574,000   $5,464,000   $4,673,000   $17,461,000
Total expenses......................   2,157,000    3,013,000    3,137,000    3,639,000    11,946,000
Net income..........................     370,000      975,000    1,454,000      650,000     3,449,000
Net income per common share.........         .09          .22          .33          .13           .76
Weighted average number of shares
  outstanding.......................   4,233,442    4,345,396    4,412,366    5,198,700     4,543,009

1996
Total revenues......................  $4,715,000   $6,261,000   $7,136,000   $6,071,000   $24,183,000
Total expenses......................   3,420,000    3,720,000    3,967,000    4,502,000    15,609,000
Net income..........................     798,000    1,564,000    1,946,000      965,000     5,273,000
Primary net income per common
  share.............................         .14          .27          .34          .17           .93
Primary weighted average number of
  shares outstanding................   5,637,643    5,708,160    5,697,094    5,706,037     5,674,264
Fully-diluted net income per common
  share.............................         .14          .27          .34          .17           .92
Fully-diluted weighted average
  number of shares outstanding......   5,700,891    5,708,191    5,720,924    5,754,250     5,736,467


     A significant portion of the Company's revenues consists of gains on sales of loans. Thus, the timing of loan sales has a significant effect on the Company's results of operations. Accruals of approximately $510,000 and $285,000 for salary compensation as the result of the realization of performance criteria by certain executive and management personnel were recorded in the fourth quarter of 1995 and 1994. In 1996, such amounts were accrued throughout the year including $128,000 in the fourth quarter.

                        LITCHFIELD FINANCIAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                        (IN 000'S EXCEPT SHARE AMOUNTS)

                                                                       JUNE 30,     DECEMBER 31,
                                                                         1997           1996
                                                                       --------     ------------
                                                                       (UNAUDITED)
                                             ASSETS
Cash and cash equivalents............................................  $  7,061       $  5,557
Restricted cash......................................................    21,364         18,923
Loans held for sale, net of allowance for loan losses of $1,406 in
  1997 and $817 in 1996..............................................    20,475         12,260
Other loans, net of allowance for loan losses of $1,500 in 1997 and
  $1,200 in 1996.....................................................    91,750         79,996
Retained interests in loan sales.....................................    27,759         28,912
Other................................................................     6,901          7,041
                                                                       --------       --------
          Total assets...............................................  $175,310       $152,689
                                                                       ========       ========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Lines of credit....................................................  $ 34,287       $ 36,299
  Term note payable..................................................     6,396          7,428
  Accounts payable and accrued liabilities...........................     3,981          3,811
  Dealer/developer reserves..........................................    10,626         10,628
  Deferred income taxes..............................................     6,035          5,080
                                                                       --------       --------
                                                                         61,325         63,246
                                                                       --------       --------
  9.3% Notes.........................................................    20,000             --
  10% Notes due 2002.................................................    12,785         12,785
  8 7/8% Notes due 2003..............................................    15,317         15,930
  10% Notes due 2004.................................................    18,280         18,280
                                                                       --------       --------
                                                                         66,382         46,995
                                                                       --------       --------
Stockholders' equity:
     Preferred stock, $.01 par value; authorized 1,000,000 shares,
      none issued and outstanding....................................        --             --
     Common stock, $.01 par value; authorized 8,000,000 shares,
      5,616,372 shares issued and outstanding in 1997 and 5,444,399
      shares issued and outstanding in 1996..........................        56             54
     Additional paid in capital......................................    36,238         34,633
     Net unrealized gain on retained interests in loan sales.........       523             --
     Retained earnings...............................................    10,786          7,761
                                                                       --------       --------
          Total stockholders' equity.................................    47,603         42,448
                                                                       --------       --------
          Total liabilities and stockholders' equity.................  $175,310       $152,689
                                                                       ========       ========

     See accompanying notes to unaudited consolidated financial statements.

                        LITCHFIELD FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                 (IN 000'S EXCEPT SHARE AND PER SHARE AMOUNTS)
                                   UNAUDITED

                                                                    THREE MONTHS ENDED JUNE 30,
                                                                    ---------------------------
                                                                       1997             1996
                                                                    ----------       ----------
Revenues:
  Interest and fees on loans......................................  $    4,783       $    3,348
  Gain on sale of loans...........................................       2,563            2,474
  Servicing and other fee income..................................         345              279
                                                                    ----------       ----------
                                                                         7,691            6,101
                                                                    ----------       ----------
Expenses:
  Interest expense................................................       2,648            1,768
  Salaries and employee benefits..................................         833              645
  Other operating expenses........................................         853              618
  Provision for loan losses.......................................         300              529
                                                                    ----------       ----------
                                                                         4,634            3,560
                                                                    ----------       ----------
Income before income taxes........................................       3,057            2,541
Provision for income taxes........................................       1,177              977
                                                                    ----------       ----------
Net income........................................................  $    1,880       $    1,564
                                                                    ==========       ==========
Primary and fully-diluted net income per common share.............  $      .32       $      .27
                                                                    ==========       ==========
Fully-diluted weighted average number of shares...................   5,917,911        5,708,191

     See accompanying notes to unaudited consolidated financial statements.

                        LITCHFIELD FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                 (IN 000'S EXCEPT SHARE AND PER SHARE AMOUNTS)
                                   UNAUDITED

                                                                      SIX MONTHS ENDED JUNE 30,
                                                                      -------------------------
                                                                        1997            1996
                                                                      ---------       ---------
Revenues:
  Interest and fees on loans........................................  $   9,329       $   6,640
  Gain on sale of loans.............................................      4,067           3,354
  Servicing and other fee income....................................        702             757
                                                                      ---------       ---------
                                                                         14,098          10,751
                                                                      ---------       ---------
Expenses:
  Interest expense..................................................      5,042           3,297
  Salaries and employee benefits....................................      1,646           1,382
  Other operating expenses..........................................      1,756           1,282
  Provision for loan losses.........................................        735             954
                                                                      ---------       ---------
                                                                          9,179           6,915
                                                                      ---------       ---------
Income before income taxes..........................................      4,919           3,836
Provision for income taxes..........................................      1,894           1,474
                                                                      ---------       ---------
Net income..........................................................  $   3,025       $   2,362
                                                                      =========       =========
Primary and fully-diluted net income per common share...............  $     .52       $     .41
                                                                      =========       =========
Fully-diluted weighted average number of shares.....................  5,861,180       5,698,866

     See accompanying notes to unaudited consolidated financial statements.

                        LITCHFIELD FINANCIAL CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                   (IN 000'S)
                                   UNAUDITED

                                                                NET UNREALIZED
                                                                   GAIN ON
                                                 ADDITIONAL        RETAINED
                                      COMMON      PAID IN        INTERESTS IN      RETAINED
                                      STOCK       CAPITAL         LOAN SALES       EARNINGS       TOTAL
                                      ------     ----------     --------------     ---------     -------
Balance, December 31, 1996..........   $ 54       $ 34,633           $ --           $ 7,761      $42,448
  Issuance of 171,973 shares of
     common stock...................      2          1,605             --                --        1,607
  Net unrealized gain on retained
     interests in loan sales........     --             --            523                --          523
  Net income........................     --             --             --             3,025        3,025
                                        ---        -------           ----           -------      -------
Balance, June 30, 1997..............   $ 56       $ 36,238           $523           $10,786      $47,603
                                        ===        =======           ====           =======      =======

     See accompanying notes to unaudited consolidated financial statements.

                        LITCHFIELD FINANCIAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (IN 000'S)
                                   UNAUDITED

                                                                           SIX MONTHS ENDED
                                                                               JUNE 30,
                                                                         ---------------------
                                                                           1997         1996
                                                                         --------     --------
Cash flows from operating activities:
  Net income.........................................................    $  3,025     $  2,362
  Adjustments to reconcile net income to net cash used in operating activities:
     Gain on sale of loans...........................................      (4,067)      (3,354)
     Amortization and depreciation...................................         332          296
     Amortization of retained interests in loan sales................       2,061        1,364
     Provision for loan losses.......................................         735          954
     Deferred income taxes...........................................         955          130
     Net changes in operating assets and liabilities:
       Restricted cash...............................................      (2,441)         133
       Loans held for sale...........................................      (8,300)       1,327
       Retained interests in loan sales..............................         470       (3,071)
       Dealer/developer reserves.....................................          (2)        (414)
       Net change in other assets and liabilities....................         753       (2,891)
                                                                         --------     --------
     Net cash used in operating activities...........................      (6,479)      (3,164)
                                                                         --------     --------
Cash flows from investing activities:
  Redemption of investments held to maturity.........................          32           71
  Net originations and principal payments on other loans.............     (27,379)     (19,834)
  Other loans sold...................................................      15,325           --
  Collections on retained interests in loan sales....................       2,534          142
  Capital expenditures and other assets..............................        (479)         (72)
                                                                         --------     --------
     Net cash used in investing activities...........................      (9,967)     (19,693)
                                                                         --------     --------
Cash flows from financing activities:
  Net borrowings (payments) on lines of credit.......................      (2,012)      11,145
  Proceeds from issuance of 9.3% Notes...............................      20,000           --
  Retirement of long-term Notes......................................        (613)        (283)
  Payments on term note..............................................      (1,032)      (1,067)
  Net proceeds from issuance of common stock.........................       1,607           42
                                                                         --------     --------
     Net cash provided by financing activities.......................      17,950        9,837
                                                                         --------     --------
Net increase (decrease) in cash and cash equivalents.................       1,504      (13,020)
Cash and cash equivalents, beginning of period.......................       5,557       18,508
                                                                         --------     --------
Cash and cash equivalents, end of period.............................    $  7,061     $  5,488
                                                                         ========     ========
Supplemental Schedule of Noncash Financing and Investing Activities:
  Exchange of loans for retained interests in loan sales.............    $    364     $  2,785
                                                                         ========     ========
  Transfers from loans to real estate acquired through foreclosure...    $    516     $    170
                                                                         ========     ========
Supplemental Cash Flow Information:
  Interest paid......................................................    $  4,339     $  3,059
                                                                         ========     ========
  Income taxes paid..................................................    $    937     $    840
                                                                         ========     ========


     See accompanying notes to unaudited consolidated financial statements.

                        LITCHFIELD FINANCIAL CORPORATION



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A.  BASIS OF PRESENTATION

     The accompanying unaudited consolidated interim financial statements as of June 30, 1997 and for the three and six month periods ended June 30, 1997 and 1996 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 1997, are not necessarily indicative of the results expected for the year ended December 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto included in Litchfield Financial Corporation's annual report on Form 10-K for the year ended December 31, 1996.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Primary earnings per share will be replaced by basic earnings per share. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. Under the new standard, basic earnings per share would have been $.02 per share higher for each of the quarters ended June 30, 1997 and 1996 and $.03 and $.02 per share higher for the six months ended June 30, 1997 and 1996, respectively. There would be no impact on the calculation of diluted earnings per share for these periods.

B.  GAIN ON SALE OF LOANS AND RETAINED INTERESTS IN LOAN SALES

     As of January 1, 1997, the Company adopted the requirements of Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" for transfers of receivables. This standard had no effect on net income for the three or six months ended June 30, 1997. The Company has reclassified certain subordinated pass-through certificates, interest only strips and recourse obligations as retained interests in loan sales to conform with this standard.

     Gains on sales of loans are based on the difference between the allocated cost basis of the assets sold and the proceeds received, which includes the fair value of any assets or liabilities that are newly created as a result of the transaction. Newly created interests which consist primarily of interest only strips and recourse obligations are initially recorded at fair value. The previous carrying amount is allocated between the assets sold and any retained interests based on their relative fair values at the date of transfer. Retained interests in transferred assets consist primarily of subordinate portions of the principal balance of transferred assets.

     The Company estimates fair value using discounted cash flow analysis (using a discount rate commensurate with the risks involved), because quoted market prices are not available. The Company's analysis incorporates assumptions that market participants would be expected to use in their estimates of future cash flows including assumptions about interest, defaults and prepayment rates. The Company considers retained interests in loan sales, such as subordinated pass-through certificates and interest only strips, as available for sale because such assets are subject to prepayment.

     There is generally no servicing asset or liability because the Company estimates that the benefits of servicing are just adequate to compensate it for its servicing responsibilities.

     Since its inception, the Company has sold $288,952,000 of loans at face value ($249,451,000 through December 31, 1996). In June 1997, the Company completed its first securitization of $15,325,000 of dealer hypothecation loans in a private placement with a bank. Dealer hypothecation loans are loans to rural land dealers and VOI resort developers secured by consumer receivables. The principal amount remaining on the loans sold was $138,771,000 at June 30, 1997 and $129,619,000 at December 31, 1996. In connection with

                        LITCHFIELD FINANCIAL CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


certain loan sales, the Company guarantees, through replacement or repayment, loans in default up to a specified percentage of loans sold. Dealer/developer guaranteed loans are secured by repurchase or replacement guarantees in addition to, in most instances, dealer/developer reserves.

     The Company's undiscounted exposure to loss on loans sold in the event of nonperformance by the borrower, default by the dealer/developer on its guarantee, and the determination that the collateral is of no value was $8,936,000 at June 30, 1997 ($8,780,000 at December 31, 1996). The Company
repurchased $119,000 and $359,000 of loans under the recourse provisions of loan sales during the three months ended June 30, 1997 and 1996. Loans repurchased during the six months ended June 30, 1997 and 1996 were $454,000 and $514,000, respectively, and $991,000 during the year ended December 31, 1996. In addition, when the Company sells loans through securitization programs, the Company commits either to replace or repurchase any loans that do not conform to the requirements thereof in the operative loan sale documents. As of June 30, 1997, $20,136,000 of the Company's cash was restricted as credit enhancements in connection with certain securitization programs.

     The Company's Serviced Portfolio is geographically diversified with collateral and consumers located in 43 and 50 states, respectively. The Serviced Portfolio consists of the current principal balance of Land, VOI and Dealer/Other Loans serviced by or on behalf of the Company. At June 30, 1997, 15.4% of the portfolio by collateral location was located in Texas, and 17.7% and 12.4% of the portfolio by borrower location was located in Texas and Florida, respectively. No other state accounted for more than 9.0% of the total by either collateral or borrower location.

C.  ALLOWANCE FOR LOAN LOSSES

The total allowance for loan losses consists of the following:

                                                              JUNE 30,      DECEMBER 31,
                                                                1997            1996
                                                             ----------     ------------
        Allowance for losses on loans held for sale........  $1,406,000      $  817,000
        Allowance for losses on other loans................   1,500,000       1,200,000
        Recourse obligation on retained interests in loan
          sales............................................   2,635,000       2,511,000
                                                             ----------      ----------
                                                             $5,541,000      $4,528,000
                                                             ==========      ==========

D.  DEBT

     In May 1997, a secured line of credit was renewed and amended to include an increase in the amount of the line from $30,000,000 to $50,000,000 and an extension of the maturity to April 2000. Outstanding borrowings under the line of credit were $28,000,000 and $26,200,000 at June 30, 1997 and December 31, 1996, respectively. This line of credit is secured by consumer receivables and other secured loans.

     In January 1997, an additional secured line of credit was increased from $5,000,000 to $8,000,000 with another financial institution. This line of credit matures in January 1998. There were no outstanding borrowings on this line of credit at June 30, 1997 and December 31, 1996. This line of credit is secured by consumer receivables and other secured loans.

     In January 1997, an additional secured line of credit was increased from $15,000,000 to $20,000,000. There were no outstanding borrowings under this facility at June 30, 1997. At December 31, 1996, the outstanding borrowings were $8,300,000. This facility is secured by certain retained interests in loan sales, cash collateral accounts and certain other loans and matures in September 1999.

     On March 5, 1997, the Company entered into an additional $25,000,000 secured line of credit. The outstanding borrowings at June 30, 1997 were $6,058,000. The facility is secured by loans to developers of

                        LITCHFIELD FINANCIAL CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


VOI resorts for the acquisition and development of VOI resorts ("Facility A") and the related financing of consumer purchases of VOIs ("Facility B"). Although the maximum amount that can be borrowed on each facility is $15,000,000, the aggregate outstanding borrowings cannot exceed $25,000,000. This facility expires in March 2000.

     On March 21, 1997, the Company entered into a $3,000,000 secured line of credit with an additional financial institution. This line of credit is secured by consumer receivables and other secured loans and matures in March 1998. There were no outstanding borrowings at June 30, 1997.

     Interest rates on the above lines of credit range from the Eurodollar or LIBOR rates plus 2% to the prime rate plus 1.25%. The Company is not required to maintain compensating balances or forward sales commitments under the terms of these lines of credit.

     The Company also has a revolving line of credit and sale facility as part of an asset backed commercial paper facility with a multi-seller commercial paper issuer ("Conduit A"). In October 1996 the Company amended the facility to increase the facility from $75,000,000 to $100,000,000, subject to certain terms and conditions, reduce certain credit enhancement requirements and expand certain loan eligibility criteria. The outstanding aggregate balance of the loans pledged and sold under the facility at any time cannot exceed $100,000,000. The facility expires in June 1998.

     In connection with the facility, the Company formed a wholly owned subsidiary, Litchfield Mortgage Securities Corporation 1994 ("LMSC"), to purchase loans from the Company. LMSC either pledges the loans on a revolving line of credit with Conduit A or sells the loans to Conduit A. Conduit A issues commercial paper or other indebtedness to fund the purchase or pledge of loans from LMSC. Conduit A is not affiliated with the Company or its affiliates. As of June 30, 1997, the outstanding balance of eligible loans sold under the facility was $83,200,000. Outstanding borrowings under the line of credit at June 30, 1997 and December 31, 1996 were $229,000 and $1,799,000, respectively. Interest is payable on the line of credit at an interest rate based on certain commercial paper rates.

     On March 21, 1997, the Company closed an additional revolving line of credit and sale facility of $25,000,000 with another multi-seller of commercial paper conduit ("Conduit B"). The facility, which expires in March 2000, is subject to certain terms and conditions, credit enhancement requirements and loan eligibility criteria. The outstanding aggregate balance of the loans pledged and sold under the facility at any time cannot exceed $25,000,000.

     In connection with the facility, the Company formed a wholly owned subsidiary, Litchfield Capital Corporation 1995 ("LCC"), to purchase loans from the Company. LCC either pledges the loans on a revolving line of credit with Conduit B or sells the loans to Conduit B. Conduit B issues commercial paper or other indebtedness to fund the purchase or pledge of loans from LCC. Conduit B is not affiliated with the Company or its affiliates. As of June 30, 1997, the outstanding balance of the eligible loans previously sold under the facility was $13,767,000. There were no outstanding borrowings under the line of credit as of June 30, 1997. Interest is payable on the line of credit at an interest rate based on certain commercial paper rates.

     During the first quarter of 1995, the Company issued a 10.43% promissory note with an initial balance of $12,500,000 to an insurance company. Principal is payable monthly based on collection of the underlying collateral. The note is redeemable only with the approval of the noteholder. The note is collateralized by certain of the Company's retained interests in loan sales and cash. The balance outstanding on the note was $6,396,000 and $7,428,000 at June 30, 1997 and December 31, 1996, respectively. As of June 30, 1997 the approximate value of the underlying collateral was $14,231,000.

     In April 1997, the Company issued unsecured notes with an initial principal balance of $20,000,000. Interest is payable at 9.3% semiannually in arrears. The notes require principal reductions of $7,500,000,

                        LITCHFIELD FINANCIAL CORPORATION



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


$6,000,000, $6,000,000 and $500,000 in March 2001, 2002, 2003 and 2004,
respectively. The proceeds were used to repay the outstanding balance on certain of the Company's the lines of credit.

     In June 1997, the Company entered into interest rate swap agreements whereby it pays the counterparty interest at the prime rate on a notional amount of $110,000,000 and it receives from the counterparty interest at the commercial paper rate plus a spread on a notional amount of $80,000,000 and interest at the LIBOR rate plus a spread on a notional amount of $30,000,000. The swap agreements expire in June 2000.

================================================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
The Company...........................   11
Risk Factors..........................   12
Incorporation by Reference............   16
Forward-Looking Statements............   16
Use of Proceeds.......................   17
Capitalization........................   17
Selected Consolidated Financial
  Information.........................   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Business..............................   27
Management............................   37
Principal Stockholders................   39
Description of Notes..................   41
Certain Federal Income Tax
  Considerations......................   47
Underwriting..........................   48
Legal Matters.........................   49
Experts...............................   49
Additional Information................   49
Index to Financial Statements.........  F-1


================================================================================

================================================================================



                                  $45,000,000

                                  % NOTES DUE 2002


                                     [LOGO]



                               -----------------

                                   PROSPECTUS

                               -----------------


                               MCDONALD & COMPANY
                                SECURITIES, INC.

                              J.C. BRADFORD & CO.

                                 TUCKER ANTHONY
                                  INCORPORATED


                                           , 1997

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

     The expenses in connection with the issuance and distribution of the securities being registered hereby are estimated as follows:


        Registration fee under Securities Act...........................  $ 15,682.00
        NASD filing fee.................................................  $  5,675.00
        Legal fees and expenses.........................................  $150,000.00
        Accounting fees and expenses....................................  $ 25,000.00
        Printing and engraving..........................................  $120,000.00
        Miscellaneous...................................................  $ 23,643.00
                  Total.................................................  $340,000.00


---------------
* All amounts are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 67 of Chapter 156B of the General Laws of the Commonwealth of Massachusetts provides as follows:

     "Section 67. Indemnification of directors, officers, employees and other agents of a corporation, and persons who serve at its request as directors, officers, employees or other agents of another organization, or who serve at its request in any capacity with respect to any employee benefit plan, may be provided by it to whatever extent shall be specified in or authorized by (i) the articles of organization or (ii) a by-law adopted by the stockholders or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Except as the articles of organization or by-laws otherwise require, indemnification of any persons referred to in the preceding sentence who are not directors of the corporation may be provided by it to the extent authorized by the directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under this section which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan.

     No indemnification shall be provided for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or to the extent that such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

     The absence of any express provision for indemnification shall not limit any right of indemnification existing independently of this section.

     A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or other agent of another organization or with respect to any employee benefit plan, against any liability incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability."

     Article 7 of the Amended and Restated By-Laws of the Company provides that:

     Each director and officer (and his heirs and personal representatives) shall be indemnified by the Company against any Expenses incurred by him in connection with any action, suit or proceeding, civil or criminal, brought or threatened in or before any court, tribunal, administrative or legislative body or agency in which he is involved as a result of his serving or having served as a director or officer, except as limited by law or with respect to a proceeding as to which it shall have been adjudicated that he did not act in good faith in the reasonable belief that his action was in the best interests of the Company. "Expense" means any fine or penalty, and any liability fixed by a judgment, order, decree or award in such a proceeding and any professional fees and other disbursements reasonably incurred in connection with such a proceeding.

     Article Sixth of the Restated Articles of Organization of the Company provides that:

     No Director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director notwithstanding any statutory provision or other law imposing such liability, except for liability of a Director (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section sixty-one or sixty-two of Chapter 156B of the Massachusetts General Laws, or (iv) for any transaction from which the Director derived an improper personal benefit.

     The directors and officers of the Company are insured against liabilities which they incur in their capacity as such under policies of insurance carried by the Company.

ITEM 16.  EXHIBITS


  NUMBER                                 DESCRIPTION OF EXHIBIT
  ------   ----------------------------------------------------------------------------------
    1.1    Form of Underwriting Agreement.
    4.7    Form of Indenture pursuant to which the Company's      % Notes are to be issued.
    4.8    Form of      % Note (included in Exhibit 4.7)
    5.1    Opinion of Hutchins, Wheeler & Dittmar, A Professional Corporation.
   12.1*   Statement Re: Computation of Ratios.
   23.1    Consent of Independent Accountants.
   23.2    Consent of Hutchins, Wheeler & Dittmar, A Professional Corporation (included in
           Exhibit 5.1).
   24.1*   Power of Attorney (included in signature page).
   25.1*   Form T-1, Statement of Eligibility of and Qualification under the Trust Indenture
           Act of 1939 of The Bank of New York as Trustee.
   27.1*   Financial Data Schedule


---------------

* Previously filed.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant further undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.


     The undersigned registrant further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be represented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on the 22nd day of October, 1997.


                                          LITCHFIELD FINANCIAL CORPORATION

                                          By:    /s/ RICHARD A. STRATTON
                                            ------------------------------------
                                            Richard A. Stratton, President,
                                              Chief Executive Officer and
                                              Director


     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                                                           TITLE                     DATE
                                                  ------------------------     -----------------


           /s/ RICHARD A. STRATTON                President, Chief              October 22, 1997
---------------------------------------------     Executive Officer, and
             Richard A. Stratton                  Director


                      *                           Executive Vice President,     October 22, 1997
---------------------------------------------     Clerk, Treasurer, and
               Heather A. Sica                    Director

                      *                           Chief Financial Officer       October 22, 1997
---------------------------------------------
              Ronald E. Rabidou


                      *                           Director                      October 22, 1997
---------------------------------------------
             Donald R. Dion, Jr.


                      *                           Director                      October 22, 1997
---------------------------------------------
              David J. Ferrari


                      *                           Director                      October 22, 1997
---------------------------------------------
                Gerald Segel


                      *                           Director                      October 22, 1997
---------------------------------------------
                John A. Costa


                      *                           Director                      October 22, 1997
---------------------------------------------
                James Westra


        *By: /s/ RICHARD A. STRATTON
---------------------------------------------
             Richard A. Stratton

             As Attorney-in-fact

                                 EXHIBIT INDEX



  NUMBER                                 DESCRIPTION OF EXHIBIT
  ------   ----------------------------------------------------------------------------------
    1.1    Form of Underwriting Agreement.
    4.7    Form of Indenture pursuant to which the Company's      % Notes are to be issued.
    4.8    Form of      % Note (included in Exhibit 4.7)
    5.1    Opinion of Hutchins, Wheeler & Dittmar, A Professional Corporation.
   12.1*   Statement Re: Computation of Ratios.
   23.1    Consent of Independent Accountants.
   23.2    Consent of Hutchins, Wheeler & Dittmar, A Professional Corporation (included in
           Exhibit 5.1).
   24.1*   Power of Attorney (included in signature page).
   25.1*   Form T-1, Statement of Eligibility of and Qualification under the Trust Indenture
           Act of 1939 of The Bank of New York as Trustee.
   27.1*   Financial Data Schedule


---------------

* Previously filed.